UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-effective Amendment No. 1 to
FORM 10/A

GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

WHITESTONE REIT OPERATING PARTNERSHIP, L.P.
(Exact name of registrant as specified in its charter)

DELAWARE	76-0594970
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification Number)
or organization)
2600 South Gessner, Suite 500 Houston, Texas
(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code (713) 827-9595

Securities to be registered pursuant to Section 12(b) of the Act:              None
Securities to be registered pursuant to Section 12(g) of the Act:              Units of Limited Partnership Interest
(Title of Class)

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one)

Large accelerated filer ☐                                                                                               Accelerated filer ☐

Non-accelerated filer ☒                                                                                                 Smaller reporting company ☐
(Do not check if smaller reporting company)

Table of Contents (continued)

Explanatory Note

This Post-effective Amendment No. 1 to the registration statement on Form 10 is being filed by Whitestone REIT Operating Partnership, L.P., pursuant to Section 12(g) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Whitestone REIT Operating Partnership, L.P., originally filed a registration statement (File No. 000-53966) on April 30, 2010, filed pre-effective Amendment No. 1 to such registration statement on May 24, 2010 and is filing this post-effective amendment to such registration statement in response to comments received from the Securities and Exchange Commission.

Forward-Looking Statements

This Form 10 contains forward-looking statements, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete projects, amounts of anticipated distributions to our partners in the future and other matters. These forward-looking statements are not historical facts but are the intent, belief or current expectations of our General Partner based on its knowledge and understanding of our business and industry. Forward-looking statements are typically identified by the use of terms such as “may,” “will,” “should,” “potential,” “predicts,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” or the negative of such terms and variations of these words and similar expressions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. You are cautioned to not place undue reliance on forward-looking statements, which reflect Whitestone management’s view only as of the date of this Form 10. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this Form 10 include:

•	the imposition of federal corporate-level income taxes on our General Partner if it fails to qualify as a REIT in any taxable year or foregoes an opportunity to ensure REIT status;

•	uncertainties related to the national economy, the real estate industry in general and in our specific markets;

•	legislative or regulatory changes, including changes to laws governing our General Partner;

•	adverse economic or real estate developments in Texas, Arizona or Illinois;

•	increases in interest rates and operating costs;

•	inability to obtain necessary outside financing;

•	litigation risks;

•	lease-up risks;

•	inability to obtain new tenants upon the expiration of existing leases;

•	inability to generate sufficient cash flows due to market conditions, competition, uninsured losses, changes in tax or other applicable laws; and

•	the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

The accompanying information contained in this registration statement, including, without limitation, the information set forth under the item “Risk Factors,” identifies important additional factors that could materially adversely affect actual results and performance. All forward-looking statements attributable to us are expressly qualified in their entirety by this foregoing cautionary statement.

Item 1.  Business.

References to “we,” “us,” “our,” “the Operating Partnership,” “WROP” and “OP” refer to Whitestone REIT Operating Partnership, L.P., and, unless the context otherwise requires, our direct and indirect subsidiaries.  “Whitestone,” “the Trust” and “the General Partner” refers to Whitestone REIT.

General

We own and operate commercial properties in culturally diverse markets in major metropolitan areas. We are a subsidiary of Whitestone, and together, our real estate portfolio of 36 properties contains approximately 3.0 million square feet of leasable space, located in Texas, Arizona and Illinois.  The portfolio has a gross book value of approximately $193 million and book equity, including noncontrolling interests, of approximately $67 million as of March 31, 2010.

In October 2006, Whitestone’s current management team joined and adopted a strategic plan to acquire, redevelop, own and operate Community Centered Properties. We define Community Centered Properties as visibly located properties in established or developing culturally diverse neighborhoods in our target markets. We market, lease, and manage our centers to match tenants with the shared needs of the surrounding neighborhood. Those needs may include specialty retail, grocery, restaurants and medical, educational and financial services. Our goal is for each property to become a Whitestone-branded business center or retail community that serves a neighboring five-mile radius around our property. Whitestone employs and develops a diverse group of associates who understand the needs of our multicultural communities and tenants.

We were formed under the terms of a limited partnership agreement, or Agreement, dated December 31, 1998 in the state of Delaware under the name Hartman REIT Operating Partnership, and subsequently changed our name to Whitestone REIT Operating Partnership, L.P. on May 17, 2007.  We are controlled by Whitestone in its capacity as our sole general partner, owning 100% general partnership interest in us.  In addition, Whitestone owned a 65.0% limited partnership interest in us as of March 31, 2010, with the remaining 35.0% limited partnership interest held by other limited partners.  On April 24, 2009, as part of a legal settlement agreement between Whitestone and its former CEO, Mr. Allen R. Hartman, and former external advisor, Hartman Management, L.P., 1,115,527.632 units of limited partnership interests in us, which we call “OP units,” were transferred to approximately 1,000 individuals.  These OP units were held by Hartman Income REIT, an affiliate of Hartman Management, L.P., and were distributed to all shareholders of Hartman Income REIT, other than Mr. Hartman. The result of this transfer was the addition of approximately 1,000 limited partners.  Prior to this distribution we had approximately 400 limited partners.

All of our limited partners own limited partnership interests in the form of OP units.  Each holder of an OP unit has the right to redeem the OP unit for cash (with the amount of cash as the equivalent value of one Whitestone common share) or, at Whitestone’s option, common shares of beneficial ownership in Whitestone at a ratio of one common share for each OP unit redeemed, subject to adjustment for stock splits, recapitalizations and other capital changes affecting Whitestone.  Distributions to holders of our OP units, or OP unit holders, receive distributions from us at the same rate per OP unit as dividends per share of Whitestone.  Subject to certain restrictions, OP units are not redeemable until the later of one year after acquisition or an initial public offering of the common shares.  For purposes of this Form, the term “OP unit” or “unit of partnership interest” refers to the limited partnership interest and related units held by a limited partner.  Thus for purposes of this Form, as of March 31, 2010,

Whitestone’s 65.0% limited partnership interest has been treated as equivalent to 10,088,618 OP units and the remaining 35.0% limited partner interest has been treated as equivalent to 5,443,798 OP units.  In addition, Whitestone’s 100% general partner interest has been treated as equivalent, for purposes of this Form, to 0 OP units.  Whitestone’s weighted-average percentage ownership in us was approximately 64.7% for the year ended December 31, 2009.

Whitestone currently conducts substantially all of its operations and activities through us and our subsidiaries.  As our sole general partner, Whitestone has the exclusive power to manage and conduct our business, subject to certain customary exceptions.

We were originally named Hartman REIT Operating Partnership, L.P. and changed our name to Whitestone REIT Operating Partnership, L.P. on May 17, 2007.  Whitestone is a Maryland real estate investment trust (“REIT”) and was founded in 1998.  Whitestone changed its state of organization from Texas to Maryland in December 2003.  Whitestone has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”).

Our OP units and Whitestone’s common shares of beneficial interest are currently not traded on a stock exchange.  Our offices are located at 2600 South Gessner, Suite 500, Houston, Texas 77063.  Our telephone number is (713) 827-9595 and Whitestone maintains an internet site at www.whitestonereit.com.

Our Structure

 Substantially all of Whitestone’s business is conducted through us.  Whitestone is our sole general partner.  As of March 31, 2010, Whitestone owned approximately 65.0% interest in us.

As of March 31, 2010, we owned a real estate portfolio consisting of 36 properties located in three states.  As of March 31, 2010 and 2009, the occupancy rate at our operating properties was 82% based on leasable square footage.

We take a very hands-on approach to ownership, and directly manage the operations and leasing of our properties.  We directly manage the operations and leasing of our properties. Substantially all of our revenues consist of base rents received under leases that generally have terms that range from month-to-month to over 15 years.  For the three months ended March 31, 2010, our total revenues were approximately $7.7 million.  Approximately 73% of our existing leases as of March 31, 2010 contain “step up” rental clauses that provide for increases in the base rental payments.

As of March 31, 2010, we had one property that accounted for more than 10% of total gross revenue. Uptown Tower is an office building located in Dallas, Texas that was acquired during 2005 and accounts for 12.2% of our total revenue in the three months ended March 31, 2010 and 11.0% of real estate assets, net of accumulated depreciation.  Of our 36 properties, 31 are located in the Houston, Texas metropolitan area.

Economic Factors

The national economy has suffered a severe recession during the past two years.    The credit crisis spread to the commercial credit markets during 2008, negatively impacting the commercial real estate industry.  Obtaining financing for new projects and refinancing existing debt became increasingly difficult with the tightening of credit.

These factors continue to negatively impact the volume of real estate transactions, occupancy levels, tenants’ ability to pay rent and cap rates, all of which could negatively impact the value of public real estate companies, including ours.  The vast majority of our retail properties are located in densely populated metropolitan areas and are occupied by tenants which generally provide basic necessity-type items and tend to be less affected by economic changes.  Furthermore, our portfolio is primarily positioned in metropolitan areas in Texas which have been impacted less by the economic slow down compared to other metropolitan areas.

Competition

All of our properties are located in areas that include competing properties.  The amount of competition in a particular area could impact our ability to acquire additional real estate, sell current real estate, lease space and the amount of rent we are able to charge.  We may be competing with owners, including but not limited to, other REITs, insurance companies and pension funds, with access to greater resources than those available to us.

Many of our competitors have greater financial and other resources than us and may have more operating experience than us. Generally, there are other neighborhood and community retail centers within relatively close proximity to each of our properties. There is, however, no dominant competitor in the Houston, Dallas, San Antonio, Phoenix or Chicago metropolitan areas. Our retail tenants face increasing competition from outlet malls, internet discount shopping clubs, catalog companies, direct mail and telemarketing.

We target properties from 50,000 to 200,000 square feet in established or developing neighborhoods, generally resulting in acquisitions priced between $5 million and $30 million. In our experience, large institutional investors generally do not compete to purchase properties having values under $30 million, thus limiting competition that would typically inflate the values of acquisition properties.

We believe a number of factors differentiate us from other commercial real estate owners in our markets, including:

 •   Investment Focus. We seek to invest in properties that are or can become Community Centered Properties from which our tenants deliver needed services to the surrounding community. We focus on niche properties with smaller rental spaces that present opportunities for attractive returns. We target properties that: (1) typically require relatively low capital investment, are management and leasing intensive and do not draw the interest of larger national real estate companies; (2) can be redeveloped at a low cost utilizing our internal management capabilities; and/or (3) can be Whitestone-branded and re-tenanted, resulting in lower tenant turnover and higher occupancy and rental rates, together with corresponding increases in tenant reimbursement of operating expenses.

 •   Multi-Cultural Community Focus. Our multi-cultural community focus sets us apart from traditional commercial real estate operators. We value diversity in our team and maintain in-house leasing, property management, marketing, construction and maintenance departments with culturally diverse and multi-lingual associates who understand the particular needs of our tenants and neighborhoods.

 •   Proactive Marketing and Leasing. Our proactive marketing and leasing programs are designed to utilize market research to determine the common and distinctive characteristics and needs of the neighborhood and attract tenants who meet those needs. Our in-depth local knowledge in each of our major markets and in-house research capabilities allow us to quickly access and analyze neighborhood demographics and cultural nuances, market rental trends and valuation metrics. Our streamlined and efficient leasing process allows us to attract tenants and to lease spaces quickly. We typically market and lease our properties to smaller tenants who rent on average less than 3,000 square feet. As of March 31, 2010, our average rent per square foot for our smaller tenants represents a 40% premium over rent paid by our larger tenants.

 •   Proven Real Estate and “Turn-Around” Track Record. Whitestone’s eight-person senior management team has more than 125 years of collective experience acquiring, developing, redeveloping, owning, managing and operating commercial real estate properties, portfolios and companies. Whitestone’s senior management team has extensive national real estate contacts and investment expertise in our target markets. In particular, the management team has significant expertise in “turning around” properties with complex problems. The team executes a coordinated strategy, utilizing our corporate branding, philosophy and culture, operational systems and experience to renovate and re-tenant properties, with an intention to increase their net operating income and value.

 •   Commitment to Associate Training and Development. Our annual in-house Real Estate Executive Development, or REED, program is designed to provide us with knowledgeable and well-trained associates to meet our strategic goals and provide continuity in our leadership and management. The 12-month REED program promotes in-depth understanding of all aspects of investing in, owning and operating commercial real estate by providing select associates with detailed training from real estate professionals from both within and outside Whitestone.

Our Strategy

Our primary business objective is to increase value of our limited partners by acquiring, owning and operating Community Centered Properties. The key elements of our strategy include:

•   Strategically Acquiring Properties.

•   Seeking High Growth Markets. We seek to strategically acquire commercial properties in high-growth markets, which we define in terms of population growth. Our acquisition targets are located in densely populated, culturally diverse neighborhoods, primarily in and around Phoenix, Chicago, Dallas, San Antonio and Houston, five of the top 20 markets in the United States in terms of population growth.

•   Diversifying Geographically. Our current portfolio is concentrated in Houston. We believe that continued geographic diversification into markets where we have substantial knowledge and experience will help offset the economic risk from a single market concentration. We intend to focus our expansion efforts on the Phoenix, Chicago, Dallas and San Antonio markets. We believe our general partner’s management infrastructure and capacity can accommodate substantial growth in those markets. We may also pursue opportunities in other Southwestern and Western regions that are consistent with our Community Centered Property strategy.

            •   Capitalizing on Availability of Distressed Assets. We believe that during the next several years there will be excellent opportunities in our target markets to acquire quality properties at historically attractive prices. We intend to acquire distressed assets directly from owners or financial institutions holding foreclosed real estate and debt instruments that are either in default or on bank watch lists. Many of these assets may benefit from our corporate strategy and Whitestone management team’s experience in turning around distressed properties, portfolios and companies. We have extensive relationships with community banks, attorneys, title companies, and others in the real estate industry with whom we regularly work to identify properties for potential acquisition.

  •   Redeveloping and Re-tenanting Existing Properties. We “turn around” properties and seek to add value through renovating and re-tenanting our properties to create Whitestone-branded Community Centered Properties. We seek to accomplish this by (1) stabilizing occupancy, with per property occupancy goals of 90% or higher; (2) adding leasable square footage to existing structures; (3) developing and building on excess land; (4) upgrading and renovating existing structures; and (5) investing significant effort in recruiting tenants whose goods and services meet the needs of the surrounding neighborhood.

•   Recycling Capital for Greater Returns. We seek to continually upgrade our portfolio by opportunistically selling properties that do not have the potential to meet our Community Centered Property strategy and redeploying the sale proceeds into properties that better fit our strategy. Some of our properties which were acquired prior to the tenure of our general partner’s current management team may not fit our Community Centered Property strategy, and we may look for opportunities to dispose of these properties as we continue to execute our strategy.

 •   Prudent Management of Capital Structure. We intend to use the net proceeds of this offering to fund acquisitions and selective redevelopment of existing properties. We currently have 15 properties that are not mortgaged. We may seek to add mortgage indebtedness to existing and newly acquired unencumbered properties to provide additional capital for acquisitions. As a general policy, we intend to maintain a ratio of total indebtedness to undepreciated book value of real estate assets that is less than 60%. As of March 31, 2010, our ratio of total indebtedness to undepreciated book value of real estate assets was 53%.

  •   Investing in People. We believe that our people are the heart of our culture, philosophy and strategy. Our general partner continually focuses on developing associates who are self-disciplined and motivated and display at all times a high degree of character and competence.

Our Opportunity

The Economic Opportunity

We believe that over the next three years we will have excellent opportunities to acquire quality properties at historically attractive prices. Whitestone has extensive relationships with community banks, attorneys, title companies and others in the real estate industry which we believe will enable us to take advantage of these market opportunities and maintain an active acquisition pipeline.

Since the first quarter of 2008, the market for commercial mortgage-backed securities, or CMBS, has substantially contracted. Spreads on commercial mortgage debt have expanded to make most commercial mortgage debt unaffordable, and an ever-increasing number of mortgage defaults has curbed the willingness of traditional commercial mortgage lenders to extend credit. The global recession has dramatically impacted the profitability of both large and small businesses, and many companies have gone bankrupt. We believe that these factors have resulted in a decrease in the amount of real estate investment capital from traditional financing sources.

Severe recession and tight credit have resulted in many commercial real estate developers being unable to finance tenant improvements necessary to lease their spaces and to meet or refinance current debt maturities. Institutional lenders who have extended mortgage credit to developers and owners are experiencing higher levels of payment and covenant defaults, are accumulating substantial inventories of commercial real estate from foreclosures, and are facing increased pressure from banking regulators to divest these assets. We believe these dynamics have created numerous opportunities to acquire distressed assets and distressed debt instruments at prices at or below replacement cost of the underlying real estate.

We believe that these events will greatly increase the number of quality properties available for acquisition. Furthermore, we believe that real estate companies with sufficient equity capital and turnaround experience will be best able to maximize the returns on these properties.

The demand for basic goods and services such as specialty retail, grocery, and medical, educational and financial services remains relatively strong, despite the recession, in neighborhoods throughout our Phoenix, Chicago, Dallas, San Antonio and Houston markets. These staple goods and services tend to be non-luxuries and are generally needed on an everyday basis. Many of these goods and services are provided by smaller, entrepreneurial businesses that have lower operating costs and require less commercial space. We believe that traditional real estate developers over the past five years have designed properties to accommodate larger national tenants requiring bigger spaces and that these types of properties have been harder hit by the credit and economic crises. We expect that many of these properties are currently, or will in the future be, distressed and can be re-positioned and re-tenanted into Community Centered Properties that better meet the needs of their surrounding neighborhoods.

The Socio-Economic Opportunity

According to the United States Census Bureau, all five of our target markets were in the top 10 largest United States cities as of July 1, 2008. In the Census Bureau’s Estimates of Population Change for Metropolitan Statistical Areas and Rankings: July 1, 2008 to July 1, 2009, Dallas and Houston ranked first and second, respectively, in population growth out of 366 metropolitan statistical areas, and Phoenix, Chicago and San Antonio ranked seventh, eighth and sixteenth, respectively. Each of our markets except Chicago and Phoenix had population growth of at least two percent during this period and experienced better employment statistics than the national average during the current recession. The following table shows that the unemployment rates in four of our five markets (Phoenix, Dallas, San Antonio and Houston) were less than the national average in each of the last six months.

	Aug.	Sept.	Oct.	Nov.	Dec.	Jan. 2010
National(1)	9.7%	9.8%	10.1%	10.0%	10.0%	9.7%
Houston(2)	8.4	8.5	8.4	8.2	8.3	8.8
Dallas(2)	8.3	8.3	8.3	7.9	8.0	8.7
Chicago(2)	9.7	10.0	10.3	10.3	10.6	11.7
Phoenix(2)	8.6	8.6	8.7	8.1	8.2	9.2
San Antonio(2)	7.0	7.1	7.0	6.8	6.8	7.7

(1)	Seasonally adjusted.
(2)	Not seasonally adjusted.

Source: Bureau of Labor Statistics

The Census Bureau in August 2008 forecasted that by 2042 minorities will become the majority of the United States population, and that by 2050 the Hispanic and Asian populations will nearly double as a percentage of the total United States population. We believe our primary markets represent some of the most culturally diverse cities in the United States and that Hispanic and Asian communities are prevalent in these cities. The following table shows changes in ethnic population in our primary markets:

	2005-2008 % Change in Population by Ethnicity
City	White	Black	Asian	Hispanic
Chicago	4.8%	1.3%	8.4%	8.1%
Houston	9.6	12.6	13.6	15.2
Dallas	10.3	11.3	14.7	17.1
San Antonio	28.1	15.0	20.0	10.9
Phoenix	17.6	27.3	21.4	19.1

Source: US Census Bureau

We believe that multicultural entrepreneurs will comprise a growing base of tenants for our Community Centered Properties. According to the United States Small Business Administration, or SBA, immigrants are nearly 30% more likely to start a new business than non-immigrants. According to SBA, between 1996 and 2007, immigrants represented nearly 17% of all new business owners in the United States. In Texas during this period, immigrants accounted for nearly 28% of new business owners, while in Arizona and Illinois, immigrants accounted for approximately 19% of new business owners. Each of these states was in the top 10 nationally for new business formations by immigrants.

Our Acquisition Process

Commercial Real Estate

We intend to continue acquiring properties that meet or can be repositioned to meet our criteria for Community Centered Properties in our target markets of Phoenix, Chicago, Dallas and San Antonio. Currently, we have an active acquisition pipeline exceeding 75 properties from approximately 40 sources in our target markets. Once we acquire a property, we seek to turn around the property and add value through renovating and re-tenanting in order to create a Whitestone-branded Community Centered Property. We seek to accomplish this by (1) stabilizing occupancy, with per property occupancy goals of 90% or higher; (2) adding leasable square footage to existing structures; (3) developing and building on excess land; (4) upgrading and renovating existing structures; and (5) investing significant effort in recruiting tenants whose goods and services meet the needs of the surrounding neighborhood.

We target properties from 50,000 to 200,000 square feet in established or developing neighborhoods, generally resulting in acquisitions priced between $5 million and $30 million. In our experience, large institutional investors generally do not compete to purchase properties having values under $30 million, thus limiting competition that would typically inflate the values of acquisition properties. We are not specifically limited by our governance documents, our management policies or the governance documents of our Operating Partnership in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we acquire will depend on real estate and market conditions existing at the time we acquire properties and the availability of debt and equity capital.

Whitestone has developed extensive research capabilities and utilize proprietary asset management and modeling tools that Whitestone’s management believes help it to identify favorable property acquisitions, forecast growth and make estimates at the time of the acquisition of a property relating to disposition timing and sales price to maximize our return on investment. Using these tools in concert with our overall strategies, including individual market monitoring and ongoing analysis of macro- and micro-regional economic cycles, we expect to be better able to identify favorable acquisition targets. We believe our experience and investment discipline will enable us to maximize current returns and distributions to investors and maintain higher relative portfolio property values.

Our Disposition Strategy

We seek to continually upgrade our asset base by opportunistically selling properties that do not have the potential to meet our Community Centered Property strategy and redeploying the sale proceeds into properties that fit our strategy. Some of our properties which were acquired prior to the tenure of our current management team may not fit our Community Centered Property strategy, and we will look for opportunities to dispose of these properties as we continue to execute our strategy. A property may be sold before the end of the expected holding period if, in our judgment, the value of the property has reached its peak or might decline substantially or an opportunity has arisen to acquire other properties. We generally intend to hold our investments long-term; however, economic or market conditions may influence us to hold our investments for different periods of time.

The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. We cannot assure you that this objective will be realized. The selling price of a leased property will be determined in large part by the amount of net operating income of the property.

Development and Construction of Properties

We do not currently intend to engage in the acquisition of raw land for development or the acquisition of existing improved property for “tear-downs” and rebuilding. However, we intend to engage in selective redevelopment of existing improved properties where such redevelopment will reposition the property and/or increase its earning capacity and long-term returns on invested capital. We turn around properties and add value through renovating and re-tenanting to create Whitestone-branded Community Centered Properties. We seek to accomplish this by (1) stabilizing occupancy, with per property occupancy goals of 90% or higher; (2) adding leasable square footage to existing structures; (3) developing and building on excess land; (4) upgrading and renovating existing structures; and (5) investing significant effort in recruiting tenants whose goods and services meet the needs of the surrounding neighborhood.

Property Management, Leasing and Marketing

We manage and lease what we own and retain the decision making authority and strategic planning responsibility for our properties. Our management team directly oversees our property portfolio and seeks to increase our operating cash flow through aggressive oversight of our leasing, property management and asset management functions. Our property management functions include the oversight of all day-to-day operations of our properties as well as the coordination and oversight of tenant improvements and building services. Property managers are required to communicate either in-person or via telephone with each tenant twice per quarter and more frequently for larger tenants on a property and for tenants close to a renewal period or at risk of default.

Whitestone’s current management team has implemented a number of operating strategies and reporting systems, which have been developed over their careers. Once we acquire a property we seek to aggressively manage the property in accordance with a strategic plan developed during pre-acquisition due diligence. Depending on the property, the strategic plan may seek to add value either through active property leasing efforts, investment in targeted capital improvement projects or the repositioning or redevelopment of certain properties. We intend to increase cash flows through cost efficient property operations and leasing strategies designed to capture market rental growth from the renewal of below-market leases at higher rates and/or recruitment of quality new tenants. We believe we have maintained both rigorous lessee underwriting and strong tenant relationships.

In implementing our Community Centered Property strategy, we strive to market, lease, and manage our centers to match tenants with the shared needs of the surrounding neighborhood. Those needs may include specialty retail, grocery, restaurants and medical, educational and financial services. Our goal is for each property to become a Whitestone-branded business center or retail community that serves a neighboring five-mile radius around our property. We employ and develop a diverse group of associates who understand the needs of our multicultural communities and tenants.

Marketing is an integral part of our leasing strategy. We deploy a multi-prong marketing effort as it focuses on mailings including post cards, e-mail distributions and door-to-door marketing for potential tenants in neighboring buildings. In addition, we outsource certain marketing functions for further penetration of the potential tenant market. We hold training seminars for our marketing employees and leasing agents specifically oriented towards the marketing process and other leasing principals.

We utilize large, conspicuous signage to advertise the availability of space at our vacant properties. We also actively communicate with tenant representatives in our markets in order to keep them continuously informed of our inventory of available space. We also utilize direct mail and telephone “cold calls” to create prospective tenants. Once a prospective tenant becomes interested in leasing from us, we provide our leasing agents with autonomy, within set parameters, to negotiate leases in order to fill vacant space. Leasing agents are allowed to use concessions to attract new tenants.

Our properties are marketed to smaller tenants, who rent on average less than 3,000 square feet. As of March 31, 2010, 552 of our 772 tenants are small tenants (representing approximately 72% of our tenant base), and we have tailored our management and leasing approach to deal with the unique needs of these types and size tenants. For example, Whitestone has  implemented a streamlined lease approval process, and we allow our trained representatives to make independent leasing decisions. Many competing properties often face a substantially more bureaucratic approval process, which could potentially inhibit a property from being fully leased. Our ability to act quickly allows us to capture those tenants that are unable or unwilling to wait a substantial period of time for a lease to be approved. We are able to examine the credit of a potential tenant during the lease negotiation process and finalize the terms of the lease. Smaller tenants generally pay us a premium per square foot to occupy smaller spaces. As of December 31, 2009, this premium averaged 39% over what larger tenants pay on an average per square foot in our current portfolio.

We carefully monitor our property expenses and manage how we incur and bill expenses to our tenants. Because a significant amount of our leases are triple net leases, which means that the tenant is responsible for paying the cost of all maintenance and minor repairs, property taxes and insurance relating to its leased space, most operating expenses, such as insurance, taxes and common area maintenance, are reimbursed to us by our tenants. We also use gross leases and full service leases, which vary from our triple net leases. A gross lease typically includes the base or first year’s property operating expenses, taxes and insurance in the rent. Any increases in the property operating expenses, taxes or insurance over the base year are generally reimbursed by the tenant. The cost of common area maintenance is also reimbursed by the tenant, as are utilities and other premises-specific costs. In a full service lease, all expenses, with the occasional exception of electricity and other utility costs, are included in the rent. Any increases in the expenses over the base year are generally reimbursed by the tenant. We have implemented collection and billing policies to assure we are collecting all expense reimbursements, and we plan our incurrence of such expenses so as to maximize recoverability in any given year, while minimizing the added cost to our tenants.

Leasing for our portfolio is generally performed by Whitestone internally and is a key component to our success. Members of our leasing team have developed strong relationships with the local tenant community in the respective markets. We aggressively seek to renegotiate and extend any existing leases that are below market at market rates. Although we maintain ongoing dialogue with our tenants, we will generally raise the issue of renewal 12 months prior to lease renewal often providing concessions for early renewal. We also aggressively pursue new tenants for any vacant space. As necessary, we will use third-party leasing agents in attracting tenants. Our use of third party brokerage firms is based on their demonstrated track record and knowledge of the sub-markets in which our properties are located.

Compliance with Governmental Regulations

Under various federal and state environmental laws and regulations, as an owner or operator of real estate, we may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at our properties. We may also be held liable to a governmental entity or to third parties for property damage and for investigation and cleanup costs incurred by those parties in connection with the contamination. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs it incurs in connection with the contamination. The presence of contamination or the failure to remediate contaminations at any of our properties may adversely affect our ability to sell or lease the properties or to borrow using the properties as collateral. We could also be liable under common law to third parties for damages and injuries resulting from environmental contamination coming from our properties.

We will not purchase any property unless we are generally satisfied with the environmental status of the property. We may obtain a Phase I environmental site assessment, which includes a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.

We believe that our properties are in compliance in all material respects with all federal, state and local ordinances and regulations regarding the handling, discharge and emission of hazardous or toxic substances. During the re-financing of twenty-one of our properties in late 2008 and early 2009, Phase I environmental site assessments were completed at those properties. These assessments revealed that five of the twenty-one properties currently or previously had a dry cleaning facility as a tenant. Since release of chlorinated solvents can occur as a result of dry cleaning operations, a Phase II subsurface investigation was conducted at the five identified properties, and all such investigations revealed the presence of chlorinated solvents. Based on the findings of the Phase II subsurface investigations, we promptly applied for entry into the Texas Commission on Environmental Quality Dry Cleaner Remediation Program, or DCRP for four of the identified properties and were accepted. Upon entry, and continued good standing with the DCRP, the DCRP administers the Dry Cleaning Remediation fund to assist with remediation of contamination caused by dry cleaning solvents. The remaining identified property is still under investigation and upon conclusion of the investigation, we intend to enter the property into the DCRP. The response actions associated with the ongoing investigation and subsequent remediation, if necessary, have not been determined at this time. However, we believe that the costs of such response actions will be immaterial and therefore no liability has been recorded to our financial statements. We have not been notified by any governmental authority, and are not otherwise aware, other than the five identified properties described above, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our present or former properties. We have not recorded in our financial statements any material liability in connection with environmental matters. Nevertheless, it is possible that the environmental assessments conducted thus far and currently available to us do not reveal all potential environmental liabilities. It is also possible that subsequent investigations will identify material contamination or other adverse conditions, that adverse environmental conditions have arisen subsequent to the performance of the environmental assessments, or that there are material environmental liabilities of which our management is unaware.

Under the Americans with Disabilities Act, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Our properties must comply with the ADA to the extent that they are considered “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. In addition, we will continue to assess our compliance with the ADA and to make alterations to our properties as required.

Employees

As of March 31, 2010, we employed no employees and Whitestone employed 50 full-time employees.  We rely on Whitestone for management services and administrative services.  As the management and employees of Whitestone work for the benefit of the Operating Partnership, the costs and expenses of Whitestone have been presented in this Form 10 in a manner consistent with Whitestone’s presentation in its Annual Report on Form 10K and Quarterly Report on Form 10-Q.  See Item 5 “Directors and Executive Officers.”

Materials Available

We are filing this General Form for Registration of Securities on Form 10 to register our OP units pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We are subject to the registration requirements of Section 12(g) because at December 31, 2009, the aggregate value of our assets exceeded the applicable threshold of $10 million and our OP units of record were held by more than 500 persons.  Because of our obligation to register our OP units with the SEC under the Exchange Act, we will generally be subject to the requirements of the Exchange Act rules.  In particular, we will be required to file:

•	Quarterly reports on Form 10-Q;
•	Annual reports on Form 10-K;
•	Current reports on Form 8-K; and
•	Otherwise comply with the disclosure obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

You may read and copy any materials we file with the Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, on official business days during the hours of 10:00 am to 3:00 pm Eastern.  You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.  Copies of such materials will also be available free of charge through Whitestone’s website (www.whitestonereit.com) as soon as reasonably practicable after we electronically file the material with, or furnish it to, the SEC.

Copies of Whitestone’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports, as well as Reports on Forms 3, 4 and 5 regarding Whitestone’s officers, trustees or 10% beneficial owners, filed or furnished pursuant to Section 13(a), 15(d) or 16(a) of the Exchange Act are also available free of charge through its website as soon as reasonably practicable after it electronically files the material with, or furnishes it to, the SEC.  Whitestone has also made available on its website copies of its Audit Committee Charter, Compensation Committee Charter, Nominating and Governance Committee Charter, Insider Trading Compliance Policy, and Code of Business Conduct and Ethics Policy.  In the event of any changes to these charters or the code or guidelines, changed copies will also be made available on Whitestone’s website.  Materials on Whitestone’s website are not part of its Annual Report on Form 10-K and will not be part of our Annual Report on Form 10-K.

Financial Information

Additional financial information related to us is included in Item 13 “Financial Statements and Supplementary Data.”

Item 1A.  Risk Factors.

In addition to the other information contained in this Form the following risk factors should be considered carefully in evaluating our business.  Our business, financial condition, or results of operations could be materially adversely affected by any of these risks.  Some statements in this Form 10, including statements in the following risk factors, constitute forward-looking statements, as described in the section entitled “Forward Looking Statements.”

Risks Associated with Real Estate

The recent market disruptions may significantly and adversely affect our financial condition and results of operations.

The United States is currently in a recession that has resulted in increased unemployment, weakening of tenant financial condition, large-scale business failures and tight credit markets. Our results of operations may be sensitive to changes in overall economic conditions that impact tenant leasing practices. A continuation of ongoing adverse economic conditions affecting tenant income, such as employment levels, business conditions, interest rates, tax rates, fuel and energy costs and other matters, could reduce overall tenant leasing or cause tenants to shift their leasing practices. In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases. At this time, it is difficult to determine the breadth and duration of the economic and financial market problems and the many ways in which they may affect our tenants and our business in general. A general reduction in the level of tenant leasing could adversely affect our ability to maintain our current tenants and gain new tenants, affecting our growth and profitability. Accordingly, continuation or further worsening of these difficult financial and macroeconomic conditions could have a significant adverse effect on our cash flows, profitability and results of operations.

Real estate property investments are illiquid due to a variety of factors, and therefore we may not be able to dispose of properties when appropriate or on favorable terms.

Our strategy includes opportunistically selling properties that do not have the potential to meet our Community Centered Property strategy. However, real estate property investments generally cannot be disposed of quickly. In addition, the Code imposes restrictions on the ability of a REIT to dispose of properties that are not applicable to other types of real estate companies. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which could cause us to incur extended losses, reduce our cash flows and adversely affect distributions, thereby adversely impacting us.

We cannot predict whether we will be able to sell any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. To the extent we are unable to sell any properties for our book value, we may be required to take a non-cash impairment charge or loss on the sale, either of which would reduce our net income.

We may be required to expend funds and time to correct defects or to make improvements before a property can be sold. We cannot assure you that we will have funds available to correct those defects or to make those improvements, which may impede our ability to sell a property. Further, we may agree to transfer restrictions that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These transfer restrictions would impede our ability to sell a property even if we deem it necessary or appropriate. These facts and any others that would further contribute to the illiquid character of real estate properties and impede our ability to respond to adverse changes in the performance of our properties may have a material adverse effect on our business, financial condition, results of operations, and our ability to make distributions.

Our business is dependent upon our tenants successfully operating their businesses and their failure to do so could have a material adverse effect on our ability to successfully and profitably operate our business.

We depend on our tenants to operate the properties we own in a manner which generates revenues sufficient to allow them to meet their obligations to us, including their obligations to pay rent, maintain certain insurance coverage, pay real estate taxes and maintain the properties in a manner so as not to jeopardize their operating licenses or regulatory status. The ability of our tenants to fulfill their obligations under our leases may depend, in part, upon the overall profitability of their operations. Cash flow generated by certain tenant businesses may not be sufficient for a tenant to meet its obligations to us. Our financial position could be weakened and our ability to fulfill our obligations under our indebtedness could be limited if a number of our tenants were unable to meet their obligations to us or failed to renew or extend their relationship with us as their lease terms expire, or if we were unable to lease or re-lease our properties on economically favorable terms. These adverse developments could arise due to a number of factors, including those described in the risk factors discussed in this Form.

Turmoil in capital markets could adversely impact acquisition activities and pricing of real estate assets.

Volatility in capital markets could adversely affect acquisition activities by impacting certain factors, including the tightening of underwriting standards by lenders and credit rating agencies and the significant inventory of unsold collateralized mortgage backed securities in the market. These factors directly affect a lender’s ability to provide debt financing as well as increase the cost of available debt financing. As a result, we may not be able to obtain favorable debt financing in the future or at all. This may impair our ability to acquire properties or result in future acquisitions generating lower overall economic returns, which may adversely affect our results of operations and distributions to partners. Furthermore, any turmoil in the capital markets could adversely impact the overall amount of capital available to invest in real estate, which may result in price or value decreases of real estate assets.

The value of our property will be directly affected by general economic and regulatory factors we cannot control or predict.

 Investments in real estate typically involve a high level of risk as the result of factors we cannot control or predict. One of the risks of investing in real estate is the possibility that our properties will not generate income sufficient to meet operating expenses or will generate income and capital appreciation, if any, at rates lower than those anticipated or available through investments in comparable real estate or other investments. The following factors may affect income from properties and yields from investments in properties and are generally outside of our control:

•	conditions in financial markets;
•	over-building in our markets;
•	a reduction in rental income as a result of the inability to maintain occupancy levels;
•	adverse changes in applicable tax, real estate, environmental or zoning laws;
•	changes in general economic conditions;
•	a taking of any of our properties by eminent domain;
•	adverse local conditions (such as changes in real estate zoning laws that may reduce the desirability of real estate in the area);
•	acts of God, such as hurricanes, earthquakes or floods and uninsured losses;
•	changes in supply of or demand for similar or competing properties in an area;
•	changes in interest rates and availability of debt capital, which may render the sale of a property difficult or unattractive; and
•	periods of high interest rates, inflation or tight money supply.

Some or all of these factors may affect our properties, which could adversely affect our operations and ability to pay distributions.

All of our properties are subject to property taxes that may increase in the future, which could adversely affect our cash flow.

Our properties are subject to property taxes that may increase as property tax rates change and as the properties are assessed or reassessed by taxing authorities.  As the owner of the properties, we are ultimately responsible for payment of the taxes to the government. If property taxes increase, our tenants may be unable to make the required tax payments, ultimately requiring us to pay the taxes. In addition, we will generally be responsible for property taxes related to any vacant space in our properties.

Compliance or failure to comply with laws requiring access to our properties by disabled persons could result in substantial cost.

The ADA and other federal, state and local laws generally require public accommodations be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the government or the award of damages to private litigants. These laws may require us to modify our existing properties. These laws may also restrict renovations by requiring improved access to such buildings by disabled persons or may require us to add other structural features which increase our construction costs. Legislation or regulations adopted in the future may impose further burdens or restrictions on us with respect to improved access by disabled persons. We may incur unanticipated expenses that may be material to our financial condition or results of operations to comply with ADA and other federal, state and local laws, or in connection with lawsuits brought by private litigants.

We face intense competition, which may decrease, or prevent increases of, the occupancy and rental rates of our properties.

We compete with a number of developers, owners and operators of commercial real estate, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. This competitive environment could have a material adverse effect on our ability to lease our properties or any newly developed or acquired property, as well as on the rents charged.

Risks Associated with Our Operations

Because of the current lack of geographic diversification of our portfolio, an economic downturn in the Houston metropolitan area could adversely impact our operations and ability to pay distributions.

The majority of our assets and revenues are currently derived from properties located in the Houston metropolitan area. As of December 31, 2009, we had 80% of our gross leasable square feet in Houston. Our results of operations are directly contingent on our ability to attract financially sound commercial tenants. A significant economic downturn may adversely impact our ability to locate and retain financially sound tenants and could have an adverse impact on our tenants’ revenues, costs and results of operations and may adversely affect their ability to meet their obligations to us. Likewise, we may be required to lower our rental rates to attract desirable tenants in such an environment. Consequently, because of the lack of geographic diversity among our current assets, if the Houston metropolitan area experiences an economic downturn, our operations and ability to pay distributions to our partners could be adversely impacted.

We lease our properties to approximately 800 tenants, with 10% to 20% of our leases expiring annually. Each year we face the risk of non-renewal of a material percentage of our leases and the cost of re-leasing a significant amount of our available space, and our failure to meet leasing targets and control the cost of re-leasing our properties could adversely affect our rental revenue, operating expenses and results of operations.

The nature of our business model warrants shorter term leases to smaller, non-national tenants, and substantially all of our revenues consist of base rents received under these leases.  As of March 31, 2010, approximately 44% of the aggregate gross leasable area of our properties is subject to leases that expire prior to December 31, 2012, which includes our largest tenant, which accounted for less than 3% of our total revenues for the three months ended March 31, 2010. We are subject to the risk that:

•	tenants may choose not to, or may not have the financial resources to, renew these leases;
•	we may experience significant costs associated with re-leasing a significant amount of our available space;
•	we may not be able to easily re-lease the space subject to these leases, which may cause us to fail to meet our leasing targets or control the costs of re-leasing; and

•	the terms of any renewal or re-lease may be less favorable than the terms of the current leases.

We routinely seek to renew leases with our existing tenants prior to their expiration and typically begin discussions with tenants as early as 18 months prior to the expiration date of the existing lease. While our early renewal program and other leasing and marketing efforts target these expiring leases, and while we hope to re-lease most of that space prior to expiration of the leases at rates comparable to or slightly in excess of the current rates, market conditions, including new supply of properties, and macroeconomic conditions in Houston and nationally could adversely impact our renewal rate and/or the rental rates we are able to negotiate. If any of these risks materialize, our rental revenue, operating expenses and results of operations could be adversely affected.

Many of our tenants are small businesses, which may have a higher risk of bankruptcy or insolvency.

 Many of our tenants are small, local businesses with little capital that depend on cash flows from their businesses to pay their rent and are therefore at a higher risk of bankruptcy or insolvency than larger,  national tenants. The bankruptcy or insolvency of a number of smaller tenants may have an adverse impact on our income and our ability to pay distributions.

 We receive substantially all of our income as rent payments under leases of our properties. We have no control over the success or failure of our tenants’ businesses and, at any time, any of our tenants may experience a downturn in its business that may weaken its financial condition. As a result, our tenants may fail to make rent payments when due or declare bankruptcy. For example, on November 10, 2008, one of our tenants, Circuit City, which leased space at one of our properties and represented approximately 3% of our total rent for the year ended December 31, 2008, filed for reorganization under Chapter 11 of the Bankruptcy Code. The tenant elected to reject our lease.

If tenants are unable to comply with the terms of the leases, we may be forced to modify the leases in ways that are unfavorable to us. Alternatively, the failure of a tenant to perform under a lease could require us to declare a default, repossess the space and find a suitable replacement tenant. There is no assurance that we would be able to lease the space on substantially equivalent or better terms than the prior lease, or at all, or successfully reposition the space for other uses.

If any lease expires or is terminated, we could be responsible for all of the operating expenses for that portion of the property until it is re-leased. If we experience a significant number of un-leased spaces, our operating expenses could increase significantly. Any significant increase in our operating expenses may have a material adverse effect on our business, financial condition and results of operations, and our ability to make distributions to our partners.

Any bankruptcy filing by or relating to one of our tenants could bar all efforts by us to collect pre- bankruptcy debts from that tenant or seize its property. A tenant bankruptcy could also delay our efforts to collect past due balances under the leases and could ultimately preclude collection of all or a portion of these sums. It is possible that we may recover substantially less than the full value of any unsecured claims we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, and our ability to make distributions to our partners. Furthermore, dealing with a tenant’s bankruptcy or other default may divert Whitestone management’s attention and cause us to incur substantial legal and other costs.

If one or more of our tenants files for bankruptcy relief, the Bankruptcy Code provides that a debtor has the option to assume or reject the unexpired lease within a certain period of time. The Bankruptcy Code generally requires that a debtor must assume or reject a contract in its entirety. Thus, a debtor cannot choose to keep the beneficial provisions of a contract while rejecting the burdensome ones; the contract must be assumed or rejected as a whole. However, where under applicable law a contract (even though it is contained in a single document) is determined to be divisible or severable into different agreements, or similarly, where a collection of documents is determined to constitute separate agreements instead of a single, integrated contract, then in those circumstances a debtor/trustee may be allowed to assume some of the divisible or separate agreements while rejecting the others.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage may adversely affect our returns.

 We attempt to adequately insure all of our properties to cover casualty losses. However, there are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Our current geographic concentration in the Houston metropolitan area potentially increases the risk of damage to our portfolio due to hurricanes.  Insurance risks associated with potential terrorism acts could sharply increase the premiums we pay for coverage against property and casualty claims. In some instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We cannot assure you that we will have adequate coverage for these losses. Also, to the extent we must pay unexpectedly large insurance premiums, we could suffer reduced earnings that would result in less cash to be distributed to our partners.

 Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

 Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in its property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos containing materials into the air. In addition, third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for payments of distributions to our partners.

 We may not be successful in consummating suitable acquisitions or investment opportunities, which may impede our growth and negatively affect our results of operations.

 Our ability to expand through acquisitions is integral to our business strategy and requires us to consummate suitable acquisition or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in consummating acquisitions or investments in properties that meet our acquisition criteria on satisfactory terms or at all. Failure to consummate acquisitions or investment opportunities, or to integrate successfully any acquired properties without substantial expense, delay or other operational or financial problems, would slow our growth.

 Our ability to acquire properties on favorable terms may be constrained by the following significant risks:

•	competition from other real estate investors with significant capital, including publicly-traded REITs and institutional investment funds;
•	competition from other potential acquirers which may significantly increase the purchase price for a property we acquire, which could reduce our growth prospects;
•	unsatisfactory results of our due diligence investigations or failure to meet other customary closing conditions; and
•	failure to finance an acquisition on favorable terms or at all.

 If any of these risks are realized, our business, financial condition, results of operations, our ability to make distributions to our partners could be adversely affected.

We may face significant competition in our efforts to acquire financially distressed properties and debt.

 Our acquisition strategy is focused on distressed commercial real estate, and we could face significant competition from other investors, such as publicly-traded REITs, hedge funds, private equity funds and other private real estate investors with greater financial resources and access to capital than us. Therefore, we may not be able to compete successfully for investments. In addition, the number of entities and the amount of purchasers competing for suitable investments may increase, all of which could result in competition for accretive acquisition opportunities and adversely affect our business plan and our ability to maintain our current distribution rate.

 Our success depends in part on our ability to execute our Community Centered Property strategy.

 Our Community Centered Property strategy is newly adopted and requires intensive management of a large number of small spaces and small tenant relationships. Our success will depend in part upon Whitestone management’s ability to identify potential Community Centered Properties and find and maintain the appropriate tenants to create such a property. Lack of market acceptance of our Community Centered Property strategy or our inability to successfully attract and manage a large number of tenant relationships could adversely affect our occupancy rates, operating results and distribution rate.

Loss of Whitestone’s key personnel, particularly its eight senior managers, could threaten our ability to execute our strategy and operate our business successfully.

We are dependent on the experience and knowledge of Whitestone’s key executive personnel, particularly its eight senior managers who have been instrumental in setting our strategic direction, operating our business, identifying, recruiting and training key personnel and arranging necessary financing. Losing the services of any of these individuals could adversely affect our business until qualified replacements could be found. We also believe that they could not quickly be replaced with managers of equal experience and capabilities and their successors may not be as effective.

Our systems may not be adequate to support our growth, and our failure to successfully oversee our portfolio of properties could adversely affect our results of operations.

We cannot assure you that Whitestone will be able to adapt its portfolio management, administrative, accounting and operational systems, or hire and retain sufficient operational staff, to support any growth we may experience. Whitestone’s failure to successfully oversee our current portfolio of properties or any future acquisitions or developments could have a material adverse effect on our results of operations and financial condition and our ability to make distributions.

There can be no assurance that we will be able to pay or maintain cash distributions or that distributions will increase over time.

There are many factors that can affect the availability and timing of cash distributions to partners. Distributions will be based principally on cash available from our properties, real estate securities, mortgage loans and other investments. The amount of cash available for distributions will be affected by many factors, such as our ability to buy properties, the yields on securities of other real estate programs that we invest in, and our operating expense levels, as well as many other variables. We can give no assurance that we will be able to pay or maintain distributions or that distributions will increase over time. In addition, we can give no assurance that rents from the properties will increase, that the securities we buy will increase in value or provide constant or increased distributions over time, or that future acquisitions of real properties, mortgage loans or our investments in securities will increase our cash available for distributions to partners. Our actual results may differ significantly from the assumptions used by Whitestone’s board of trustees in establishing the distribution rate to partners.

If we experience decreased cash flows, we may need to use other sources of cash to fund distributions or we may be unable to pay distributions.

Actual cash available for distributions may vary substantially from estimates. If our cash distributions exceed the amount of cash available for distributions, we may need to fund the shortage out of working capital or by obtaining other debt, which would reduce the amount of proceeds available for real estate investments.

Our assets may be subject to impairment charges.

We periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based on factors such as market conditions, tenant performance and legal structure. If we determine that a significant impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset, which could have a material adverse effect on our results of operations and funds from operations in the period in which the write-off occurs.

Risks Associated with Our Indebtedness and Financing

Current market conditions could adversely affect our ability to refinance existing indebtedness or obtain additional financing for growth on acceptable terms or at all, which could adversely affect our ability to grow, our interest cost and our results of operations.

The United States credit markets have recently experienced significant dislocations and liquidity disruptions, including the bankruptcy, insolvency or restructuring of certain financial institutions. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of various types of debt financing. Reductions in our available borrowing capacity, or inability to establish a credit facility when required or when business conditions warrant, could have a material adverse effect on our business, financial condition and results of operations. In addition, we mortgage most of our properties to secure payment of indebtedness. If we are not successful in refinancing our mortgage debt upon maturity, then the property could be foreclosed upon or transferred to the mortgagee, or we might be forced to dispose of some of our properties upon disadvantageous terms, with a consequent loss of income and asset value. A foreclosure or disadvantageous disposal on one or more of our properties could adversely affect our ability to grow, financial condition, interest cost, results of operations, cash flow and ability to pay distributions to our partners.

Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase. Higher interest rates on newly incurred debt may negatively impact us as well. If interest rates increase, our interest costs and overall costs of capital will increase, which could adversely affect our transaction and development activity, financial condition, results of operation, cash flow, our ability to pay principal and interest on our debt and our ability to pay distributions to our partners.

If we invest in mortgage loans, such investments may be affected by unfavorable real estate market conditions, including interest rate fluctuations, which could decrease the value of those loans and our results of operations.

If we invest in mortgage loans, we will be at risk of defaults by the borrowers on those mortgage loans as well as interest rate risks. To the extent we incur delays in liquidating such defaulted mortgage loans, we may not be able to obtain all amounts due to us under the mortgage loans. Further, we will not know whether the values of the properties securing the mortgage loans will remain at the levels existing on the dates of origination of those mortgage loans or the dates of our investment in the loans. If the values of the underlying properties fall, our risk will increase because of the lower value of the security associated with such loans.

We may incur losses on interest rate hedging arrangements.

Periodically, we have entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, they also may reduce the benefits to us if interest rates decline. If a hedging arrangement is not indexed to the same rate as the indebtedness which is hedged, we may be exposed to losses to the extent which the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks.

Our failure to hedge effectively against interest rate changes may adversely affect results of operations.

We currently have mortgages that bear interest at a variable rate and we may incur additional variable rate debt in the future. Accordingly, increases in interest rates on variable rate debt would increase our interest expense, which could reduce net earnings and cash available for payment of our debt obligations and distributions to our partners.

We may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest cap agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements, that these arrangements may not be effective in reducing our exposure to interest rate changes and that a court could rule that such an agreement is not legally enforceable. In the past, we have used derivative financial instruments to hedge interest rate risks related to our variable rate borrowings. We will not use derivatives for speculative or trading purposes and intend only to enter into contracts with major financial institutions based on their credit rating and other factors, but we may choose to change this practice in the future. We may enter into interest rate swap agreements for our variable rate debt, which totals $26.1 million as of December 31, 2009. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect the return on your investment.

We currently have and may incur additional mortgage indebtedness and other borrowings, which may increase our business risks and our ability to make distributions to our partners.

If it is determined to be in our best interests, we may, in some instances, acquire real properties by using either existing financing or borrowing new funds. In addition, we may incur or increase our current mortgage debt to obtain funds to acquire additional properties. Whitestone may also cause us to borrow funds if necessary to satisfy the REIT distribution requirement, or otherwise as may be necessary or advisable to assure that it maintains its qualification as a REIT for federal income tax purposes.

We may incur mortgage debt on a particular property if we believe the property’s projected cash flow is sufficient to service the mortgage debt. As of December 31, 2009, we had approximately $101.8 million of mortgage debt secured by 21 of our properties. If there is a shortfall in cash flow, however, the amount available for distributions to partners may be affected. In addition, incurring mortgage debt increases the risk of loss because defaults on such indebtedness may result in loss of property in foreclosure actions initiated by lenders. For tax purposes, a foreclosure of any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure, but would not receive any cash proceeds. We may give lenders full or partial guarantees for mortgage debt incurred by the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the debt if it is not paid by that entity. If any mortgages contain cross-collateralization or cross-default provisions, there is a risk that more than one property may be affected by a default. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our partners will be adversely affected. For more discussion, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.”

If we set aside insufficient working capital or are unable to secure funds for future tenant improvements, we may be required to defer necessary property improvements, which could adversely impact our ability to pay cash distributions to our partners.

When tenants do not renew their leases or otherwise vacate their space, it is possible that, in order to attract replacement tenants, we may be required to expend substantial funds for tenant improvements and tenant refurbishments to the vacated space. If we have insufficient working capital reserves, we will have to obtain financing from other sources. Because most of our leases will provide for tenant reimbursement of operating expenses, we do not anticipate that we will establish a permanent reserve for maintenance and repairs for our properties. However, to the extent that we have insufficient funds for such purposes, we may establish reserves for maintenance and repairs of our properties out of cash flow generated by operating properties or out of non-liquidating net sale proceeds. If these reserves or any reserves otherwise established are insufficient to meet our cash needs, we may have to obtain financing from either affiliated or unaffiliated sources to fund our cash requirements. We cannot assure you that sufficient financing will be available or, if available, will be available on economically feasible terms or on terms acceptable to us. Additional borrowing for working capital purposes will increase our interest expense, and therefore our financial condition and our ability to pay cash distributions to our partners may be adversely affected. In addition, we may be required to defer necessary improvements to our properties that may cause our properties to suffer from a greater risk of obsolescence or a decline in value, or a greater risk of decreased cash flow as a result of fewer potential tenants being attracted to our properties. If this happens, we may not be able to maintain projected rental rates for affected properties, and our results of operations may be negatively impacted.

We may structure acquisitions of property in exchange for our operating partnership units on terms that could limit our liquidity or our flexibility.

We may acquire properties by issuing our operating partnership units in exchange for a property owner contributing property to the Operating Partnership. If we enter into such transactions, in order to induce the contributors of such properties to accept units in the Operating Partnership, rather than cash, in exchange for their properties, it may be necessary for us to provide them with additional incentives. For instance, the Operating Partnership’s limited partnership agreement provides that any holder of units may exchange operating partnership units for cash, or, at Whitestone’s option, common shares of Whitestone on a one-for-one exchange basis. We may, however, enter into additional contractual arrangements with contributors of property under which we would agree to redeem a contributor’s units for Whitestone’s common shares or cash, at the option of the contributor, at set times. If the contributor required us to redeem units for cash pursuant to such a provision, it would limit our liquidity and thus our ability to use cash to make other investments, satisfy other obligations or pay distributions. Moreover, if we were required to redeem units for cash at a time when we did not have sufficient cash to fund the redemption, we might be required to sell one or more properties to raise funds to satisfy this obligation. Furthermore, we might agree that if distributions the contributor received as a partner in our Operating Partnership did not provide the contributor with a defined return, then upon redemption of the contributor’s units we would pay the contributor an additional amount necessary to achieve that return. Such a provision could further negatively impact our liquidity and flexibility. Finally, in order to allow a contributor of a property to defer taxable gain on the contribution of property to the Operating Partnership, we might agree not to sell a contributed property for a defined period of time or until the contributor exchanged the contributor’s units for cash or Whitestone’s common shares. Such an agreement would prevent us from selling those properties, even if market conditions made such a sale favorable to us.

Risks Associated with Income Tax Laws

We may need to incur additional borrowings in order for Whitestone to meet the REIT minimum distribution requirement and avoid incurring excise tax.

In order to maintain its qualification as a REIT, Whitestone is required to distribute to its shareholders at least 90% of its annual real estate investment trust taxable income (excluding any net capital gain and before application of the distributions paid deduction). In addition, Whitestone is subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its net capital gain for that year and (iii) 100% of its undistributed taxable income from prior years. Because Whitestone is our sole general partner, Whitestone may cause us to borrow funds to enable Whitestone to avoid adverse tax consequences even if Whitestone’s management believes that the then prevailing market conditions generally are not favorable for borrowings or that borrowings would not be advisable in the absence of Whitestone’s tax considerations.

 If we were classified as a “publicly traded partnership” and did not meet certain passive income requirements, we would be treated as a corporation for federal income tax purposes.

We intend to be classified as a partnership for federal income tax purposes and not as an association taxable as a corporation. In this regard, the Code generally classifies “publicly traded partnerships” (as defined in Section 7704 of the Code) as associations taxable as corporations (rather than as partnerships), unless substantially all of their taxable income consists of specified types of passive income. In order to minimize the risk that we would be considered a “publicly traded partnership” for federal income tax purposes, our limited partnership agreement contains certain restrictions on the transfer and/or redemption of our partnership units. If the Internal Revenue Service, or IRS, were to assert successfully that we were a “publicly traded partnership,” and substantially all of our gross income did not consist of the specified types of passive income, we would be treated as an association taxable as a corporation for federal income tax purposes, and Whitestone would no longer qualify as a REIT. In such case, the imposition of a corporate tax on our taxable income would reduce the amount of cash available for payment of distributions by us to our partners.

If the IRS were to determine that (i) Whitestone failed the 5% asset test for the first quarter of its 2009 taxable year and (ii) its failure of that test was not attributable to reasonable cause, but rather, willful neglect, Whitestone would fail to qualify as a REIT for its 2009 taxable year.

Whitestone recently discovered that it may have inadvertently violated the quarterly 5% asset test applicable to REITs for the quarter ended March 31, 2009 as a result of utilizing a certain cash management arrangement with a commercial bank. If this investment in a commercial paper investment account is not treated as cash, and is instead treated as a security for purposes of the quarterly 5% asset test applicable to REITs, then Whitestone failed that test for the first quarter of its 2009 taxable year. If the IRS were to assert that Whitestone failed the 5% asset test for the first quarter of its 2009 taxable year and that such failure was not due to reasonable cause, and the courts were to sustain that position, Whitestone’s status as a REIT would terminate as of December 31, 2008. Whitestone would not be eligible to again elect REIT status until its 2014 taxable year. Consequently, Whitestone would be subject to federal income tax on its taxable income at regular corporate rates and its cash available for distributions to shareholders would be reduced.  Additionally, if Whitestone in fact failed the 5% test but failure is considered due to reasonable cause and not willful neglect, Whitestone would be subject to a tax equal to the greater of $50,000 or 35% of the net income from the commercial paper investment account during the period in which it failed to satisfy the 5% asset test.

If Whitestone’s REIT status is terminated, Whitestone, as our sole general partner, may cause us to borrow funds or to dispose of otherwise attractive investments to enable Whitestone to pay corporate-level taxes even if Whitestone’s management believes that the then prevailing market conditions generally are not favorable for borrowings or dispositions or that borrowings or dispositions would not be advisable in the absence of Whitestone’s tax considerations.  These actions could have the effect of reducing our income and amounts available for distribution to our partners.

Whitestone’s compliance with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, Whitestone must satisfy certain requirements concerning, among other things, the sources of its income, the nature and diversification of its assets, the amounts it distributes to its shareholders and the ownership of its shares. In order for Whitestone to meet these tests, Whitestone may cause us to forego investments we might otherwise make. Thus, Whitestone’s compliance with the REIT requirements may hinder our performance.

If Whitestone fails to comply with certain asset diversification requirements at the end of any calendar quarter, it must correct the failure within 30 days after the end of such calendar quarter or qualify for certain statutory relief provisions to avoid losing its REIT qualification and suffering adverse tax consequences. As a result, Whitestone may cause us to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our partners.

Whitestone’s compliance with REIT requirements may limit our ability to hedge effectively and may result in our structuring hedges through tax-inefficient means.

The REIT provisions of the Code substantially limit Whitestone’s ability to hedge its liabilities. Because Whitestone conducts substantially all of its operations through us, any income from a hedging transaction that we enter into to manage risk of interest rate changes, price changes or currency fluctuations with respect to borrowings made or to be made to acquire or carry real estate assets will not constitute “gross income” to Whitestone for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income to Whitestone for purposes of the of the 75% or 95% gross income tests. As a result of these rules, Whitestone, as our sole general partner, may require us to limit our use of advantageous hedging techniques or to implement those hedges through certain taxable corporations. This could increase the cost of our hedging activities because any taxable corporation would be subject to tax on gains or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses of a taxable corporation will generally not be deductible by us and will generally only be available to offset future taxable income of such corporation.

Item 2.  Financial Information.

Selected Financial Data

The following table sets forth our selected consolidated financial information and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the notes thereto, as well as the unaudited financial statements for the three months ended March 31, 2010 and 2009, both of which appear elsewhere in this Form.

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands)
Operating Data:
Revenues	$7,709	$8,044	$32,685	$31,201	$29,374	$28,378	$23,490
Property expenses	2,953	3,186	12,991	12,835	12,236	11,438	8,624
General and administrative(1)	1,200	1,429	6,072	6,708	6,721	2,299	567
Property and other asset management fees to an affiliate	-	-	-	-	-	1,482	1,319
Depreciation and amortization	1,734	1,708	6,958	6,859	6,048	6,181	5,733
Involuntary conversion	-	241	(1,542)	(358)	-	-	-
Interest expense, net	1,400	1,417	5,713	5,675	4,025	4,910	3,469
Other expense (income), net	-	-	-	-	30	(30)	-
Income (loss) from continuing operations before loss on disposal of assets and income taxes	422	63	2,493	(1,234)	(486)	2,098	3,778
Provision for income taxes	(54)	(54)	(222)	(219)	(217)	-	-
Loss on disposal of assets	(33)	(41)	(196)	(223)	(9)	197	-
Income (loss) from continuing operations	335	(32)	2,075	1,676	(712)	2,295	3,778
Income (loss) from discontinued operations	-	-	-	(188)	589	554	561
Gain on sale of properties from discontinued operations	-	-	-	3,619	-	-	-
Net income (loss)	$335	$(32)	$2,075	$1,755	$(123)	$2,849	$4,339

(1)
General and administrative expenses for the years ended December 31, 2008, 2007 and 2006 include $1.5 million, $2.2 million and $0.9 million, respectively, of legal costs resulting from litigation with Whitestone’s former CEO and Whitestone’s former external advisor.

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands, except per unit data)
Earnings per unit – basic:
Income (loss) from continuing operations excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)	$0.14	$(0.11)	$(0.05)	$0.15	$0.28
Income from discontinued operations	-	-	-	0.23	0.04	0.04	0.05
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)	$0.14	$0.12	$(0.01)	$0.19	$0.33

Earnings per unit – diluted:
Income (loss) from continuing operations excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)	$0.14	$(0.11)	$(0.05)	$0.15	$0.28
Income from discontinued operations	-	-	-	0.23	0.04	0.04	0.05
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)	$0.14	$0.12	$(0.01)	$0.19	$0.33

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands, except per unit data and gross leasable area)
Balance Sheet Data:
Real estate, net	$157,459	$160,346	$158,398	$150,847	$146,460	$141,236	$145,581
Real estate, net (discontinued) operations	-	-	-	-	7,932	8,252	8,384
Other assets	20,128	27,324	23,602	27,098	20,752	17,599	17,497
Total assets	$177,587	$187,670	$182,000	$177,945	$175,144	$167,087	$171,462

Liabilities	$110,312	$118,362	$115,141	$110,773	$94,262	$76,464	$83,462
Partners’ capital	67,275	69,308	66,859	67,172	80,882	90,623	88,000
Total liabilities and partnership capital	$177,587	$187,670	$182,000	$177,945	$175,144	$167,087	$171,462

Other Data:
Proceeds from issuance of common shares	$-	$-	$-	$-	$261	$9,453	$17,035
Additions to real estate	499	6,868	9,230	5,153	10,205	1,833	31,712
Distributions per unit (1)	0.11	0.11	0.47	0.59	0.62	0.65	0.70
Funds from operations (2)	1,965	1,556	8,618	4,236	6,001	8,993	9,851
Period end occupancy	82%	82%	82%	84%	86%	83%	82%
Average aggregate gross leasable area	3,014,264	3,039,300	3,039,044	3,008,085	3,093,063	3,121,039	2,962,616
Average rent per square foot	10.23	10.59	10.76	10.37	9.50	9.09	7.93

(1)	The distributions per unit represent total cash payments divided by weighted average units.
(2)
Whitestone believes that Funds From Operations (“FFO”) is an appropriate supplemental measure of operating performance because it helps its investors compare our operating performance relative to other REITs.  The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) available limited partners computed in accordance with GAAP, excluding gains or losses from sales of operating properties and extraordinary items, plus depreciation and amortization of real estate assets, including our share of unconsolidated partnerships and joint ventures.  We calculate FFO in a manner consistent with the NAREIT definition.

Below is the calculation of FFO and the reconciliation to net income (loss), which we believe is the most comparable GAAP financial measure:

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(in thousands)
Net income (loss)	$335	$(32)	$2,075	$1,755	$(123)	$2,849	$4,339
Depreciation and amortization of real estate assets	1,597	1,547	6,347	5,877	6,108	6,341	5,512
(Gain) loss on sale or disposal of assets(1)	33	41	196	(3,396)	16	(197)	-
FFO	$1,965	$1,556	$8 ,618	$4,236	$6,001	$8,993	$9,851

(1)	Including amounts for discontinued operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the notes thereto.  For more detailed information regarding the basis of presentation for the following information, you should read the notes to our audited consolidated financial statements included in this Form.

Overview of Our Company

We are a Delaware limited partnership and majority-owned subsidiary of Whitestone, a fully integrated real estate company that owns and operates commercial properties in culturally diverse markets in major metropolitan areas.  Founded in 1998, Whitestone is internally managed with a portfolio of commercial properties in Texas, Arizona and Illinois.

In October 2006, Whitestone’s current management team joined and adopted a strategic plan to acquire, redevelop, own and operate Community Centered Properties.  We define Community Centered Properties as visibly located properties in established or developing culturally diverse neighborhoods in our target markets.  We market, lease, and manage our centers to match tenants with the shared needs of the surrounding neighborhood.  Those needs may include specialty retail, grocery, restaurants and medical, educational and financial services.  Our goal is for each property to become a Whitestone-branded business center or retail community that serves a neighboring five-mile radius around our property.  Whitestone employs and develops a diverse group of associates who understand the needs of our multicultural communities and tenants.

As of March 31, 2010 we had 772 total tenants.  We have a diversified tenant base with our largest tenant comprising less than 3% of our total revenues for the three months ended March 31, 2010.  Lease terms for our properties range from less than one year for smaller tenants to over 15 years for larger tenants.  Our leases generally include minimum monthly lease payments and tenant reimbursements for payment of taxes, insurance and maintenance.

As of March 31, 2010, we had no employees and Whitestone employed 50 full-time employees.  As an internally managed REIT, Whitestone bears its own expenses of operations, including the salaries, benefits and other compensation of its employees, office expenses, legal, accounting and investor relations expenses and other overhead costs.  As the management and employees of Whitestone work for the benefit of the Operating Partnership, the costs and expenses of Whitestone have been presented in this Form 10 in a manner consistent with Whitestone’s presentation in its Annual Report on Form 10K.

How We Derive Our Revenue

Substantially all of our revenue is derived from rents received from leases at our properties. We had rental income and tenant reimbursements of approximately $7.7 million for the three months ended March 31, 2010 as compared to $8.0 million for the three months ended March 31, 2009, a decrease of $0.3 million, or 4%.  The decrease is revenue is primarily attributable to lower tenant reimbursement revenues resulting from decreased reimbursable property expenses and waiving of late fees resulting from settlements with a small number of delinquent tenants.

Known Trends in Our Operations; Outlook for Future Results

Rental Income

We expect our rental income to increase year-over-year due to the addition of properties. We also expect modest continued improvement in the overall economy in Houston to provide slight increases in occupancy at certain of our properties, which should result in some growth in rental income.

Scheduled Lease Expirations

We tend to lease space to smaller businesses that desire shorter term leases.  As of March 31, 2010, approximately 44% of our gross leasable square footage is subject to leases that expire prior to December 31, 2012.  We routinely seek to renew leases with our existing tenants prior to their expiration and typically begin discussions with tenants as early as 18 months prior to the expiration date of the existing lease.  While our early renewal program and other leasing and marketing efforts target these expiring leases, and while we hope to re-lease most of that space prior to expiration of the leases at rates comparable to or slightly in excess of the current rates, market conditions, including new supply of properties, and macroeconomic conditions in Houston and nationally could adversely impact our renewal rate and/or the rental rates Whitestone is able to negotiate.  If any of these risks materialize, our cash flow and ability to pay distributions could be adversely affected.

Acquisitions

We expect to actively seek acquisitions in the foreseeable future. As of March 31, 2010, we owned and operated 36 Community Centered properties consisting of:

•	Eighteen retail centers containing approximately 1.2 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation) of $69.7 million.

•	Seven office building centers containing approximately 0.6 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation) of $45.6 million.

•	Eleven office/flex centers containing approximately 1.2 million square feet of leasable space and having a total carrying amount (net of accumulated depreciation) of $42.1 million.

Property Acquisitions

We seek to acquire commercial properties in high-growth markets. Our acquisition targets are properties that fit our Community Centered Properties strategy.  We define Community Centered Properties as visibly located properties in established or developing, culturally diverse neighborhoods in our target markets, primarily in and around Phoenix, Chicago, Dallas, San Antonio and Houston.  Whitestone markets, leases and manages our centers to match tenants with the shared needs of the surrounding neighborhood.  Those needs may include specialty retail, grocery and medical, educational and financial services.  Our goal is for each property to become a Whitestone-branded business center or retail community that serves a neighboring five-mile radius around our property.

In January 2009, we acquired a property that meets our Community Centered Property strategy, containing 41,396 leasable square feet located in Buffalo Grove, Illinois for approximately $9.4 million, including cash of $5.5 million, issuance of 703,912 units of limited partnership interest in our OP units valued at approximately $3.6 million and credit for net prorations of $0.3 million.  The property, Spoerlein Commons, is a two-story complex of retail, medical and professional office tenants.  We acquired the property from Midwest Development Venture IV (“MDV IV”), an Illinois limited partnership controlled by James C. Mastandrea, Whitestone’s Chairman, President and Chief Executive Officer.  Because of Mr. Mastandrea’s relationship with the seller, a special committee consisting solely of Whitestone’s independent trustees, negotiated the terms of the transaction, which included the use of an independent appraiser to value the property.

In October 2007, we acquired a property that meets our Community Centered Property strategy, containing 33,400 leasable square feet in the Phoenix, Arizona metropolitan area, for approximately $8.3 million.  The property, Pima Norte, is a one-story and two-story class “A” professional, executive and medical office building.  We began leasing Pima Norte during 2008.  Since we acquired the property in 2007, we have invested approximately $0.8 million to complete the build-out of one of the buildings and have capitalized approximately $0.5 million in interest cost, resulting in the total investment through March 31, 2010 of approximately $9.6 million.

Summary of Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in the notes to our consolidated financial statements. The preparation of these consolidated financial statements in conformity with GAAP requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base these estimates, judgments and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Our results may differ from these estimates. Actual results may differ from these estimates under different assumptions or conditions, as described below. Currently, we believe that our accounting policies do not require us to make estimates using assumptions about matters that are highly uncertain. You should read Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements in conjunction with this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The critical accounting policies and estimates most significant to us are the subjective assessments management makes as to whether declines in the fair values of our investments in the real estate entities below their carrying amounts represent other-than-temporary impairments. When making these assessments, we consider our intent and ability to hold the investment until forecasted recovery in value, the severity of the impairment and its duration. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to income.

We have described below the critical accounting policies that we believe could impact our consolidated financial statements most significantly.

Revenue Recognition.  All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases.  Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rent and accounts receivable.  Percentage rents are recognized as rental income when the thresholds upon which they are based have been met.  Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred.  We have established an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible.

Development Properties. Land, buildings and improvements are recorded at cost. Expenditures related to the development of real estate are carried at cost which includes capitalized carrying charges, acquisition costs and development costs. Carrying charges, primarily interest, real estate taxes and loan acquisition costs, and direct and indirect development costs related to buildings under construction, are capitalized as part of construction in progress. The capitalization of such costs ceases when the property, or any completed portion, becomes available for occupancy. We capitalize acquisition costs once the acquisition of the property becomes probable. Prior to that time, we expense these costs as acquisition expense. During the year ended December 31, 2009, no interest was capitalized on properties under development. Approximately $0.4 million of interest was capitalized during the same period in 2008 and $0.1 million was capitalized in 2007. No amounts were capitalized in the three months ended March 31, 2010 or 2009.

Acquired Properties and Acquired Lease Intangibles. We account for real estate acquisitions pursuant to Statement of Financial Accounting Standards, or SFAS, No. 141R, Business Combinations, which is codified in FASB ASC 825, Financial Instrument (“ASC 825”). Accordingly, we allocate the purchase price of the acquired properties to land, building and improvements, identifiable intangible assets and the acquired liabilities based on their respective fair values. Identifiable intangibles include amounts allocated to acquired out-of-market leases, the value of in-place leases and customer relationship value, if any. We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property. Factors considered by Whitestone in its analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering market conditions, and costs to execute similar leases. In estimating carrying costs, Whitestone includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions. Whitestone also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses. Intangibles related to out-of-market leases and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases. Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt.

Depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of five to 39 years for the buildings and improvements.  Tenant improvements are depreciated using the straight-line method over the life of the lease.

Impairment.  We review our properties for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations.  We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property.  If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value.

Accrued Rent and Accounts Receivable. Included in accrued rent and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rents and accounts receivable is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends. As of March 31, 2010 and 2009, we had an allowance for uncollectible accounts of $0.8 million and $0.9 million, respectively. During the three months ended March 31, 2010 and 2009 we recorded bad debt expense of approximately $29,000 and $218,000, respectively. As of December 31, 2009, we had an allowance for uncollectible accounts of $0.9 million. As of December 31, 2008 and 2007, we had an allowance for uncollectible accounts of $1.5 million and $0.9 million, respectively. During 2009, 2008 and 2007, we recorded bad debt expense in the amount of $0.9 million, $0.7 million and $0.4 million, respectively, related to tenant receivables that we specifically identified as potentially uncollectible based on our assessment of each tenant’s credit-worthiness. Bad debt expenses and any related recoveries are included in property operation and maintenance expense.

Unamortized Lease Commissions and Loan Costs.  Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements.  Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method.  Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Federal Income Taxes. Whitestone elected to be taxed as a REIT under the Code beginning with its taxable year ended December 31, 1999. As a REIT, Whitestone generally is not subject to federal income tax on income that it distributes to its shareholders. If it fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate rates. Whitestone believes that it is organized and has operated in such a manner as to qualify to be taxed as a REIT, and it intends to operate so as to remain qualified as a REIT for federal income tax purposes.

Derivative Instruments. We have initiated a program designed to manage exposure to interest rate fluctuations by entering into financial derivative instruments. The primary objective of this program was to comply with debt covenants on a credit facility. We entered into an interest rate swap agreement with respect to amounts borrowed under certain of our credit facilities, which effectively exchanged existing obligations to pay interest based on floating rates for obligations to pay interest based on fixed LIBOR rates.

We have adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as subsequently amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,”

which are codified in FASB ASC 815, Derivatives and Hedging (“ASC 815”), which require for items appropriately classified as cash flow hedges that changes in the market value of the instrument and in the market value of the hedged item be recorded as other comprehensive income with the exception of the portion of the hedged items that are considered ineffective. The derivative instruments are reported at fair value as other assets or other liabilities as applicable. As of March 31, 2010, we did not have any interest rate swaps in place. As of December 31, 2007, we had an interest rate swap with a $70.0 million notional which was designated as a cash flow hedge. The fair value of this interest rate swap as of December 31, 2007 was approximately ($0.4) million and is included in accounts payable and accrued expenses in the consolidated balance sheet. This interest rate swap matured on October 1, 2008 and was not renewed by us. Additionally, for a previous interest rate swap which was not designated as a cash flow hedge, approximately ($0.03) million and $0.03 million are included in other expense and other income on the consolidated statements of income for the year ended December 31, 2007 and 2006, respectively.

Recent Accounting Pronouncements

In January 2010, the FASB provided additional disclosure requirements for fair value measurements under ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). The new pronouncement requires a reporting entity to disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than as one net number). We adopted the pronouncement in January 2010, and it did not have a material effect on our financial statements.

In January 2010, the FASB issued ASU No. 2010-01, “Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash.” This update requires that distributions declared and payable in a combination of stock and cash be included in earnings per share prospectively and not considered a stock dividend for purposes of computing earnings per share. To date, Whitestone has not declared distributions in this manner, so this update has had no impact on our computation of earnings per OP unit.

Effective January 1, 2010, we implemented the requirements of ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU No. 2009-17”). ASU No. 2009-17 requires enterprises to perform a qualitative approach to determining whether or not a variable interest entity, or VIE, will need to be consolidated on a continuous basis. This evaluation is based on an enterprise’s ability to direct and influence the activities of a VIE that most significantly impact that entity’s economic performance. Adoption of ASU No. 2009-17 did not have a material effect on our financial statements.

Liquidity and Capital Resources

Our primary liquidity demands are distributions to the holders of our OP units, capital improvements and repairs and maintenance for our properties, acquisition of additional properties, tenant improvements and debt repayments.

Primary sources of capital for funding our acquisitions and redevelopment programs are cash flows generated from operating activities, issuance of notes payable, sales of Whitestone’s common shares, sales of OP units and sales of underperforming properties.  We expect that our rental income will increase as we acquire additional properties, subsequently increasing our cash flows generated from operating activities.

Our capital structure includes non-recourse secured debt that we assumed or originated on certain properties. We may hedge the future cash flows of certain debt transactions principally through interest rate swaps with major financial institutions.

During the three months ended March 31, 2010, our cash provided from operating activities was $1.5 million and our total distributions were $1.8 million.  Therefore we had distributions in excess of cash flow from of approximately $0.3 million.  When we are unable to pay distributions entirely out of our cash flow from operations and funds from operations, we may use cash flows generated from working capital, borrowings under any lines of credit available to us at the time, obtaining other debt and proceeds from notes payable.  We believe that cash flows from operating activities and our borrowing capacity will allow us to make all distributions required for Whitestone to continue to qualify to be taxed as a REIT for federal income tax purposes.

We anticipate that cash flows from operating activities and our borrowing capacity will provide adequate capital for our working capital requirements, anticipated capital expenditures and scheduled debt payments during the next 12 months.  We have approximately $91.3 million in debt obligations due to mature between April1, 2010 and December 31, 2014.  We expect these debt obligations to be satisfied through growth in cash generated by operations and external sources of debt and equity capital. The United States credit markets have recently experienced significant dislocations and liquidity disruptions, including the bankruptcy, insolvency or restructuring of certain financial institutions. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of various types of debt financing. In addition, the stock market has recently experienced extreme price and volume fluctuations. These broad market fluctuations could adversely impact Whitestone’s ability to utilize the capital markets.

If poor conditions in the debt and equity markets preclude us from accessing capital, we may not have enough existing liquidity from operations to repay our debt obligations. If that were to happen, management would pursue and expect to obtain extensions from our current lenders in order to provide additional time to obtain replacement financing.  We may also be able to obtain necessary capital by reducing capital spending, cost reductions, offerings conducted by Whitestone and disposition of properties, particularly those that do not meet our Community Centered Property strategy.  In the event we are unable to meet our debt obligations upon maturity, one or more of the encumbered properties could be foreclosed upon or transferred to the lenders.  A foreclosure or disadvantageous disposal on one or more of our properties could adversely affect our ability to grow, financial condition, interest cost, results of operations, cash flow and ability to pay distributions to our partners.  Additionally, a foreclosure on an encumbered property by a lender or a transfer of an encumbered property to a lender could cause our partners, including Whitestone, to recognize taxable income without receiving a corresponding cash distribution.  As a result, Whitestone may have less cash than is necessary to avoid corporate income tax and the nondeductible excise tax imposed on certain undistributed REIT income or even to meet the annual distribution requirement for REIT qualification.

Furthermore, if prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, then the interest expense relating to that refinanced indebtedness would increase.  Higher interest rates on newly incurred debt may negatively impact us as well.  If interest rates increase, our interest costs and overall costs of capital will increase, which could adversely affect our transaction and development activity, financial condition, results of operation, cash flow, our ability to pay principal and interest on our debt and our ability to pay distributions to our partners.

Cash and Cash Equivalents

We had cash and cash equivalents of $4.8 million as of March 31, 2010, as compared to $6.3 million on December 31, 2009.  The decrease of $1.5 million was primarily the result of the following:

Sources of Cash

•	Cash provided from operations of $1.5 million.

Uses of Cash

•	Payment of distributions of $1.8 million to of OP unit holders, including Whitestone.
•	Principal payments on loans of $0.7 million.
•	Improvements to real estate of $0.5 million.

We place all cash in short-term, highly liquid investments that we believe provide appropriate safety of principal.

Debt

Mortgages and other notes payable consist of the following (in thousands):

Description	March 31, 2010	December 31, 2009

Fixed rate notes:
$10.0 million 6.04% Note, due 2014	$9,611	$9,646
$11.2 million 6.52% Note, due 2015	11,010	11,043
$21.4 million 6.53% Notes, due 2013	20,580	20,721
$24.5 million 6.56% Note, due 2013	24,336	24,435
$9.9 million 6.63% Notes, due 2014	9,694	9,757
$0.5 million 3.25% Note, due 2010	402	-
$0.5 million 5.05% Note, due 2010	-	52

Floating rate note:
$26.9 million LIBOR + 2.60% Note, due 2013	25,936	26,128

Total	$101,569	$101,782

As of March 31, 2010, we had $101.2 million in notes secured by 21 properties with a carrying value of 107.9 million.  Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and assignment of certain rents and leases associated with those properties.  As of March 31, 2010, we are in compliance with all loan covenants.

Annual maturities of notes payable as of March 31, 2010, are due as set forth below (in thousands):

Year	Amount Due (in thousands)

2010	$2,137
2011	2,423
2012	2,555
2013	66,386
2014	17,799
2015 and thereafter	10,269
Total	$101,569

Capital Expenditures

 We continually evaluate our properties’ performance and value.  We may determine it is in our partners’ best interest to invest capital in properties we believe have potential for increasing value.  We also may have unexpected capital expenditures or improvements for our existing assets.  Additionally, we intend to continue investing in similar properties outside of Texas in cities with exceptional demographics to diversify market risk, and we may incur significant capital expenditures or make improvements in connection with any properties we may acquire.

           Contractual Obligations

 As of December 31, 2009, we had the following contractual debt obligations (see Note 8 of the Consolidated Financial Statements for further discussion regarding the specific terms of our debt):

		Payment due by period (in thousands)
Contractual Obligations	Total	Less than 1 year (2010)	1 - 3 years (2011 - 2012)	3 - 5 years (2013 - 2014)	More than 5 years (after 2014)

Long-Term Debt - Principal	$101,782	$2,350	$4,978	$84,185	$10,269

Long-Term Debt - Fixed Interest	17,221	4,222	8,184	4,316	499

Long-Term Debt - Variable Interest (1)	2,728	730	1,392	606	-

Operating Lease Obligations	53	44	8	1	-

Purchase Obligations	-	-	-	-	-

Other Long-Term Liabilities
Reflected on the Registrant’s
Balance Sheet under GAAP	-	-	-	-	-

Total	$121,784	$7,346	$14,562	$89,108	$10,768

(1)
As of December 31, 2009, we had one loan totaling $26.1 million which bore interest at a floating rate.  The variable interest rate payments are based on LIBOR plus 2.6%.  The information in the table above reflects our projected interest rate obligations for the floating rate payments based on one-month LIBOR as of December 31, 2009, which was 0.23%.

Distributions

During 2009, we paid distributions to our OP unit holders totaling $6.9 million, compared to $8.7 million in 2008.  We declared the following distributions to our holders of OP units with respect to 2007, 2008, 2009 and the six months ended June 30, 2010:

Distributions Per OP Unit
2007
First Quarter	$0.1500
Second Quarter	0.1500
Third Quarter	0.1500
Fourth Quarter	0.1500

2008
First Quarter	$0.1500
Second Quarter	0.1500
Third Quarter	0.1125
Fourth Quarter	0.1125

2009
First Quarter	$0.1125
Second Quarter	0.1125
Third Quarter	0.1125
Fourth Quarter	0.1125

2010
First Quarter	$0.1125
Second Quarter	0.0950

Effective with the quarterly dividend declared for the third quarter 2008, we lowered our quarterly distribution rate to $0.1125 per OP unit from $0.1500 per OP unit in the prior quarter.  Effective with the second quarter of 2010, we lowered our quarterly distribution rate to $0.0950 per OP unit.

Our distributions for the year ended December 31, 2009 were approximately 80% of our funds from operations. We typically declare our distributions quarterly and pay our distributions in three equal monthly installments. For the second quarter 2010, we declared a distribution per OP unit of $0.0950, which was or will be paid as follows: $0.03167 on July 8, 2010, $0.03167 on August 6, 2010 and $0.03167 on September 7, 2010. This represents a decrease from the quarterly distribution rate of $0.1125 per OP unit declared since the third quarter 2008.

Taxes

Whitestone elected to be taxed as a REIT under the Code, beginning with its taxable year ended December 31, 1999. As a REIT, Whitestone is generally not subject to federal income tax on income that it distributes to its shareholders. If it fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate rates. Whitestone believes that it is organized and operates in such a manner as to qualify to be taxed as a REIT, and it intends to operate so as to remain qualified as a REIT for federal income tax purposes.

Inflation

We anticipate that our leases will continue to be triple-net leases or otherwise provide that tenants pay for increases in operating expenses and will contain provisions that we believe will mitigate the effect of inflation. In addition, many of our leases are for terms of less than five years, which allows us to adjust rental rates to reflect inflation and other changing market conditions when the leases expire. Consequently, increases due to inflation, as well as ad valorem tax rate increases, generally do not have a significant adverse effect upon our operating results.

Environmental Matters

Our properties are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which our operations are conducted. From our inception, we have incurred no significant environmental costs, accrued liabilities or expenditures to mitigate or eliminate future environmental contamination.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of March 31, 2010 and December 31, 2009.

Results of Operations

Comparison of the Three Month Periods Ended March 31, 2010 and 2009

The following tables provide a general comparison of our results of operations for the three months ended March 31, 2010 and 2009 (in thousands, except for number of properties, aggregate gross leasable area and per OP unit data):

	March 31, 2010	March 31, 2009
		(revised)

Number of properties owned and operated	36	36
Aggregate gross leasable area (sq. ft) (1)	3,014,264	3,039,300
Ending occupancy rate	82%	82%

Total property revenues	$7,709	$8,044
Total property expenses	2,953	3,186
Total other expenses	4,334	4,795
Provision for income taxes	(54)	(54)
Loss on disposal of assets	(33)	(41)
Net income (loss)	$335	$(32)

Funds from operations (2)	$1,965	$1,556
Distributions paid on OP units	1,773	1,687
Per OP unit	$0.11	$0.11
Dividends paid as a % of funds from operations	90%	108%

(1)
During the first quarter of 2010, we concluded that approximately 25,000 square feet at our Kempwood Plaza and Centre South locations were no longer leasable, and they are no longer included in the gross leasable area.

(2)	For a reconciliation of funds from operations to net income, see Funds From Operations below.

Property revenues.  We had rental income and tenant reimbursements of approximately $7.7 million for the three months ended March 31, 2010 as compared to $8.0 million for the three months ended March 31, 2009, a decrease of $0.3 million, or 4%.  The decrease in revenue is primarily attributable to lower tenant reimbursement revenues resulting from decreased reimbursable property expenses and waiving of late fees resulting from settlements with a small number of delinquent tenants.

Property expenses.  Our property expenses were $3.0 million for the three months ended March 31, 2010, as compared to $3.2 million for the three months ended March 31, 2009, a decrease of $0.2 million, or 6%.  The primary components of total property expenses are detailed in the table below (in thousands):

	Three Months Ended March 31,
	2010	2009
		(revised)
Real estate taxes	$1,152	$1,049
Utilities	580	618
Contract services	514	543
Repairs and maintenance	230	263
Bad debt	29	218
Labor and other	448	495
Total property expenses	$2,953	$3,186

Real estate taxes.  Real estate taxes increased $103,000, or 10%, during 2010.  We actively work with various appraisal districts to keep our assessed values low and litigate if necessary.

Utilities.  Utilities decreased $38,000, or 6%, during 2010.  The majority of our utility expense is the electricity usage of our six office buildings in Texas which were charged at a lower rate per kilowatt hour during 2010 due to our new contracts with our electricity provider for lower fixed rates.

Contract services.  Contract services decreased $29,000, or 5%, during 2010.

Repairs and Maintenance.  Repairs and maintenance decreases of $33,000, or 13%, during 2010 are primarily attributable to decreases in parking lot and HVAC repair costs and the internalization of many maintenance functions.

Bad debt.  Bad debt for the three months ended March, 31 2010 was $189,000, or 87%, less than in 2009.  The decrease in bad debt is primarily attributable to settlements with a small number of tenants that carried large past due accounts receivable balances.  The settlements resulted in recoveries of accounts receivable balances on which we previously recorded allowances for bad debt, resulting in decreased bad debt expense in 2010.  The settlements also provided for partial reversals of late fees when certain payment arrangement milestones were met, resulting in decreased late fee revenues and bad debt expense in 2010.  We vigorously pursue past due accounts, but expect for collection of rents to continue to be challenging for the foreseeable future.

Labor and other.  Decreases of $47,000, or 10%, in labor and other during 2010 are the result of decreases in other non-reimbursable property expenses.

Other expenses.  Our other expenses were $4.3 million for the three months ended March 31, 2010, as compared to $4.8 million for the three months ended March 31, 2009, a decrease of approximately $0.5 million, or 10%.  The primary components of other expenses, net are detailed in the table below (in thousands):

	Three Months Ended March 31,
	2010	2009
		(revised)
General and administrative	$1,200	$1,429
Depreciation and amortization	1,734	1,708
Involuntary conversion	-	241
Interest expense	1,407	1,428
Interest income	(7)	(11)
Total other expenses	$4,334	$4,795

General and administrative. General and administrative expenses decreased approximately $229,000 or 16% for the three months ended March 31, 2010 compared to the same period in 2009.  Share-based compensation expense decreased approximately $170,000 during 2010.  The majority of share-based compensation recognized during 2009 represented the achievement of the first performance-based target.  With our current asset base, we do not expect to achieve the second performance-based target and expect share-based compensation to be significantly lower during 2010 than 2009.  Should we increase our asset base, we may achieve the next performance-based target and begin expensing the shares expected to vest upon the achievement of the second target.  Salaries and benefits, excluding share-based compensation, were approximately $68,000 less during the three months ended March 31, 2010 than during the same period in 2009, primarily as a result of lower headcount and company wide salary reductions taken in October 2009.

Involuntary conversion.  Involuntary conversion expense of $241,000 during 2009 represents costs associated with Hurricane Ike.  As of March 31, 2010, we have accrued $2.7 million in expenses representing the cost to complete the remaining repairs.  A portion of the $2.7 million accrual is estimated and is sensitive to the scope requirements of our lenders and labor and material cost of our vendors.  We completed a settlement of our insurance claims during the third quarter of 2009 for $7.0 million.

Interest expense.  Interest expense for the three months ended March 31, 2010 was $1,407,000, a decrease of $21,000, or 2%, from 2009.  A decrease in the average outstanding note payable balance of $3,323,000 accounted for approximately $45,000 in decreased interest expense during 2010, while a higher effective per annum interest rate (excluding loan fee amortization) of 5.5% in 2010 as compared to 5.4% in 2009 accounted for approximately $24,000 in increases to interest expense.

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The following table provides a general comparison of our results of operations for the years ended December 31, 2009 and December 31, 2008:

	Year Ended December 31,
	2009	2008
Number of properties owned and operated	36	35
Aggregate gross leasable area (sq. ft.)	3,039,044	2,990,892
Ending occupancy rate	82%	84%

Total property revenues	$32,685	$31,201
Total property expenses	12,991	12,835
Total other expenses	17,201	19,600
Provision for income taxes	222	219
Loss on disposal of assets	196	223
Income (loss) from continuing operations	2,075	(1,676)
Loss from discontinued operations	-	(188)
Gain on sale of properties from discontinued operations	-	3,619
Net income	$2,075	$1,755

Funds from operations (1)	$8,618	$4,236
Distributions paid	6,926	8,672
Distributions paid per OP Unit	$0.47	$0.59
Distributions paid as a % of funds from operations	80%	205%

(1)	For a reconciliation of funds from operations to net income, see “Funds From Operations” below.

 Property revenues.  We had rental income and tenant reimbursements of approximately $32.7 million for the year ended December 31, 2009 as compared to $31.2 million for the year ended December 31, 2008, an increase of $1.5 million, or 5%. The increase is primarily attributable to the addition of our Spoerlein Commons property during January 2009.

Property expenses.  Our property expenses were $13.0 million for the year ended December 31, 2009, as compared to $12.8 million for the year ended December 31, 2008, an increase of $0.2 million, or 2%.  The primary components of total property expenses are detailed in the table below (in thousands):

	Year Ended December 31,
	2009	2008

Real estate taxes	$4,472	$3,973
Utilities	2,387	2,679
Contract services	2,108	2,138
Repairs and maintenance	1,408	1,633
Bad debt	877	731
Labor and other	1,739	1,681
Total property expenses	$12,991	$12,835

Real estate taxes.  Increases during 2009 in real estate taxes of $499,000, or 13%, are the result of increased assessed values on our properties and the addition of the Spoerlein Commons property during January 2009.

Utilities.  Utilities decreased $292,000, or 11%, during 2009.  The majority of our utility expense is the electricity usage of our seven office buildings which were charged at a lower rate per kilowatt hour during the second half of 2009 due to our new contracts with our electricity provider for lower fixed rates in the Texas market.

Contract services.  Contract services decreased $30,000, or 1%, during 2009.

Repairs and Maintenance.  Repairs and maintenance decreases of $225,000, or 14%, during 2009 are primarily attributable to decreases in hard surface and parking lot repair costs and the internalization of many maintenance functions.

Bad debt.  Bad debt for the year ended December, 31 2009 was $146,000, or 20%, more than in 2008.  The increase in bad debt is driven by slower paying tenants and abandonments. We vigorously pursue past due accounts, but expect for collection of rents to continue to be challenging for the foreseeable future.

Labor and other.  Increases of $58,000, or 4%, in labor and other during 2009 are the result of increased travel and marketing costs.

Other expenses.  Our other expenses were $17.2 million for the year ended December 31, 2009, as compared to $19.6 million for the year ended December 31, 2008, a decrease of $2.4 million, or 12%.  The primary components of other expenses, net are detailed in the table below (in thousands):

	Year Ended December 31,
	2009	2008

General and administrative	$6,072	$6,708
Depreciation and amortization	6,958	6,859
Involuntary conversion	(1,542)	358
Interest expense	5,749	5,857
Interest income	(36)	(182)
Total other expenses	$17,201	$19,600

General and administrative.  The decrease of $636,000, or 10%, in general and administrative expense is primarily due to decreased legal fees related to litigation with Whitestone’s former CEO and former external advisor, offset by Whitestone’s share-based compensation that was incurred in 2009 but not in 2008.  Legal fees were $323,000 for the year ended December 31, 2009, as compared to $1,717,000 for the same period in 2008. Share-based compensation was $1,013,000 and $0 for the years ended December 31, 2009 and 2008, respectively.

Depreciation and amortization.  Depreciation and amortization increased $99,000, or 1%, for the year ended December 31, 2009, as compared to the year ended December 31, 2008.  During 2009, depreciation increased $797,000, or 16%, while amortization decreased $698,000, or 35%.  The increase in depreciation expense is the result of tenant improvements placed in service and depreciation on our Pima Norte and Spoerlein Commons properties which were placed in service in late 2008 and early 2009, respectively.  The decrease in amortization expense is primarily attributable to the loan fees which were $440,000 during 2009 compared to $1,072,000 during 2008.

Involuntary conversion.  Involuntary conversion was a gain of $1,542,000 for the year ended December 31, 2009, as compared to a loss of $358,000 during the same period in 2008.  During the year ended December 31, 2009, we completed a settlement of our insurance claims related to our 31 properties damaged by Hurricane Ike.  The settlement was $7,000,000 in its entirety, with $6,529,000 allocated to casualty claims and approximately $471,000 allocated to loss of rents claims.  The $6,529,000 in insurance proceeds allocated to casualty losses were offset by accrued repair costs of $5,107,000, resulting in a gain of $1,422,000.  The remaining $120,000 in involuntary conversion gain for the year ended December 31, 2009 was realized on an insurance settlement we completed during 2009 on a chiller unit at our Uptown Tower property in Dallas, Texas.  Repair costs of $364,000 expensed during the twelve months ended December 31, 2008 related to Hurricane Ike are included in the 2008 involuntary conversion loss.

Interest expense, net. Interest expense for the year ended December 31, 2009 was $5,749,000, a decrease of $108,000 over the same period in 2008.  An increase in the average outstanding note payable balance of $14,906,000 accounted for approximately $972,000 in increased interest expense during 2009, while a lower effective interest rate of 1.0% per annum (excluding amortized loan fees) accounted for approximately $1,080,000 in decreased interest expense during 2009.  The decrease in interest income of approximately $146,000 is primarily due to lower interest rates of return on our deposits.

Discontinued operations.  Discontinued operations are comprised of the two properties known as Garden Oaks and Northeast Square. The two properties were transferred to Whitestone’s former CEO and former external advisor as part of a legal settlement on May 30, 2008.  Below is a summary of income from discontinued operations (in thousands):

	Year Ended December 31,
	2009	2008
Property Revenues
Rental revenues	$-	$333
Other revenues	-	225
Total property revenues	-	558
Property Expenses
Properties operation and maintenance	-	391
Real estate taxes	-	133
Total property expenses	-	524
Other expense
General and administrative	-	-
Depreciation and amortization	-	218
Total other expense	-	218
Loss before gain on sale of assets and income taxes	-	(184)
Gain on sale of properties	-	3,619
Provision for income taxes	-	(4)
Income from discontinued operations	$-	$3,431

Result of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The following table provides a general comparison of our results of operations for the years ended December 31, 2008 and December 31, 2007 (dollars in thousands):

	Year Ended December 31,
	2008	2007
Number of properties owned and operated (1)	35	37
Aggregate gross leasable area (sq. ft.) (1)	2,990,892	3,093,063
Ending occupancy rate (1)	84%	86%

Total property revenues	$31,201	$29,374
Total property expenses	12,835	12,236
Total other expenses	19,600	17,594
Provision for income taxes	219	217
Change in fair value of derivative instrument	-	30
Loss on disposal of assets	223	9
Loss from continuing operations	(1,676)	(712)
Income (loss) from discontinued operations	(188)	589
Gain on sale of properties from discontinued operations	3,619	-
Net income (loss)	$1,755	$(123)

Funds from operations (2)	$4,236	$6,001
Distributions paid	8,672	9,507
Distributions paid per OP Unit	$0.59	$0.62
Distributions paid as a % of funds from operations	205%	158%

(1)
Two properties disposed in May of 2008 with a total area of 135,571 sq. ft. are included in the (i) number of properties owned and operated;  (ii) aggregate gross leasable area (sq. ft.), and (iii) ending occupancy rate for the year ended December 31, 2007, but are excluded from continuing operations revenues and expenses.

(2)	For a reconciliation of funds from operations to net income, see “Funds From Operations” below.

Property revenues.  We had rental income and tenant reimbursements of approximately $31.2 million for the year ended December 31, 2008 compared to $29.4 million for the year ended December 31, 2008, an increase of $1.8 million, or 6%.  Our year-end occupancy rate for 2008 was 84%, as compared to 86% at year-end 2007.  The majority of the decrease in occupancy occurred near the end of the year in 2008 and did not have a material affect on revenue in 2008.  We lost several large tenants towards the end of the year in 2008 either to bankruptcy or expiring leases that were not renewed.

Property expenses.  Our property expenses were $12.8 million for the year ended December 31, 2008, compared to $12.2 million for the year ended December 31, 2007, an increase of $0.6 million, or 5%.  The primary components of total property expenses are detailed in the table below (in thousands):

	Year Ended December 31,
	2008	2007

Real estate taxes	$3,973	$3,629
Utilities	2,679	2,481
Contract services	2,138	1,945
Repairs and maintenance	1,633	1,947
Bad debt	731	440
Labor and other	1,681	1,794
Total property expenses	$12,835	$12,236

Real estate taxes.  Real estate taxes increased $344,000, or 10%, during 2008.  Assessed values on many of our properties increased in 2008.  We actively work with various appraisal districts to keep our assessed values low and litigate if necessary.

Utilities.  Utilities increased $198,000 or 8% during 2008.

Contract services and repairs and maintenance.  Contract services and repairs and maintenance combined decreased $121,000, or 3%, during 2008.

Bad debt.  Bad debt increased $291,000, or 66%, during 2008.  The tightening credit markets and slowing economy impacted many of our tenants negatively in 2008.  During 2008, we added a full time collector to constantly improve our collection efforts.

Labor and other.  During the twelve months ended December 31, 2008, labor and other decreased $113,000, or 6%.

Other expenses.  Our other expenses were $19.6 million for the year ended December 31, 2008 compared to $17.6 million for the year ended December 31, 2007, a decrease of $2.0 million, or 11%.  The primary components of other expenses, net are detailed in the table below (in thousands):

	Year Ended December 31,
	2008	2007

General and administrative	$6,708	$6,721
Depreciation and amortization	6,859	6,048
Involuntary conversion	358	-
Interest expense	5,857	5,402
Interest income	(182)	(577)
Total other expenses	$19,600	$17,594

General and administrative.  Legal expenses are included in general and administrative for the years ending December 31, 2008 and 2007 and were $1,717,000 and $2,365,000, respectively.  The majority of legal fees were surrounding the termination of Whitestone’s former CEO and former external advisor.

Depreciation and amortization.  Depreciation and amortization increased $811,000, or 13%, during 2008.  Amortization of loan fees are included in amortization, and the extension of a revolving credit facility included an approximately  $900,000 fee that was amortized during 2008.  During 2008, we incurred approximately $1,700,000 in additional fees related to new debt, which will be amortized over five to seven years.

Involuntary conversion.  Repair costs of $364,000 expensed during the twelve months ended December 31, 2008 related to Hurricane Ike are included in the 2008 involuntary conversion loss.

Interest expense, net. Interest expense for the year ended December 31, 2008 was $5,857,000, an increase of $455,000 over the same period in 2007.  An increase in the average outstanding note payable balance of $12,902,000 accounted for approximately $906,000 in increased interest expense during 2008, while a lower effective interest rate of 0.5% per annum (excluding amortized loan fees) accounted for approximately $451,000 in decreased interest expense during 2008.  The decrease in interest income of approximately $395,000 is primarily due to lower interest rates of return on our deposits.

Discontinued operations.  Discontinued operations are comprised of the two properties known as Garden Oaks and Northeast Square. The two properties were transferred to Whitestone’s former CEO and formal external advisor as part of a legal settlement on May 30, 2008.  Below is a summary of income from discontinued operations (in thousands):

	Year Ended December 31,
	2008	2007
Property Revenues
Rental revenues	$333	$1,181
Other revenues	225	427
Total property revenues	558	1,608
Property Expenses
Properties operation and maintenance	391	558
Real estate taxes	133	159
Total property expenses	524	717
Other expense
General and administrative	-	-
Depreciation and amortization	218	295
Total other expense	218	295
Income (loss) before gain (loss) on disposal of assets and income taxes	(184)	596
Gain on sale of properties	3,619	(7)
Provision for income taxes	(4)	-
Income from discontinued operations	$3,431	$589

Funds From Operations

The National Association of Real Estate Investment Trusts (“NAREIT”) defines funds from operations (“FFO”) as net income (loss) available to common shareholders computed in accordance with U.S. generally accepted accounting principles (“GAAP”), excluding gains or losses from sales of operating real estate assets and extraordinary items, plus depreciation and amortization of operating properties, including our share of unconsolidated real estate joint ventures and partnerships.  We calculate FFO in a manner consistent with the NAREIT definition.

 Management uses FFO as a supplemental measure to conduct and evaluate our business because there are certain limitations associated with using GAAP net income alone as the primary measure of our operating performance.  Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time.  Because real estate values instead have historically risen or fallen with market conditions, Whitestone’s management believes that the presentation of operating results for real estate companies that use historical cost accounting is insufficient by itself.  In addition, securities analysts, investors, and other interested parties use FFO as the primary metric for comparing the relative performance of equity REITs.  There can be no assurance that FFO presented by us is comparable to similarly titled measures of other REITs.

FFO should not be considered as an alternative to net income or other measurements under GAAP as an indicator of our operating performance or to cash flows from operating, investing or financing activities as a measure of liquidity.  FFO does not reflect working capital changes, cash expenditures for capital improvements or principal payments on indebtedness.

Below is the calculation of FFO and the reconciliation to net income (loss), which we believe is the most comparable GAAP financial measure (in thousands):

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008	2007

Net income (loss)	$335	$(32)	$2,075	$1,755	$(123)
Depreciation and amortization of real estate assets(1)	1,597	1,547	6,347	5,877	6,108
(Gain) loss on disposal of assets	33	41	196	(3,396)	16
FFO	$1,965	$1,556	$8,618	$4,236	$6,001

(1)	Including amounts for discontinued operations.

Taxes

We intend to be classified as a partnership under Subchapter K of the Code for federal income tax purposes and therefore do not expect to be subject to federal income tax. As long as we qualify as a partnership for federal income tax purposes, our partners will be required to recognize their allocable share of our income, gain, deduction and loss in computing their federal income tax liabilities. If we become a “publicly traded partnership” and our taxable income does not substantially consist of specified types of passive income, we will be treated as an association taxable as a corporation (rather than as partnerships) for federal income tax purposes.

Whitestone recently discovered that it may have inadvertently violated the quarterly 5% asset test applicable to REITs for the quarter ended March 31, 2009 as a result of utilizing a certain cash management arrangement with a commercial bank. If this investment in a commercial paper investment account is not treated as cash, and is instead treated as a security for purposes of the quarterly 5% asset test applicable to REITs, then Whitestone failed that test for the first quarter of its 2009 taxable year. Whitestone believes, however, that if Whitestone in fact failed the test, its failure would be considered due to reasonable cause and not willful neglect and, therefore, it would not be disqualified as a REIT for its 2009 taxable year. Whitestone is, however, subject to a tax equal to the greater of $50,000 or 35% of the net income from the commercial paper investment account during the period in which it failed to satisfy the 5% asset test. The amount of such tax is $50,000, and Whitestone paid such tax on April 27, 2010. If the IRS were to assert that Whitestone failed the 5% asset test for the first quarter of its 2009 taxable year and that such failure was not due to reasonable cause, and the courts were to sustain that position, Whitestone’s status as a REIT would terminate as of December 31, 2008. Whitestone would not be eligible to again elect REIT status until its 2014 taxable year. Consequently, Whitestone would be subject to federal income tax on its taxable income at regular corporate rates and its cash available for distributions to shareholders would be reduced.

If Whitestone’s REIT status is terminated, Whitestone will be subject to corporate-level federal income taxation on its taxable income (calculated without the benefit of the deduction for dividends paid) beginning with its 2009 taxable year, and the resulting corporate-level tax burden will decrease Whitestone’s cash flow and its ability to make distributions to its shareholders.  In such case, Whitestone, as our sole general partner, may cause us to distribute cash otherwise reserved for alternate purposes, to borrow funds or to dispose of otherwise attractive investments to enable Whitestone to pay corporate-level taxes even if Whitestone’s management believes that our cash reserves would be reduced to an inadequate level, that the then prevailing market conditions generally are not favorable for borrowings or dispositions or that borrowings or dispositions would not be advisable in the absence of Whitestone’s tax considerations.  These actions could have the effect of reducing our income, as well as reducing amounts available for working capital, capital expenditures, debt repayments and distributions to our partners.

Inflation

We anticipate that the majority of our leases will continue to be triple-net leases or otherwise provide that tenants pay for increases in operating expenses and will contain provisions that we believe will mitigate the effect of inflation.  In addition, many of our leases are for terms of less than five years, which allows us to adjust rental rates to reflect inflation and other changing market conditions when the leases expire.  Consequently, increases due to inflation, as well as ad valorem tax rate increases, generally do not have a significant adverse effect upon our operating results.

Off-Balance Sheet Arrangements

We have no significant off-balance sheet arrangements as of March 31, 2010.

Quantitative and Qualitative Disclosures About Market Risk

Our future income, cash flows and fair value relevant to our financial instruments depend upon prevailing market interest rates.  Market risk is the risk of loss arising from adverse changes in market prices and interest rates.  The principal market risk to which we are exposed is the risk related to interest rate fluctuations.  Based upon the nature of our operations, we are not subject to foreign exchange or commodity risk.  We will be exposed to changes in interest rates as a result of our financial instruments consisting of loans that have floating interest rates.  As of March 31, 2010, we had $25.9 million of loans, or about 25% of our debt, with floating interest rates.  All of our financial instruments were entered into for other than trading purposes.  As of March 31, 2010, we did not have a fixed rate hedge in place, leaving $25.9 million subject to interest rate fluctuations.  The impact of a 1% increase or decrease in interest rates on our debt would result in a decrease or increase of annual net income of approximately $0.3 million, respectively.

Item 3.  Properties.

Our Properties

We currently own 36 commercial properties, including 31 properties in Houston, two properties in Dallas, one property in Windcrest, Texas, a suburb of San Antonio, one property in Carefree, Arizona, which is adjacent to North Scottsdale in the Phoenix metropolitan statistical area, and one property in Buffalo Grove, Illinois, a suburb of Chicago.

Our tenants consist of national, regional and local businesses. Our properties generally attract a mix of tenants who provide basic staples, convenience items and services tailored to the specific cultures, needs and preferences of the surrounding community. These types of tenants are the core of our strategy of creating Whitestone-brand Community Centered Properties. We also believe daily sales of these basic items are less sensitive to fluctuations in the business cycle than higher priced retail items. We typically market and lease our properties to smaller tenants who rent on average less than 3,000 square feet. Our largest tenant represented less than 3% of total revenues for the three months ended March 31, 2010.

We directly manage the operations and leasing of our properties. Substantially all of our revenues consist of base rents received under leases that generally have terms that range from month-to-month to over 15 years. Approximately 73% of our existing leases as of March 31, 2010 contain “step up” rental clauses that provide for increases in the base rental payments. We estimate that approximately 14% of our properties have expandable redevelopment potential to add approximately 300,000 revenue producing square feet. The following table summarizes certain information relating to our properties as of March 31, 2010:

Commercial Properties	Leasable Square Feet	Average Occupancy as of 3/31/10	Annualized Base Rental Revenue (in thousands)(1)	Average Annualized Base Rental Revenue Per Sq. Ft.(2)
Retail	1,180,751	81%	$9,783	$10.23
Office/Flex	1,201,672	84%	8,152	8.08
Office	631,841	78%	7,971	16.17

Total	3,014,264	82%	$25,906	$10.51

As of March 31, 2010, we had one property that accounted for more than 10% of total gross revenue. Uptown Tower is an office building located in Dallas, Texas that was acquired during 2005 and accounts for 12.2% of our total revenue in the three months ended March 31, 2010 and 11.0% of real estate assets, net of accumulated depreciation.

Significant Tenants

The following table sets forth information about our fifteen largest tenants as of March 31, 2010, based upon annualized rental revenues as of March 31, 2010.

Tenant Name	Location	Annualized Rental Revenue (in thousands)	Percentage of Total Annualized Base Rental Revenues	Initial Lease Year	Year Expiring
US Census	Houston	$708	2.7%	2008	2011	(1)
Sports Authority	San Antonio	450	1.7%	2004	2015
Brockett Davis Drake Inc.	Dallas	365	1.4%	1994	2011
Compass Insurance	Dallas	367	1.4%	2005	2011
Air Liquide America, L.P.	Dallas	363	1.4%	2001	2013
Kroger	Houston	265	1.0%	1999	2011
Petsmart, Inc	San Antonio	255	1.0%	2004	2013
X-Ray X-Press Corporation	Houston	252	1.0%	1998	2019
Marshall’s	Houston	248	1.0%	1983	2013
Merrill Corporation	Dallas	234	0.9%	2001	2014
Rock Solid Images	Houston	206	0.8%	2004	2012
River Oaks L-M, Inc.	Houston	195	0.8%	1993	2010
New Lifestyles, Inc.	Dallas	187	0.7%	1998	2013
Landworks, Inc.	Houston	168	0.6%	2004	2013
University of Texas	Houston	166	0.6%	2007	2017

		$4,429	17.0%

(1)	US Census leases two spaces, one of which expires in December 2010, and one that expires in February 2011.

General Physical and Economic Attributes

The average age of our portfolio is approximately 27 years, and the average total leasable area per property is 84,418 square feet. Currently, our portfolio is dispersed primarily among the sub-markets of the greater Houston metropolitan area, generally in high-traffic areas with good visibility and accessibility. Our portfolio provides our tenants with solid properties in preferred locations at competitive rental rates. As of March 31, 2010, our portfolio’s average occupancy rate was approximately 82%. The average base rental revenue per square foot for the retail, office/flex and office properties was $10.23, $8.08 and $16.17, respectively. The following table sets forth certain information relating to each of our properties owned as of March 31, 2010.

Property Name	Location	Year Built/ Renovated	Leasable Square Feet	Percent Occupied at 3/31/10	Annualized Base Rental Revenue (in thousands)(1)	Average Base Rental Revenue Per Sq. Ft.(2)
Retail Properties:
Bellnott Square	Houston	1982	73,930	37%	$273	$10.03
Bissonnet/Beltway	Houston	1978	29,205	100%	357	12.22
Centre South	Houston	1974	39,134	82%	282	8.76
Greens Road	Houston	1979	20,507	79%	170	10.56
Holly Knight	Houston	1984	20,015	100%	331	16.57
Kempwood Plaza	Houston	1974	92,929	89%	846	10.22
Lion Square	Houston	1980	119,621	70%	797	9.46
Providence	Houston	1980	90,327	96%	762	8.76
Shaver	Houston	1978	21,926	89%	224	11.54
South Richey	Houston	1980	69,928	94%	506	7.70
Spoerlein Commons	Chicago	1987	41,455	89%	706	19.05
SugarPark Plaza	Houston	1974	95,032	99%	927	9.89
Sunridge	Houston	1979	49,359	99%	449	9.18
Torrey Square	Houston	1983	105,766	88%	783	8.43
Town Park	Houston	1978	43,526	100%	746	17.14
Webster Point	Houston	1984	26,060	100%	247	9.48
Westchase	Houston	1978	49,573	57%	329	11.60
Windsor Park	San Antonio	1992	192,458	66%	1,048	8.25

			1,180,751	81%	$9,783	$10.23

Office/Flex Properties:
Brookhill	Houston	1979	74,757	95%	$272	$3.81
Corporate Park Northwest	Houston	1981	185,627	72%	1,227	9.13
Corporate Park West	Houston	1999	175,665	83%	1,339	9.17
Corporate Park Woodland	Houston	2000	99,937	83%	740	8.93
Dairy Ashford	Houston	1981	42,902	90%	200	5.16
Holly Hall	Houston	1980	90,000	100%	675	7.50
Interstate 10	Houston	1980	151,000	94%	900	6.32
Main Park	Houston	1982	113,410	79%	582	6.50
Plaza Park	Houston	1982	105,530	85%	1,016	11.39
Westbelt Plaza	Houston	1978	65,619	81%	743	14.01
Westgate	Houston	1984	97,225	69%	458	6.85

			1,201,672	84%	$8,152	$8.08

Office Properties:
9101 LBJ Freeway	Dallas	1985	125,874	73%	$1,439	$15.64
Featherwood	Houston	1983	49,760	75%	679	18.22
Pima Norte	Phoenix	2007	33,417	11%	102	27.75
Royal Crest	Houston	1984	24,900	75%	255	13.60
Uptown Tower	Dallas	1982	253,981	85%	3,667	17.09
Woodlake Plaza	Houston	1974	106,169	86%	1,281	14.01
Zeta Building	Houston	1982	37,740	95%	548	15.35

			631,841	78%	$7,971	$16.17

Grand Totals			3,014,264	82%	$25,906	$10.51

(1)
Calculated as the tenant’s actual December 31, 2009 base rent multiplied by 12. Excludes vacant space as of December 31, 2009. Because annualized base rental revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized amounts.

(2)	Calculated as annualized base rent divided by net rentable square feet leased at December 31, 2009. Excludes vacant space at December 31, 2009.

Lease Expirations

Our leases range from terms of month-to-month to over 15 years with renewal options. As a result of the length of our average lease term, we have, on average, 10% to 20% of our portfolio expiring on an annual basis. The following table sets forth a summary schedule of the lease expirations for the leases in place as of March 31, 2010 over the next ten years. Unless otherwise provided, the information set forth in the table assumes that tenants exercise no renewal options or early termination rights.

		Gross Leasable Area		Annualized Base Rent as of March 31, 2010
Year	Number of Leases	Approximate Square Feet	Percent of Total	Amount (in thousands)	Percent of Total
2010	178	366,833	12%	$4,205	16%
2011	161	498,357	17%	5,451	21%
2012	156	465,819	15%	4,831	19%
2013	102	392,017	13%	4,312	17%
2014	81	311,089	10%	3,100	12%
2015	53	240,007	8%	2,092	8%
2016	12	46,145	2%	523	2%
2017	9	43,725	1%	347	1%
2018	7	32,531	1%	313	1%
Thereafter	13	62,508	3%	733	3%

Total	772	2,459,031	82%	$25,907	100%

Significant Properties

Uptown Tower, Dallas, Texas. Uptown Tower accounts for 10.9% of our total assets. The Uptown Tower office property, which was built in 1982, consists of 253,981 rentable square feet located in the Uptown area of Dallas, Texas. We acquired the property in 2005. The average office space is approximately 2,800 square feet, and the typical tenants include professional services and non-profit organizations. As of March 31, 2010, the building was 84% leased to 81 tenants. Typical lease terms are generally gross lease where the tenant pays a monthly base rent and a reimbursement of operating expenses above its base year. These expense reimbursements include, but are not limited to, property taxes, insurance, security, utilities, landscaping and other common area maintenance items. Generally leased space has a term ranging from month-to-month to over 15 years. The federal income tax basis for the Uptown Tower property is $18,647,426 as of December 31, 2009.

No tenant occupied 10% or more of the property’s rentable square footage as of March 31, 2010.

The following table sets forth the occupancy rate and average annual rent per leased rentable square foot for the Uptown Tower property at the end of each year indicated.

	Occupancy Rate	Average Annual Base Rent per Leased Square Foot
2005	85.3%	$12.64
2006	80.5%	$12.72
2007	89.9%	$14.35
2008	89.8%	$16.81
2009	83.9%	$16.82

Depreciation on the Uptown Tower property is taken on a straight line basis over 6 to 39 years for book purposes, resulting in a depreciation rate of approximately 3% per year.

Lease Expiration Schedule – Uptown Tower

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Expiring Leases	Percentage of Property's Gross Leasable Area	Annualized Base Rent of Expiring Leases(1)	Percentage of Property's Annualized Base Rent(2)
2010	35	29,601	11.7%	$395,628	10.8%
2011	14	47,554	18.7%	852,865	23.3%
2012	12	35,444	14.0%	657,269	17.9%
2013	9	39,651	15.6%	704,803	19.2%
2014	5	32,805	12.9%	585,947	16.0%
2015	4	19,089	7.5%	268,167	7.3%
2016	1	5,152	2.0%	102,000	2.8%
2017	0	—	0.0%	—	—
2018	0	—	0.0%	—	—
Thereafter	1	5,421	2.1%	100,289	2.7%

Total	81	214,717	84.5%	$3,666,968	100.0%

(1)
Calculated as the tenant's actual March 31, 2010 base rent multiplied by 12. Excludes vacant space as of March 31, 2010. Because annualized base rental revenue is not derived from historical results that were accounted for in accordance with generally accepted accounting principles, historical results differ from the annualized amounts.

(2)	Calculated as annualized base rent divided by net rentable square feet leased at March 31, 2010. Excludes vacant space at March 31, 2010.

We hold fee simple title to this property, which is subject to a mortgage loan, collateralized by this property and two others. The loan which has a principal balance, as of March 31, 2010, of approximately $24.3 million, requires monthly interest-only payments for the first twelve months and has a 25 year amortization thereafter, bears interest at a fixed rate of 6.56% and matures on October 1, 2013. While prepayment of the loan is not restricted, prepayments are subject to a penalty provision. The outstanding balance at the time of maturity will be approximately $23.0 million.

The property is held primarily for its income producing capabilities. Uptown Tower directly competes with other office buildings in the North Central Expressway corridor. There are no current plans for renovating this property. We believe the property to be adequately covered by insurance.

Real estate taxes for 2009 on the Uptown Tower property were approximately $472,000, and the current real property tax rate with respect to the property is 2.62% of the assessed value.

Indebtedness

As a general policy, we limit our total indebtedness to 60% of the undepreciated book value of our real estate assets as of the date of any borrowing. Whitestone’s Board may, at any time, waive or change our borrowing policy. Moreover, the terms of certain mortgage loans and other credit facilities to which we may be a party may be more restrictive than Whitestone Board’s policy. As of March 31, 2010, our total indebtedness is approximately 53% of the undepreciated book value of our real estate assets, and we were in compliance with all financial covenants in all loan documents to which we are a party.

Mortgages and other notes payable consist of the following (in thousands):

Description	March 31, 2010	December 31, 2010
Fixed rate notes:
$10.0 million 6.04% Note, due 2014	$9,611	$9,646
$11.2 million 6.52% Note, due 2015	11,010	11,043
$21.4 million 6.53% Notes, due 2013	20,580	20,721
$24.5 million 6.56% Note, due 2013	24,336	24,435
$9.9 million 6.63% Notes, due 2014	9,694	9,757
$0.5 million 3.25% Note, due 2010	402	—
$0.5 million 5.05% Note, due 2010	—	52

Floating rate note
$26.9 million LIBOR + 2.60% Note, due 2013	25,936	26,128
Total	$101,569	$101,782

Insurance

 We believe that we have property and liability insurance with reputable, commercially rated companies.  We also believe that our insurance policies contain commercially reasonable deductibles and limits, adequate to cover our properties.  We expect to maintain this type of insurance coverage and to obtain similar coverage with respect to any additional properties we acquire in the near future.  Further, we have title insurance relating to our properties in an aggregate amount that we believe to be adequate.

Regulations

Our properties, as well as any other properties that we may acquire in the future, are subject to various federal, state and local laws, ordinances and regulations.  They include, among other things, zoning regulations, land use controls, environmental controls relating to air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity.  We believe that we have all permits and approvals necessary under current law to operate our properties.

Environmental Regulations

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern air and water quality, noise pollution and indirect environmental impacts such as increased motor vehicle activity, wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Under these laws and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Some of these laws and regulations may impose joint and several liability on tenants, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal and whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances.

Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. Additionally, concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require us to undertake a costly remediation program to contain or remove the mold from the affected property, and could expose us to liability from our tenants, their employees and others. The cost of defending against claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, assets or results of operations and, consequently, amounts available for payments of distributions to our shareholders. In addition, the presence of these substances, or the failure to properly remediate these substances, may adversely affect our ability to sell or rent such property or to use the property as collateral for future borrowing.

Some of these laws and regulations have been amended so as to require compliance with new or more stringent standards as of future dates. Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land, by operations in the vicinity of the properties, such as the presence of underground storage tanks, or by the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that we may be required to comply with, and which may subject us to liability in the form of fines or damages for noncompliance.

We will not purchase any property unless we are generally satisfied with the environmental status of the property. We may obtain a Phase I environmental site assessment, which includes a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property. Certain properties that we have acquired contain, or contained, dry-cleaning establishments utilizing solvents. Where believed to be warranted, samplings of building materials or subsurface investigations were undertaken with respect to these and other properties. To date, the costs associated with these investigations and any subsequent remedial measures taken have not been material to us.

We believe that our properties are in compliance in all material respects with all federal, state and local ordinances and regulations regarding the handling, discharge and emission of hazardous or toxic substances. During the re-financing of twenty-one of our properties in late 2008 and early 2009, Phase I environmental site assessments were completed at those properties. These assessments revealed that five of the twenty-one properties currently or previously had a dry cleaning facility as a tenant. Since release of chlorinated solvents can occur as a result of dry cleaning operations, a Phase II subsurface investigation was conducted at the five identified properties, and all such investigations revealed the presence of chlorinated solvents. Based on the findings of the Phase II subsurface investigations, we promptly applied for entry into the Texas Commission on Environmental Quality Dry Cleaner Remediation Program, or DCRP for four of the identified properties and were accepted. Upon entry, and continued good standing with the DCRP, the DCRP administers the Dry Cleaning Remediation fund to assist with remediation of contamination caused by dry cleaning solvents. The remaining identified property is still under investigation and upon conclusion of the investigation, we intend to enter the property into the DCRP. The response actions associated with the ongoing investigation and subsequent remediation, if necessary, have not been determined at this time. However, we believe that the costs of such response actions will be immaterial and therefore no liability has been recorded to our financial statements. We have not been notified by any governmental authority, other than the five identified properties described above, and are not otherwise aware, of any material noncompliance, liability or claim relating to hazardous or toxic substances in connection with any of our present or former properties. We have not recorded in our financial statements any material liability in connection with environmental matters. Nevertheless, it is possible that the environmental assessments conducted thus far and currently available to us do not reveal all potential environmental liabilities. It is also possible that subsequent investigations will identify material contamination or other adverse conditions, that adverse environmental conditions have arisen subsequent to the performance of the environmental assessments, or that there are material environmental liabilities of which management is unaware.

Americans with Disabilities Act of 1990

Under the Americans with Disabilities Act, or ADA, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Our properties must comply with the ADA to the extent that they are considered “public accommodations” as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. In addition, we will continue to assess our compliance with the ADA and to make alterations to our properties as required.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth the beneficial ownership of units for:

•	Each unitholder who beneficially owns more than 5% of OP units;

•	Each trustee and nominee for trustee of Whitestone;

•	Whitestone’s Chief Executive Officer and the four other most highly compensated executive officers of Whitestone (collectively, the “Named Executive Officers”); and

•	The trustees and Named Executive Officers of Whitestone as a group.

Unless otherwise indicated in the footnotes, the listed beneficial owners have sole voting and investment power over all units.

Name and Address(1) of Beneficial Owner	OP Units Beneficially Owned(2)		OP Units Percentage
Named Executive Officers:
James C. Mastandrea	703,912	(3)	4.5%
John J. Dee	-		-
David K. Holeman	-		-
Valarie L. King	-		-
Daniel E. Nixon, Jr.	-		-
Non-Employee Trustees:
Daryl J. Carter	-		-
Daniel G. DeVos	-		-
Donald F. Keating	23,957		*
Jack L. Mahaffey	31,943		*
All executive officers and trustees as a Group (10 persons)	790,043		5.1%
Limited Partners
Whitestone REIT(4)	10,088,618		65.0%
_______________
*      Less than 1%
(1)	Unless otherwise indicated, the address for each beneficial owner is 2600 South Gessner, Suite 500, Houston, Texas 77063.
(2)
Beneficial ownership is determined in accordance with the rules of the SEC that deem units to be beneficially owned by any person or group who has or shares voting or investment power with respect to those shares.

(3)	Includes OP units owned by Midwest Development Venture IV (“MidWest IV”). Mr. Mastandrea is the controlling limited partner in MidWest IV.
(4)	The natural persons who hold voting and investment power over the shares beneficially owned by Whitestone REIT are the Named Executive Officers and Trustees included within this table above.

Item 5.  Directors and Executive Officers.

The Operating Partnership is managed by the General Partner.  Consequently, the Operating Partnership does not have its own separate trustees or executive officers.  This Item 5 reflects information with respect to the trustees and Named Executive Officers of Whitestone.

Executive Officers and Trustees

The Board of Trustees is divided into three classes, with each trustee holding office for three years and until his successor is duly elected and qualifies. Whitestone currently has a total of six members on its Board. Executive officers serve one-year terms at the pleasure of Whitestone’s Board.

Name	Age	Position(s)
James C. Mastandrea	66	Chairman of our Board of Trustees and Chief Executive Officer
John J. Dee	59	Chief Operating Officer
David K. Holeman	47	Chief Financial Officer
Valarie L. King	49	Sr. Vice President of Property Management
Daniel E. Nixon, Jr.	61	Sr. Vice President of Leasing and Redevelopment
Daryl J. Carter	54	Trustee
Daniel G. DeVos	52	Trustee
Donald F. Keating	77	Trustee
Jack L. Mahaffey	78	Trustee

James C. Mastandrea has been our Chairman and Chief Executive Officer since October 2006. Mr. Mastandrea has over 35 years of experience in the real estate industry.  He also serves, since 2003, as the President, Chief Executive Officer and Chairman of the Board of Trustees of Paragon Real Estate Equity and Investment Trust, a real estate company currently focused on value-added real estate and investments in shares of publicly-traded real estate investment trusts, a publicly traded company on the former American Stock Exchange until 2006; and, since 1978, as the Chief Executive Officer/Founder of MDC Realty Corporation, a privately held residential and commercial real estate development company.  From 1999 to 2002, Mr. Mastandrea served as Chief Executive Officer of Eagle’s Wings Aviation Corporation, an entity formed to purchase a troubled aviation services business. At the time of the purchase, the business was in default on debt obligations. Following the September 11, 2001 terrorist attacks, the business was further adversely affected and in March 2002, Eagle’s Wings Aviation Corporation filed for protection under Chapter 11 of the federal bankruptcy laws. From 1994 to 1998, Mr. Mastandrea served as Chairman and Chief Executive Officer of First Union Real Estate Investments, a NYSE listed real estate investment trust.  Mr. Mastandrea also served in the U.S. Army as a Military Police Officer.  Mr. Mastandrea currently is a director of Cleveland State University Foundation Board, director of University Circle Inc. Board, Cleveland, Ohio, and a director of the Calvin Business Alliance Board at Calvin College, Grand Rapids, Michigan.

John J. Dee has served as Whitestone’s Chief Operating Officer since 2006. Mr. Dee also serves, since 2003, as the Senior Vice President, Chief Financial Officer and member of the Board of Trustees of Paragon Real Estate Equity and Investment Trust. Prior to joining us, Mr. Dee served from 2002 to 2003 as Senior Vice President and Chief Financial Officer of MDC Realty Corporation, a privately held residential and commercial real estate development company. From 2000 to 2002, he also served as Director of Finance and Administration for Frantz Ward, LLP. From 1978 to 2000, he held several management positions at First Union Real Estate Investments, a NYSE-listed REIT, and most recently served as Senior Vice President and Chief Accounting Officer.

David K. Holeman is Whitestone’s Chief Financial Officer and has served in this capacity since 2006. Mr. Holeman also served as the Chief Financial Officer of Whitestone’s former management company. Prior to joining us, Mr. Holeman served as Vice President and Chief Financial Officer of Gexa Energy, a NASDAQ listed retail electricity provider from 2004 to 2006, and as Controller and Chief Financial Officer of Houston Cellular Telephone Company from 1994 to 2003.

Valarie L. King is Whitestone’s Senior Vice President of Property Management and has served in this capacity since 2006. From 2000 to 2006, Ms. King also held several management positions, and most recently served as Vice President of Property Management for Hartman Management. Ms. King has over 15 years of property management experience in Houston, Texas. From 1986 until 1989, she was Property Manager at Helmsley Spear National Realty, a New York-based company, where she was responsible for running the Houston office, including property management, leasing and construction.

Daniel E. Nixon, Jr. is Whitestone’s Senior Vice President of Leasing and Redevelopment and has served in this capacity since 2007. Prior to joining Whitestone, Mr. Nixon served as the Executive Vice President for Hull Storey Retail Group, LLC, owner of 17 enclosed malls, totaling 11 million square feet from 2000 to 2007. He also held several management positions and most recently Executive Vice President, Director of Retail at First Union Real Estate Investments, a NYSE listed REIT from 1978 until 1999.

Daryl J. Carter has been a member of Whitestone’s Board since February 2009. Mr. Carter founded and since 2007 has served as Chairman and CEO of Avanath Capital Partners, LLC, an investment firm focused on urban-themed real estate and mortgage investments.  From 2005 to 2007, Mr. Carter was an Executive Managing Director of Centerline Capital Group (“Centerline”) a subsidiary of Centerline Holding Company (NYSE), and head of the Commercial Real Estate Group. From 2005 to 2007, he was also the President of American Mortgage Acceptance Corporation, a publicly-held, commercial mortgage lender (AMEX) that was externally managed by Centerline. Mr. Carter became part of Centerline when his company, Capri Capital Finance (“CCF”), was acquired by Centerline in 2005 and stayed with Centerline until 2006. Mr. Carter co-founded and served as Co-Chairman of both CCF and Capri Capital Advisors in 1992. He was instrumental in building Capri to a diversified real estate firm with $8 billion in real estate equity and debt investments under management. Prior to Capri, Mr. Carter was Regional Vice President at Westinghouse Credit Corporation in Irvine and a Second Vice President at Continental Bank in Chicago. Since 2003, Mr. Carter has served as a trustee of Paragon Real Estate Equity and Investment Trust, traded on the former American Stock Exchange until 2006, Trustee of the Urban Land Institute, Executive Committee Member of the National Multifamily Housing Association and Vice Chairman of the Commercial Board of Governors of the Mortgage Bankers Association. Mr. Carter serves on the Dean’s Advisory Council of the M.I.T. Sloan School of Management.

Daniel G. DeVos has been a member of Whitestone’s Board since February 2009. Since 1993, Mr. DeVos has served as Chairman of the Board and Chief Executive Officer of DP Fox Ventures, LLC, a diversified management enterprise with investments in real estate, transportation, and sports teams. Since 1999, Mr. DeVos has served as the President and Chief Executive Officer of Fox Motors, based in Grand Rapids, Michigan, majority owner of the Grand Rapids Rampage (AFL) and has an ownership interest in the Orlando Magic (NBA).  Mr. DeVos has served as Vice Chairman of the RDV Corporation Board since 1991, and since 1980 has served as a director and currently serves on the Audit Committee of Alticor, Inc., the parent of Amway Corporation, located in Ada, Michigan. Since March 2003, Mr. DeVos has served as a trustee of Paragon Real Estate Equity and Investment Trust, a company that was traded on the former American Stock Exchange until 2006 and served as a trustee of First Union Real Estate Investments (NYSE) from 1994 to 1998.

Donald F. Keating has been a member of Whitestone’s Board since 2008. Mr. Keating was formerly the Chief Financial Officer of Shell Mining Company. Mr. Keating retired from Shell Mining Company in 1992 and continued to provide consulting services to Shell Oil until 2002. Since 2002, Mr. Keating has managed his personal investments. Mr. Keating graduated from Fordham University with a Bachelor of Science Degree in Finance and served in the United States Marine Corps as infantry company commander. He is a former board member of Billiton Metals Company, R & F Coal Company and Marrowbone Coal Company.

Jack L. Mahaffey has served on Whitestone’s Board since 2000. Mr. Mahaffey was formerly the President and Chief Executive Officer of Shell Mining Company. Since retiring from Shell Mining Company in 1991, Mr. Mahaffey has managed his personal investments. Mr. Mahaffey served in the United States Air Force and is a former board member of the National Coal Association and the National Coal Counsel.

Qualifications of Trustees

When considering whether Whitestone’s trustees have the experience, qualifications, attributes and skills, taken as a whole, to enable its Board of Trustees to satisfy its oversight responsibilities effectively in light of its operational and organizational structures, Whitestone’s Nominating and Corporate Governance Committee and its Board focused primarily on the information discussed in each of the individual biographies discussed herein and on the following particular attributes:

• Mr. Carter:  The Board considered his management experience with a number of financial and real estate entities and determined that his extensive financial background and demonstrated leadership skills provide exceptional qualification to perform oversight functions as a member of its Audit Committee and as a member of its Board of Trustees.

• Mr. DeVos: The Board considered his extensive and diverse business experience within and outside the real estate industry and concluded that his leadership skills in business and non-profit management make him exceptionally qualified to serve in the capacity of  Chairman  of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee and the Board of Trustees.

• Mr. Keating:  The Board considered his educational and professional experience in the field of finance and accounting as well as supervisory roles in the accounting industry and determined that his experience and skills in these industries facilitate his oversight and administration of Whitestone’s accounting and financial reporting practices, risk management efforts and compliance with applicable regulatory standards in the capacity of Chairman of the Audit  Committee, as a member of its Nominating and Corporate Governance and Compensation Committees and its Board of Trustees.

• Mr. Mahaffey:  The Board considered his demonstrated ability of oversight and decision-making functions during his tenure within the petroleum industry and his experience in managing investments and determined that his expertise in these areas enhances his oversight and administration of Whitestone’s compensation programs in the capacity of Chairman of the Compensation Committee and as a member of its Nominating and Governance Committee and its Board of Trustees.

• Mr. Mastandrea:  The Board considered his prior service to Whitestone as its Chairman and Chief Executive Officer, his thirty-five years of experience in the commercial real estate industry, and his seventeen years serving in high level positions of publicly traded companies, and determined that his intimate knowledge of Whitestone, his extensive experience, familiarity with the commercial real estate industry and public companies are critical to the oversight of our strategic initiatives and the evaluation of Whitestone’s operational performance in his capacity as Chief Executive Officer and Chairman of its Board of Trustees.

Item 6.  Executive Compensation.

Compensation Discussion and Analysis

For purposes of this Item 6 only, “we” and “our” refer to our General Partner, Whitestone REIT.

The Operating Partnership is managed by the General Partner.  Consequently, the Operating Partnership has no employees, directors and executive officers and pays no compensation.  The information provided in this Item 6 reflects compensation paid to the Named Executive Officers and Trustees of Whitestone.

The Compensation Committee of Whitestone’s Board (for purposes of this Item 6, the “Committee”) has responsibility for establishing, implementing, and continually monitoring its executive compensation programs. Additionally, it is responsible for the assessment of the relationship of compensation relative to its performance, the rationale in the application of its compensation plans to specific incentive awards, and all recommendations to Whitestone’s Board relative to compensation under its charter.

The scope of this Compensation Discussion and Analysis (“CD&A”) relates to (1) all compensation components for Whitestone’s Named Executive Officers, as defined below, and, (2) to the extent appropriate in order to define Committee activities, responsibilities and decisions, summary information on:

• Whitestone’s overall compensation programs;
• performance evaluation methodology;
• compensation plan development/adoption; and
• comparative market compensation assessment.

Throughout this discussion, James C. Mastandrea, Whitestone’s Chairman and Chief Executive Officer, John J. Dee, Whitestone’s Chief Operating Officer, David K. Holeman, Whitestone’s Chief Financial Officer, Valarie L. King, Whitestone’s Senior Vice President of Property Management, and Daniel E. Nixon, Jr., Whitestone’s Senior Vice President of Leasing and Redevelopment, are referred to as the “Named Executive Officers.”

Compensation Strategy and Philosophy

The Committee believes that the most effective executive compensation strategy is one that encourages entrepreneurship, which is a core driver of creating real estate value and is designed to target specific annual and long-term goals defined by management and approved by our Board, which align the economic interests of employees with shareholders. This strategy should be designed to reward the achievement of performance above established goals that contribute to increased shareholder value.

The Committee believes that an effective executive compensation strategy has several components aimed at specific objectives and timeframes.

•
Base Salary. The Committee believes the base salary should be reflective of position, responsibility and experience, and correlated with market-based salary levels for similar positions and competitor companies. The Committee presently believes that the competitive market 50th percentile level is the appropriate benchmark to target for base salary at this time in our growth and size, which members of our senior management, including the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer, fall below. Because of the current economic conditions all senior management salaries were frozen at their March 2008 levels, and the Named Executive Officers voluntarily agreed to reductions in their base salaries by 12.5% effective October 2, 2009 as part of a corporate realignment to reduce overhead and other operating expenses.

•
Annual Incentive Bonus. A bonus provides an opportunity for selected employees (and potentially all employees) to receive an annual cash (or potentially cash and shares) award based on the achievement of specific organization, operating and financial goals and objectives at three levels during any fiscal year of our operation:

•	corporate performance;

•	business unit (functional area) performance; and

•	individual performance.

Currently, we have not formalized an annual bonus incentive plan, but may design a plan in the future. The Committee believes that any design of an annual incentive plan should establish a threshold, target and maximum incentive opportunity for participants. Additionally, the annual incentive plan should be designed to provide an effective weighting and performance measurement system to us, business unit (functional) and individual objectives, and be flexible to adapt to our changing needs and circumstances. Because of the current economic conditions all senior management annual incentive bonuses were eliminated subsequent to March 2008.

•
Long-Term Equity Incentive Plan. On July 29, 2008, our shareholders approved the 2008 Long-Term Equity Incentive Ownership Plan (the “2008 Plan”) to provide equity-based grants as incentive compensation to our employees. A long-term incentive plan is an opportunity for our employees to participate in a plan which provides awards of equity (restricted shares and restricted share units) upon the long-term achievement of incremental value for us and our shareholders. This plan is designed to encourage entrepreneurship and align employees with our long-term strategy and is expected to be an important component of total compensation and key employee retention.

•
Benefits and Other Perquisites. We provide the Named Executive Officers (and all other employees) a full range of benefits related to insurances for health and security. These benefit plans, and other perquisites to key employees, are consistent with our competitors for experienced executives and are an important component of employee retention.

The Compensation Committee Charter outlines the Committee’s key objectives in the governance of compensation plan development and award decisions, including its major responsibilities to evaluate our performance and executive compensation (and the relationship between them in any year and over time), one of the fundamental rationales for incentive compensation. Additionally, the Committee must ensure to the extent possible that we maintain our ability to attract and retain superior employees in key positions and that compensation opportunities to key employees remain competitive relative to that paid to similarly situated executives of our peer companies. To that end, the Committee believes executive compensation packages provided and to be developed will reflect the elements outlined above and have specific performance measurement and accountability procedures to correlate with incentive awards.

Compensation Objectives

In association with the overall compensation strategy and philosophy outlined above, the Committee defines its core values and fundamental guiding principles relating to executive compensation as follows:

• Compensation is linked to performance. Executive pay is linked to our performance and individual performance. Named Executive Officers should be rewarded for achieving annual strategic, operating, and financial goals. Goals should be defined and directed by our strategic plan. Long-term compensation should promote retention and align management and employees with the long-term interests of shareholders.

• Compensation elements should be appropriately balanced. The mix of compensation elements will vary with position and with our circumstances. Base salary and benefits are designed to attract and retain experienced key personnel. Annual incentives emphasize annual objectives, while long-term compensation emphasizes growth in profitability and shareholder value. The proportion of “guaranteed” and “at risk (incentive)” compensation should be structured by position consistent with responsibility, target total compensation level, and market benchmarks. Additionally, a severance benefits program is appropriate to encourage retention and objectivity in connection with events that may trigger a change in control of us or other circumstances of separation. We do not currently have a severance benefits program, but will develop one in the future. We have agreed to reimburse our Chief Executive Officer, Chief Operating Officer and Sr. Vice President of Leasing for certain relocation expenses.

• Compensation should be fair and competitive. We, along with the Committee, strive to establish fair and competitive compensation for the Named Executive Officers (and other management), and do so by the process and assessment methods as described in the Compensation Committee Charter.

• Executive stock ownership is expected. We believe that all executive officers (and to the extent possible, all employees) should be our shareholders. We, along with the Committee, expect the 2008 Plan to assist in achievement of this objective.

• The Committee and Board exercise independent judgment. On behalf of the shareholders, the Committee and our Board ensure that executive compensation is appropriate and effective, and that all assessments, advisors, analysis, discussion, rationale and decision making are through the exercise of independent judgment.

• Compensation may be structured to meet corporate tax and accounting rules. We generally structure the Named Executive Officers’ compensation so that all elements of pay are tax deductible to us. Section 162(m) of the Code limits the amount of compensation we may deduct in any fiscal year. Compensation above these limits can be deducted if it is awarded under a shareholder approved “performance based” incentive compensation plan. Under an annual incentive plan, awards which would limit the deductibility of compensation by us may (upon approval of the Committee) be delayed into a period where the deduction can be taken. We adhere to all Financial Accounting Standards Board requirements related to the accounting treatment and reporting of compensation expense and valuation.

Roles and Responsibilities in Compensation Decisions

The Committee is specifically responsible for compensation decisions related to the Chairman and Chief Executive Officer.

The Committee reviews, assesses and approves recommendations from the Chairman and Chief Executive Officer regarding any determination regarding base salary and bonuses to all officers, management and employees, including the other Named Executive Officers. The Committee’s philosophy and strategy, and the programs adopted by our Board, establish the general parameters within which the Chairman and Chief Executive Officer determine the recommended compensation for the other Named Executive Officers.

James C. Mastandrea, Chairman and Chief Executive Officer, and John J. Dee, Chief Operating Officer, annually review the performance of our other executive officers. The conclusions reached and recommendations made based on these reviews, including base salary adjustments as well as bonuses, are presented to the Committee. The Committee can exercise its discretion in modifying any recommended salary adjustment or bonus award. The Committee reviews in detail the performance of our Named Executive Officers.

Compensation consultants familiar with the real estate industry, and our competitors, are used by our Chairman and Chief Executive Officer, our Chief Operating Officer, and the Committee to provide updated market compensation information regarding competitor compensation levels for various positions; to provide trends in the industry related to compensation awards and industry performance; and to address questions related to effective compensation plans and employee retention.

Setting Executive Compensation

Based on the strategy and philosophy described above, the Committee has structured our annual and long term executive compensation to motivate executive officers to achieve our business goals and reward the executive officers for achieving such goals. In furtherance of this agenda in 2007 and 2008, the Committee engaged CEL, an independent executive compensation consulting firm with specific expertise in the real estate industry, to conduct a review and benchmarking of total compensation levels for our executive officers and to assist in setting levels of executive compensation. CEL provided the Committee with relevant market data and plan alternatives to consider when designing and adopting compensation programs for our executive officers. The Committee also independently reviews public disclosures made by companies in the real estate industry and on published surveys with particular focus on companies of similar size within our industry.

As a part of the compensation decision making process, the Committee compares each element comprising total compensation for our positions against similar positions in a peer group of publicly-traded REITs and private owner/developer/investment companies (collectively, the “Compensation Peer Group”). The Compensation Peer Group, which is periodically reviewed and updated by the Committee, consists of companies with which we believe we compete for talent, investment opportunity, and shareholder investment.

The companies comprising the Compensation Peer Group were selected in 2008 on the following criteria and remained the same in 2009:

• competitive public real estate companies in our major markets;

• public companies with market capitalization (implied market cap) of $150 million to $750 million in 2008 when CEL provided the information and within the retail shopping center, office, industrial and diversified sectors; and

• private real estate investment and development companies based on portfolio size and range of geographic investments.

A total of seventeen (17) public companies and nine (9) private companies were used in the CEL analysis in 2007 and 2008. The public companies included the following, though some of them have since been acquired or merged:

Acadia Realty Trust	Marcus Corporation
AmREIT	PS Business Parks, Inc.
Capital Lease Funding, Inc	Ramco-Gershenson Properties Trust
Cedar Shopping Centers, Inc.	Republic Property Trust
Columbia Equity Trust	Saul Centers, Inc.
First Potomac Realty Trust	Spirit Finance Corporation
Government Properties Trust, Inc.	Thomas Properties Group, Inc.
Kite Realty Group Trust	Urstadt Biddle Properties, Inc.
Winthrop Realty Trust

We compete with many companies for experienced executives, and the Committee generally has set compensation for executive officers relative to the range of compensation paid to similarly situated executives of the companies comprising the Compensation Peer Group. Variations to this objective may occur as dictated by the experience level of the individual, market factors, and our situation.

In late 2006, we were restructured from an externally managed REIT to one with our own employees and infrastructure. As a result of this change, salaries were, by necessity and directive, to be below market (below the 50th percentile). Bonuses were awarded in 2007 and 2008 (on a discretionary basis but highly related to performance in a new company start-up environment) to account for some of this difference. During 2009, salaries remained at the same amount as in 2008, until October 2009 when the Named Executive Officers voluntarily agreed to reductions in their base salaries by 12.5%. In addition, we and the Committee believe that it is important to have an equity-based incentive program to retain experienced and qualified executives and to provide them long term compensation aligned with our economic growth and the creation of shareholder value.

The philosophy of the Committee is to provide programs that offer a significant percentage of total compensation from performance based incentives. Alignment of key management and employees with our growth and the creation of value is the guiding principle of our compensation program. Currently, given our limited operating history as an internally managed REIT, policies, specific incentive compensation opportunity “targets,” and the mix between cash and equity incentives for key employees will continue to evolve. The Committee will continue to review a variety of information, including that provided by CEL, to determine the appropriate level and mix of incentive compensation. Income from incentive compensation is realized as a result of our performance and that of individual performance, measured against established goals. The Committee believes that our executive officers must think and act like owners to create value, and therefore a significant portion of total compensation to our executive officers should be in the form of non-cash share-based long-term incentive compensation. A comprehensive incentive compensation program is a key strategic plan element for us. With the implementation of the 2008 Plan in 2009, the Committee believes the Named Executive Officers have a long-term equity program that meets the philosophy of the Committee to link executive compensation to our increased value. The Committee and management continue to evaluate annual incentive plans as part of the comprehensive compensation program.

Equity Compensation Plans

At our annual meeting of shareholders held on July 29, 2008, our shareholders approved the 2008 Plan. The purpose of the 2008 Plan is to promote our interests and the interests of our subsidiaries and our shareholders by (i) attracting and retaining key officers with strong leadership, employees, and trustees of, and consultants to, us and our subsidiaries and affiliates; (ii) motivating these individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling these individuals to participate in our long-term growth and financial success; (iv) encouraging ownership in our equity by these individuals; and (v) linking their compensation to our long-term interests and the interests of our shareholders. The 2008 Plan will be interpreted in a manner consistent with the requirements of “performance-based compensation” under Section 162(m) of the Code for any awards granted under the 2008 Plan that are intended to comply with the requirements of that particular section.

Under the 2008 Plan, awards may be made in our common shares or OP units, which may be redeemed for cash, or, at our option, converted into common shares. The 2008 Plan initially authorized awards in respect of an aggregate of 2,063,885 common shares. The maximum aggregate number of common shares that may be issued under the 2008 Plan is increased upon each issuance of common shares by us (including issuances pursuant to the 2008 Plan) so that at any time the maximum number of common shares that may be issued under the 2008 Plan will equal 12.5% of the aggregate number of common shares and units of our Operating Partnership issued and outstanding (other than units issued to or held by us).

If any common shares covered by an award under the 2008 Plan are forfeited or if any such award otherwise terminates, expires unexercised or is cancelled, those common shares will again become shares with respect to which awards can be made under the 2008 Plan. Common shares issued under the 2008 Plan may be either newly issued common shares or common shares that have been reacquired by us. In addition, shares that are canceled, tendered or withheld in payment of all or part of the exercise price of an award or in satisfaction of withholding tax obligations, and shares that are reacquired with cash tendered in payment of the exercise price of an award, will be included in or added to the number of common shares available for grant under the 2008 Plan. Common shares issued by us as substitute awards granted solely in connection with the assumption of outstanding awards previously granted by a company acquired by, or with which we combine, or substitute awards, do not reduce the number of shares available for awards under the 2008 Plan.

In addition, the 2008 Plan imposes individual limitations on the amount of certain awards in order to comply with Section 162(m) of the Code. Under these limitations, no single participant may receive options or common share appreciation rights, or SARs, in any calendar year that, taken together, relate to more than 500,000 common shares, subject to adjustment in certain circumstances. In addition, the maximum number of common shares that may be issued by options intended to be incentive share options will be limited in total to 12.5% of the outstanding common shares and OP units, during the life of the 2008 Plan.

With certain limitations, awards made under the 2008 Plan will be adjusted by the Compensation Committee of our Board, or the Committee, to prevent dilution or enlargement of benefits or potential benefits intended to be made available under the 2008 Plan in the event of any share dividend, reorganization, recapitalization, share split, combination, merger, consolidation, change in laws, regulations or accounting principles or other relevant unusual or nonrecurring event affecting us.

Eligibility and Administration. Current and prospective officers, employees and trustees of, and consultants to, us or our subsidiaries or affiliates are eligible to be granted awards under the 2008 Plan. The Committee will administer the 2008 Plan, except with respect to awards to non-employee trustees, for which the 2008 Plan will be administered by the Board. Subject to the terms of the 2008 Plan, the Committee is authorized to select participants, determine the type and number of awards to be granted, determine and later amend (subject to certain limitations) the terms and conditions of any award, interpret and specify the rules and regulations relating to the 2008 Plan, and make all other determinations which may be necessary or desirable for the administration of the 2008 Plan.

Share Options and Share Appreciation Rights. The Committee is authorized to grant share options, including both incentive share options, which can result in potentially favorable tax treatment to the participant, and non-qualified share options. The Committee may specify the terms of these grants subject to the terms of the 2008 Plan. The Committee is also authorized to grant SARs, either with or without a related option. The exercise price per share subject to an option is determined by the Committee, but may not be less than the fair market value of a common share on the date of the grant, except in the case of substitute awards. The maximum term of each option or SAR, the times at which each option or SAR will be exercisable, and the provisions requiring forfeiture of unexercised options at or following termination of employment generally are fixed by the Committee, except that no option or SAR relating to an option may have a term exceeding 10 years. Incentive share options that are granted to holders of more than 10% of our voting securities are subject to certain additional restrictions, including a five-year maximum term and a minimum exercise price of 110% of fair market value.

Restricted Common Shares and Restricted Common Share Units. The Committee is authorized to grant restricted common shares and restricted common share units. Restricted common shares are common shares subject to transfer restrictions as well as forfeiture upon certain terminations of employment prior to the end of a restricted period or other conditions specified by the Committee in the award agreement. Restricted common shares are also subject to restrictions on voting rights and receipt of dividends. None of the restricted common shares may be transferred, encumbered or disposed of during the restricted period or until after fulfillment of the restrictive conditions.

Restricted Unit Award. The Committee is authorized to grant units in our Operating Partnership, subject to the terms of the limited partnership agreement of our Operating Partnership. The units are represented by a restricted unit award agreement. A participant who receives a restricted unit award agreement has immediate rights of ownership in the units underlying the award, but these units are subject to restrictions in accordance with the terms and provisions of the 2008 Plan and the limited partnership agreement of our Operating Partnership, as amended, and may be subject to additional restrictions in accordance with the terms of a restricted unit award agreement, including provisions causing the units to be subject to forfeiture by the individual until the earlier of (a) the time these restrictions lapse or are satisfied, or (b) the time these shares are forfeited, pursuant to the terms and provisions of any award agreement pertaining to the award.

Performance Awards. A performance award consists of a right that is denominated in cash or common shares, valued in accordance with the achievement of certain performance goals during certain performance periods as established by the Committee, and payable at a time and in a form as the Committee will determine. Performance awards may be paid in a lump sum or in installments following the close of a performance period or on a deferred basis, as determined by the Committee. Termination of employment prior to the end of any performance period, other than for reasons of death or total disability, will result in the forfeiture of the performance award. A participant’s rights to any performance award may not be transferred, encumbered or disposed of in any manner, except by will or the laws of descent and distribution or as the Committee may otherwise determine.

Other Share-Based Awards. The Committee is authorized to grant any other type of awards that are denominated or payable in, valued by reference to, or otherwise based on or related to our common shares. The Committee will determine the terms and conditions of these awards, consistent with the terms of the 2008 Plan.

Non-Employee Trustee Awards. Subject to applicable legal requirements, our Board may provide that all or a portion of a non-employee trustee’s annual retainer and/or retainer fees or other awards or compensation as determined by our Board be payable in non-qualified common share options, restricted shares, restricted share units and/or other share-based awards, including unrestricted common shares, either automatically or at the option of the non-employee trustees. Our Board will determine the terms and conditions of any of these awards, including those that apply upon the termination of a non-employee trustee’s service as a member of our Board. Non-employee trustees are also eligible to receive other awards pursuant to the terms of the 2008 Plan, including options and SARs, restricted shares and restricted share units, and other share-based awards upon terms as the Committee may determine; provided, however, that with respect to awards made to members of the Committee, the 2008 Plan is administered by our Board.

Termination of Employment. The Committee will determine the terms and conditions that apply to any award upon the termination of employment with us, our subsidiaries and affiliates, and provide the terms in the applicable award agreement or in our rules or regulations.

Change in Control. The Committee may specify in the applicable award agreement at or after grant, or otherwise by resolution prior to a Change in Control (as defined in the 2008 Plan), that all or a portion of the outstanding awards under the 2008 Plan will vest, become immediately exercisable or payable and have all restrictions lifted upon a Change in Control.

Amendment and Termination. Our Board may amend, alter, suspend, discontinue or terminate the 2008 Plan or any portion of the 2008 Plan at any time, provided that none of these amendments, alterations, suspensions, discontinuations or terminations will be made without shareholder approval if (a) approval is necessary to comply with any tax or regulatory requirement for which or with which our Board deems it necessary or desirable to comply or (b) if the amendment, alteration, suspension, discontinuation or termination constitutes a material revision to the 2008 Plan. Among other things, a material revision includes: (i) a material increase in the number of shares subject to the 2008 Plan (other than the Share Increase, as defined in the 2008 Plan, (ii) an expansion of the types of awards under the Plan; (iii) a material expansion of the class of employees, trustees or other participants eligible to participate in the 2008 Plan; (iv) a material extension of the term of the 2008 Plan; (v) a material change to the method of determining option price under the 2008 Plan; and (vi) an amendment to the section regarding the pricing of options.

A material revision does not include any revision that curtails rather than expands the scope of the 2008 Plan. Subject to certain restrictions in the 2008 Plan, the Committee may waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate any award, either prospectively or retroactively. The Committee does not have the power, however, to amend the terms of previously granted options to reduce the exercise price per share subject to those options or to cancel those options and grant substitute options with a lower exercise price per share than the cancelled options. The Committee also may not materially and adversely affect the rights of any award holder without the award holder’s consent.

Other Terms of Awards. We may take action, including the withholding of amounts from any award made under the 2008 Plan, to satisfy withholding and other tax obligations. The Compensation Committee may provide for additional cash payments to participants to defray any tax arising from the grant, vesting, exercise or payment of any award.

Shares Authorized. The following table provides information regarding our equity compensation plans as of March 31, 2010:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	____ (1)	____	2,164,444	(2)
Equity compensation plans not approved by security holders	____	____	____	(3)
Total	____	____	2,164,444
_______________

(1)	Excludes 1,160,687 common shares subject to outstanding restricted common share units granted pursuant to our 2008 Long-Term Equity Incentive Plan.
(2)
Pursuant to our 2008 Plan, the maximum aggregate number of common shares that may be issued under the 2008 Plan will be increased upon each issuance of common shares by us (including issuances pursuant to the 2008 Plan) so that at any time the maximum number of shares that may be issued under the 2008 Plan shall equal 12.5% of the aggregate number of our common shares and OP units issued and outstanding (other than OP units issued to or held by the Company).

(3)	Excludes 25,000 restricted common shares issued to trustees outside the 2008 Plan.

Employment Agreements

We have not entered into employment agreements with any of our executive officers. However, the 2008 Plan provides for certain vesting in the event of a change in control. The following summarizes the compensation payable to each Named Executive Officer in the event of a termination of the executive’s employment.

Payments Made Upon Any Termination. In all events, we are obligated to pay all salary and benefits accrued to the executive through and including the date of termination.

Payments Made Upon Death or Disability. In the event of the employee’s death or disability, any unvested restricted common shares or unvested restricted common share units shall immediately vest.

Award Vesting Acceleration. In the event of a Change in Control, as defined below, any unvested restricted common shares or restricted common share units granted pursuant to the 2008 Plan will automatically vest prior to the consummation of such Change in Control. In addition, if there are any restricted common share units which have been allocated but not yet granted and the employee remains employed with the acquiring or successor entity, then the employee must receive an award of a comparable value covering shares of a successor corporation.

Change in Control means, unless otherwise defined in the applicable award agreement, any of the following events:

1.
any person or entity, including a “group” as defined in Section 13(d)(3) of the Exchange Act, other than us or one of our wholly-owned subsidiaries or any employee benefit plan of us or any of our Subsidiaries, becomes the beneficial owner of our securities having 35% or more of the combined voting power of our then outstanding securities that may be cast for the election of our trustees (other than as a result of an issuance of securities initiated by us in the ordinary course of business);

2.
as the result of, or in connection with, any cash tender or exchange offer, merger or other business combination or contested election, or any combination of the foregoing transactions, less than a majority of the combined voting power of our then outstanding securities or any successor company or entity entitled to vote generally in the election of our trustees or such other corporation or entity after such transaction is held in the aggregate by our security holders entitled to vote generally in the election of our trustees immediately prior to such transaction;

3.
during any period of two (2) consecutive years, individuals who at the beginning of any such period constitute our Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election by our shareholders, of each of our trustees first elected during such period was approved by a vote of at least two-thirds (2/3rds) of our trustees then still in office who were (a) our trustees at the beginning of any such period, and (b) not initially (1) appointed or elected to office as result of either an actual or threatened election and/or proxy contest by or on behalf of a person other than our Board, or (2) designated by a person who has entered into an agreement with us to effect a transaction described in (1) or (2) above or (4) or (5) below;

4.	our complete liquidation or dissolution;

5.	the sale or other disposition of all or substantially all of our assets to any person (other than a transfer to a subsidiary); or

6.
with respect to award agreements for James C. Mastandrea, as Chairman and Chief Executive Officer, John J. Dee, the Chief Operating Officer, and David K. Holeman, the Chief Financial Officer, only, a termination of our Chief Executive Officer without cause, excluding non-appealable determinations by a court of law for fraud, gross negligence, or willful neglect, which would be considered termination for cause.

2009 Executive Compensation Elements

The year 2009 will be remembered as one of the most difficult years our economy has experienced since the Great Depression. The near collapse of international and our national credit and equity markets in the latter part of 2008 carried over into 2009, resulting in record highs for unemployment, foreclosures, and bank failures not seen since at least the 1970’s or 1980’s. The mantra of real estate companies throughout 2009 was “preserve cash.” Consequently, changes to or increases in any of our compensation programs that involved “cash” were placed “on hold.”

Base Salary. The Named Executive Officers receive a base salary established by an assessment of the responsibilities, skills and experience related to their respective positions, and an evaluation of the base salary of comparable positions in peer companies in the market in general. Other factors considered in base salary determinations are individual performance, the success of each business unit (functional area), the competitiveness of the executive’s total compensation, our ability to pay an appropriate and competitive salary, and grants under our 2008 Plan. In the past, the Named Executive Officers were eligible for annual increases in their base salary as a result of: individual performance; their salary relative to the compensation paid to similarly situated executives in companies comprising the Compensation Peer Group; cost of living considerations; and the time interval and changes in responsibility since the last salary increase. Our Board implemented a salary freeze at the March 2008 salary levels for all employees above the Assistant Vice President level, which includes all of our Named Executive Officers. Because of the difficult economic times during 2009, no employee received an annual raise. Additionally, in October 2009, the Named Executive Officers voluntarily agreed to reductions in their base salaries by 12.5% as part of a corporate realignment program to reduce overhead, which included salary reductions by other employees, eliminating positions, and combining job responsibilities throughout the Company.

Annual Bonus. At this time we do not have an annual incentive plan, though the Committee may adopt one and may, in accordance with that plan, award annual bonuses to an executive for the achievement of specific operating and financial goals by us, the individual’s business unit or functional area, and the individual’s personal achievements and performance. Because of the difficult economic times, no bonuses were paid in 2009.

Long-Term Equity Incentive Compensation. The Committee made initial grants under our 2008 Plan in January 2009. Because the Named Executive Officers’ annual salaries have been below the Committee’s goal of the 50th percentile of the Compensation Peer Group, and because the 2008 Plan had been under discussion, review, and development since 2007, and to provide a meaningful incentive to create value for our shareholders by growing our Company and getting listed on a national securities exchange, the grants from the 2008 Plan are a significant portion of compensation compared to annual cash compensation. The Committee consulted extensively with CEL during 2007 and 2008 and used market information and recommendations from CEL to determine the level of grants for the CEO. A portion of these grants were in recognition of the risk the CEO undertook to internalize the management functions and recruit a staff capable of taking over the responsibilities of a start-up operation quickly and efficiently. These risks included, but were not limited to, integrating a new management team, making a long term commitment to us, accepting below market annual compensation based on his experience and compared to the Compensation Peer Group, leaving behind his family and personal matters, and foregoing other business and financial opportunities to dedicate his efforts to stabilize and grow our Company. Accordingly, the Committee granted Mr. Mastandrea 200,000 restricted common shares and 381,190 restricted common share units. As reflected in the table below, the other Named Executive Officers received grants that were commensurate with the level the CEO received, and their positions and responsibilities within the Company. While the grants may provide significant value for the Named Executive Officers, because the grants are 100% performance contingent, the Named Executive Officers will only receive that value by achieving ever increasing financial goals, listing the Company on a national securities exchange and profitably growing the Company. The Committee believes the Named Executive Officers are truly shoulder-to-shoulder with the shareholders and they are very motivated to achieve above normal results to have the grants vest and the restrictions removed. The first of five goals was achieved in 2009 when the Company recorded FFO of $8.6 million, which is more than double the FFO in 2008. In order for all of the grants to vest, FFO will need to exceed $43 million, an increase of more than ten times the 2008 funds from operations. The following table reflects all of the restricted common shares and restricted common share units granted to the Named Executive Officers in 2009:

Name	Grant Date	Number of Shares(1)	Award Type
James C. Mastandrea	1/2/2009	200,000	Common Share Award
	1/2/2009	381,190	Common Share Unit Award
John J. Dee	1/2/2009	125,000	Common Share Award
	1/2/2009	317,497	Common Share Unit Award

Name	Grant Date	Number of Shares(1)	Award Type
David K. Holeman	1/2/2009	75,000	Common Share Award
	1/2/2009	60,000	Common Share Unit Award
Valarie L. King	1/2/2009	50,000	Common Share Award
	1/2/2009	60,000	Common Share Unit Award
Daniel E. Nixon, Jr.	1/2/2009	50,000	Common Share Award
	1/2/2009	75,000	Common Share Unit Award
___________
(1) The restricted common shares and restricted common share units will vest as follows:

(a) 10% of these shares vest when our annual FFO increased 72% from our 2008 level. This target was achieved in 2009, and such awards vested as of March 25, 2010.

(b) 20% of these shares vest when our annual FFO increases 162% from our 2008 level.

(c) 20% of these shares vest when our annual FFO increases 332% from our 2008 level.

(d) 25% of these shares vest when our annual FFO increases 581% from our 2008 level.

(e) 25% of these shares vest when our annual FFO increases 915% from our 2008 level.

FFO is defined as the annual audited FFO as it appears in our annual report on Form 10-K.

Perquisites and Other Personal Benefits. We provide the Named Executive Officers with benefits and other personal perquisites that we deem reasonable and consistent with our overall compensation program. Such benefits enable us to attract and retain superior employees for key positions. The Committee periodically reviews our overall compensation program and specific perquisites provided to the Named Executive Officers.

Three of the Named Executive Officers (James C. Mastandrea, John J. Dee, and Daniel E. Nixon, Jr.) have relocated to the Houston area. We have agreed to pay for all reasonable relocation costs including, but not limited to, temporary living expenses, all costs associated with moving household items and personal cars, necessary roundtrip air travel, the costs associated with selling homes, including the cost of preparing the houses for sale, sales consultation costs, reimbursement of realtor’s commission upon sale, and other selling costs. The Committee is evaluating alternatives for the sale of Mr. Nixon’s home. We have contracted with a professional relocation firm based on a review and recommendation of the Committee to assist with the marketing and sale of Mr. Mastandrea’s home.  Since the engagement of the relocation firm, no offers on the home have been received.  On July 9, 2010, upon the unanimous recommendation of Whitestone’s Committee, Whitestone entered into an arrangement with Mr. Mastandrea with respect to the disposition of his home. Under the relocation arrangement, Whitestone will pay Mr. Mastandrea the shortfall, if any, in the amount realized from the sale of the Cleveland residence, below $2,450,000, not to exceed $700,000, plus tax on the amount of such payment at the maximum federal income tax rate. The first $450,000 plus the tax on that amount will be paid in cash. Any amount payable in excess of $450,000 will be paid in common shares at the market value of the shares, as determined in the reasonable judgment of Whitestone’s Board, as of the time of the sale of the residence. The common shares payable to Mr. Mastandrea, if any, will be delivered over four consecutive quarters in equal installments. In addition, the arrangement requires Whitestone to continue paying the previously agreed upon cost of housing expenses for the Mastandrea family in Houston, Texas for a period of one year following the date of sale of the residence. See “Certain Relationships and Related Transactions – Executive Relocation.”

Analysis of Risk in Compensation Structure

Our Board has considered the current risk profile of our executive and broad-based compensation programs and noted numerous ways in which risk is effectively managed or mitigated, including the balanced mix between short-term and long-term incentives, caps on incentives, use of multiple performance measures, discretion on individual awards, long-term incentives and the use of stock ownership guidelines. Based on these mitigating risks, we do not believe that our officers are encouraged to take excessive or unnecessary risk, and we do not believe that our compensation policies and practices for employees generally are reasonably likely to have a material adverse effect on us.

Executive Compensation

Summary Compensation Table

The table below summarizes the total compensation paid or earned to each of the Named Executive Officers in 2007, 2008 and 2009. No bonus or salary increases have occurred since March 2008. Additionally in October 2009, the Named Executive Officers voluntarily agreed to reductions in their base salaries by 12.5% as part of a corporate realignment program to reduce overhead and other operating expenses.

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	All Other Compensation		Total
James C. Mastandrea Chairman & Chief Executive Officer	2009	$291,346	$-	$2,402,196	$66,137	(4)	$2,759,679
	2008	284,616	75,000	-	89,130	(5)	448,746
	2007	200,000	-	-	51,541	(6)	251,541

John J. Dee Chief Operating Officer	2009	194,281	-	1,795,481	44,493	(7)	2,034,255
	2008	193,846	50,000	-	40,509	(8)	284,355
	2007	160,000	-	-	26,994	(9)	186,994

David K. Holeman Chief Financial Officer	2009	172,674	-	593,010	3,472	(10)	769,156
	2008	176,703	5,000	-	4,676	(11)	186,379
	2007	170,000	-	-	2,550	(12)	172,550

Valarie L. King SVP – Property Management	2009	101,000	-	469,560	1,440	(13)	572,000
	2008	103,395	10,000	-	3,402	(14)	116,787
	2007	100,375	-	-	1,500	(15)	101,875

Daniel E. Nixon, Jr. SVP – Leasing and Redevelopment	2009	176,944	-	525,225	11,073	(16)	713,242
	2008	175,000	5,396	-	26,324	(17)	206,720
	2007	77,085	10,000	-	11,073	(18)	98,158
__________
(1)           Base salary paid in 2009, 2008 and 2007.
(2)	Discretionary bonuses for 2009, 2008 and 2007. Bonuses paid were based on prior year performance and to make up for below-market base salary levels.
(3)
Represents the grant date fair value of restricted common shares and restricted common share units with a 2009 grant date and do not necessarily reflect compensation actually received by the named executive officers in 2009.  The grant date fair values were calculated in accordance with Accounting Standards Codification (“ASC”) 718, “Compensation-Stock Compensation”. For further discussion see Note 13 to Whitestone’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009.

(4)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing cost of $31,244, (c) matching contributions under our 401(k) plan of $5,885, (d) health insurance, and (e) relocation related travel.

(5)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing cost of $37,354, (c) matching contributions under our 401(k) plan of $10,173, (d) health insurance, and (e) relocation related travel of $25,825.

(6)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $3,000, (d) health insurance, and (e) relocation related travel.

(7)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs of $30,000, (c) matching contributions under our 401(k) plan of $3,923, (d) health insurance, and (e) relocation related travel.

(8)
Represents (a) the incremental cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $7,750, (d) health insurance, and (e) relocation related travel.

(9)
Represents (a) the cost of a Whitestone automobile not used exclusively for business purposes, (b) housing costs, (c) matching contributions under our 401(k) plan of $2,400, and (d) relocation related travel.

(10)           Represents matching contributions under our 401(k) plan of $3,427.
(11)           Represents matching contributions under our 401(k) plan of $4,676.
(12)           Represents matching contributions under our 401(k) plan of $2,550.
(13)           Represents matching contributions under our 401(k) plan of $1,440.
(14)           Represents matching contributions under our 401(k) plan of $3,402.
(15)           Represents matching contributions under our 401(k) plan of $1,500.
(16)	Represents (a) auto allowance, (b) matching contributions under our 401(k) plan of $3,433, and (c) relocation related travel.
(17)	Represents (a) auto allowance, (b) temporary housing costs, (c) matching contributions under our 401(k) plan of $4,038, (d) health insurance and (e) relocation related travel.
(18)	Represents (a) auto allowance, (b) temporary housing costs, (c) health insurance and (d) relocation related travel.

Grants of Plan Based Awards

The following table sets forth certain information with respect to shares granted during the year ended December 31, 2009 for each named officer.

		Estimated Future Payouts Under Equity Incentive Plan Awards(1)
Name	Grant Date	Threshold	Target	Maximum	Grant Date Fair Value of Share Awards(2)
James C. Mastandrea	1/2/2009	58,119	174,357	581,190	$2,402,196
John J. Dee	1/2/2009	44,250	132,749	442,497	1,795,481
David K. Holeman	1/2/2009	13,500	40,500	135,000	593,010
Valarie L. King	1/2/2009	11,000	33,000	110,000	469,560
Daniel E. Nixon, Jr.	1/2/2009	12,500	37,500	125,000	525,225
________
(1)	For details regarding the equity incentive awards, see “2009 Executive Compensation Elements—Long- Term Equity Incentive Compensation” above.
(2)
Amount represents the grant date fair value of share awards measured in accordance with FASB ASC Topic 718, utilizing the assumptions discussed in Note 13 to Whitestone’s audited financial statements included in the Annual Report on Form 10-K for the year ended December 31, 2009.

Outstanding Equity Awards at Fiscal Year End 2009

The following table sets forth certain information with respect to the market value as of December 31, 2009 of all unvested share and unit awards held by each Named Executive Officer as of December 31, 2009.

	Share Awards
Name	Equity Incentive Plan Awards Number of Unearned Shares or Units that Have Not Vested(2)(3)	Equity Incentive Plan Awards Market Value of Unearned Shares or Units that Have Not Vested(1)
James C. Mastandrea	174,357	$720,659
John J. Dee	132,749	538,644

David K. Holeman	40,500	177,903
Valarie L. King	33,000	140,868
Daniel E. Nixon, Jr.	37,500	157,568
______________
(1)	Our common shares are currently not listed on a national securities exchange. The market value is based on observable market transactions.
(2)	For details regarding the vesting schedule of these shares, see “2009 Executive Compensation Elements-Long Term Equity Incentive Compensation” above.
(3)
Reflects shares and units that will vest at the target performance goal, or 30% of the total award.  The threshold performance goal, or 10% of the total award, vested on March 25, 2010 based on 2009 performance.

2009 Option Exercises and Shares Vested

We have not granted any stock options to the employees, and no shares or units held by Named Executive Officers vested during the year ended December 31, 2009.

Compensation of Trustees

Cash Compensation

We pay our non-employee trustees an annual fee of $10,000 and $1,000 for each in-person Board meeting and $500 for each telephonic Board meeting they attend. Trustees do not receive additional compensation for committee meetings. Non-employee trustees also are reimbursed for out-of-pocket expenses incurred to attend Board meetings.

Equity Awards

On March 25, 2009, each of our five independent trustees were granted 5,000 restricted common shares which vest in equal installments in 2010, 2011, and 2012.

2009 Trustee Compensation

The table below summarizes the compensation we paid to each non-employee trustee in 2009. No employee who serves as a trustee is paid for those services.

Name(1)	Fees Earned or Paid in Cash	Share Awards(2)	Total(3)
Daryl J. Carter	$14,500	$24,690	$39,190
Daniel G. DeVos	14,500	24,690	39,190
Donald F. Keating	14,000	24,690	38,690
Jack L. Mahaffey	14,500	24,690	39,190
Chris A. Minton(4)	14,500	24,690	39,190
____________
(1)
James C. Mastandrea, our Chairman of the Board and Chief Executive Officer, is not included in the table as he is an employee and thus receives no compensation for his services as a trustee. The compensation received by Mr. Mastandrea as an employee is shown in the Summary Compensation Table.

(2)
Represents the grant date fair value of restricted common shares and restricted common share units with a 2009 grant date and do not necessarily reflect compensation actually received by the trustees in 2009. The grant date fair values were calculated in accordance with Accounting Standards Codification (“ASC”) 718, “Compensation-Stock Compensation.”  For further discussion see Note 13 to our audited financial statements for the year ended December 31, 2009.

(3)	We do not have a pension plan or non-qualified deferred compensation plan.

(4)	Mr. Minton’s term as trustee ended on June 3, 2010.

Compensation Committee Interlocks and Insider Participation

Whitestone’s Compensation Committee is comprised of Messrs. DeVos, Keating, and Mahaffey. None of the members of Whitestone’s Compensation Committee during 2009 is or has served as an officer or employee for Whitestone or the Operating Partnership and none of Whitestone’s executive officers has served on the board of directors or compensation committee of any company whose executive officers served on Whitestone’s Compensation Committee or its Board.

Item 7.  Certain Relationships and Related Transactions, and Trustee Independence.

Executive Relocation

On July 9, 2010, upon the unanimous recommendation of Whitestone’s Compensation Committee, Whitestone entered into an arrangement with Mr. Mastandrea with respect to the disposition of his residence in Cleveland, Ohio. Mr. Mastandrea listed the residence in the second half of 2007 and has had no offers. In the meantime, Mr. Mastandrea has continued to pay for security, taxes, insurance and maintenance expenses related to the residence. In May 2010 Whitestone engaged a professional relocation firm to market the home and assist in moving the Mastandrea family to Houston. Since the engagement of the relocation firm, no offers on the home have been received. Under the relocation arrangement, Whitestone will pay Mr. Mastandrea the shortfall, if any, in the amount realized from the sale of the Cleveland residence, below $2,450,000, not to exceed $700,000, plus tax on the amount of such payment at the maximum federal income tax rate. The first $450,000 plus the tax on that amount will be paid in cash. Any amount payable in excess of $450,000 will be paid in common shares at the market value of the shares, as determined in the reasonable judgment of Whitestone’s Board, as of the time of the sale of the residence. The common shares payable to Mr. Mastandrea, if any, will be delivered over four consecutive quarters in equal installments. In addition, the arrangement requires Whitestone to continue paying the previously agreed upon cost of housing expenses for the Mastandrea family in Houston, Texas for a period of one year following the date of sale of the residence. Whitestone has previously agreed to reimburse Mr. Mastandrea for out of pocket moving costs including packing, temporary storage, transportation and moving supplies. See “2009 Executive Compensation Elements—Perquisites and Other Personal Benefits.”

Spoerlein Commons Acquisition

On January 16, 2009 we acquired Spoerlein Commons, a property located in Buffalo Grove, Illinois.  We acquired Spoerlein Commons pursuant to the terms and conditions of the purchase, sale and contribution agreement dated December 18, 2008, between us and Bank One Chicago, NA as trustee under a trust agreement dated January 29, 1986 (“Seller”).  Midwest is the sole beneficiary of the Seller under the Trust Agreement.

An independent appraiser valued Spoerlein Commons for $9.6 million.  In exchange for this property, we paid the Seller $5.5 million, received credit for net prorations of $0.3 million and issued 703,912 OP units, valued at $5.15 per unit by the independent appraiser, or an aggregate of $3,6 million, for a total purchase price of $9.4 million.

Midwest, the sole beneficiary of the Seller, was entitled to all earnings and proceeds from the sale of Spoerlein Commons.  James C. Mastandrea, Whitestone’s Chairman, President and Chief Executive Officer, is the controlling limited partner in Midwest.  Because of Mr. Mastandrea’s relationship with Whitestone, a special committee of the independent trustees determined the terms of the transaction, which included the use of an independent appraiser to value Spoerlein Commons.

Our OP units were issued in reliance on the exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended. The issuance was not effected using any form of general advertising or general solicitation, and the issuance was made to a qualified investor.

The OP units received by Midwest are convertible on a one-for-one basis into cash or, at Whitestone’s option, Whitestone’s common shares at any time after July 1, 2009 in accordance with the terms of the partnership agreement.  The Seller was not entitled to any distributions with respect to the OP units prior to June 30, 2009.

Settlement between Whitestone REIT and its Former CEO

On May 30, 2008, Whitestone and its former CEO and external advisor entered into a settlement agreement and mutual release bringing resolution to two lawsuits between the parties. Both suits, one of which was pending in Federal Court in Houston and the other suit pending in Harris County District Court, were filed in the fall of 2006.

The settlement agreement provided for, among other things:

• the transfer of two properties known as Garden Oaks and Northeast Square, which had a net book value of approximately $7.8 million as of May 30, 2008, from Whitestone to its former CEO;

• the transfer of 293,961.54 of Whitestone’s common shares and 1,068,451.271 of our OP units from Whitestone’s former CEO to Whitestone; and

• a five-year standstill agreement, wherein, among other things, neither party will acquire or invest in the voting securities of the other party, enter into a merger or combination transaction involving the other party or seek to control, change or influence the management, board or policies of the other party, propose a plan of liquidation, dissolution, recapitalization or sale of the other party, or participate in any solicitation or proxies of voting securities of the other party.

The mutual release provided for, among other things:

• the dismissal of the lawsuits, with prejudice;
• the mutual release of the parties and their affiliates; and
• the retraction of all statements and proxy filings filed by Whitestone’s former CEO with the SEC.

We recorded a gain on this transaction of approximately $3.6 million in the second quarter of 2008.

Conflicts of Interest

Under Whitestone’s Declaration of Trust, Whitestone may enter into any contract or transaction with its trustees, officers, employees or agents (or any affiliated person), provided that in the case of any contract or transaction in which any of its trustees, officers, employees or agents (or any affiliated person) have a material financial interest, (1) the fact of the interest is disclosed or known to the following: (a) the Board of Trustees, and the Board of Trustees shall approve or ratify the contract or transaction by the affirmative vote of a majority of disinterested trustees, even if the disinterested trustees constitute less than a quorum, or (b) the shareholders entitled to vote, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the shareholders entitled to vote other than the votes of shares owned of record or beneficially by the interested party; or (2) the contract or transaction is fair and reasonable to Whitestone, and by implication, us.

Whitestone’s Bylaws also provide that any of its trustees or officers, in a personal capacity or in a capacity as an affiliate, employee or agent of any other person, or otherwise, may have business interests and engage in business activities similar (and even competitive) to or in addition to those relating to our business. Whitestone’s independent trustees review these matters annually to determine if there are any potential conflicts of interest.

Item 8.  Legal Proceedings.

We are a participant in various legal proceedings and claims that arise in the ordinary course of our business.  These matters are generally covered by insurance.  While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material effect on our financial position, results of operations or cash flows.

Item 9.  Market Price of and Distributions on the Operating Partnership’s OP Units and Related Partner Matters.

Market Information

 There is no established trading market for our OP units. As of July 17, 2010, we had 15,542,408 OP units outstanding held by a total of approximately 1,400 limited partners.

As of December 31, 2009, there were no outstanding options, warrants to purchase our OP units or securities convertible into our OP units. In addition, as of December 31, 2009, there were no OP units that could be sold pursuant to Rule 144 under the Securities Act or that we have agreed to register under the Securities Act for sale by our participants and there were no OP units that were being, or were publicly proposed to be, publicly offered by us.

Distributions

Distributions are generally not taxable to our partners; however, our partners generally must recognize their allocable share of our income, gain, deduction and loss in computing their federal income tax liabilities.  For a discussion of our cash flow as compared to distributions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources.”

We declared the following distributions to our holders of OP units with respect to 2007, 2008, 2009 and the six months ended June 30, 2010:

Distributions Per OP Unit
2007
First Quarter	$0.1500
Second Quarter	0.1500
Third Quarter	0.1500
Fourth Quarter	0.1500

2008
First Quarter	$0.1500
Second Quarter	0.1500
Third Quarter	0.1125
Fourth Quarter	0.1125

2009
First Quarter	$0.1125
Second Quarter	0.1125
Third Quarter	0.1125
Fourth Quarter	0.1125

2010
First Quarter	$0.1125
Second Quarter	0.0950

Effective with the quarterly dividend declared for the third quarter 2008, we lowered our quarterly distribution rate to $0.1125 per OP unit from $0.1500 per OP unit in the prior quarter. Effective with the second quarter of 2010, we lowered our quarterly distribution rate to $0.0950 per OP unit.

We typically declare our distributions quarterly and pay our distributions in three equal monthly installments. For the second quarter 2010, we declared a distribution per OP unit of $0.0950, which was or will be paid as follows: $0.03167 on July 8, 2010, $0.03167 on August 6, 2010 and $0.03167 on September 7, 2010. This represents a decrease from the quarterly distribution rate of $0.1125 per OP unit declared since the third quarter 2008.

Equity Compensation Plan

Under Whitestone’s 2008 Long-Term Equity Incentive Plan, or the 2008 Plan, awards may be made in Whitestone’s common shares or our OP units, which may be redeemed for cash, or, at Whitestone’s option, converted into Whitestone’s common shares. The 2008 Plan initially authorized awards in respect of an aggregate of 2,063,885 of Whitestone’s common shares. The maximum aggregate number of common shares that may be issued under the 2008 Plan is increased upon each issuance of common shares by Whitestone (including issuances pursuant to the 2008 Plan) so that at any time the maximum number of common shares that may be issued under the 2008 Plan will equal 12.5% of the aggregate number of Whitestone’s common shares and our OP units issued and outstanding (other than units issued to or held by Whitestone).

The following table provides information regarding Whitestone’s equity compensation plans as of March 31, 2010:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	____ (1)	____	2,164,444	(2)
Equity compensation plans not approved by security holders	____	____	____	(3)
Total	____	____	2,164,444
_______________

(1)	Excludes 1,160,687 common shares subject to outstanding restricted common share units granted pursuant to Whitestone’s 2008 Long-Term Equity Incentive Plan.
(2)
Pursuant to Whitestone’s 2008 Plan, the maximum aggregate number of common shares that may be issued under the 2008 Plan will be increased upon each issuance of common shares by Whitestone (including issuances pursuant to the 2008 Plan) so that at any time the maximum number of shares that may be issued under the 2008 Plan shall equal 12.5% of the aggregate number of Whitestone’s common shares and our OP units issued and outstanding (other than OP units issued to or held by Whitestone).

(3)	Excludes 25,000 restricted common shares issued to Whitestone’s trustees outside the 2008 Plan.

Item 10.  Recent Sales of Unregistered Securities.

Equity Compensation Plan Information

Please refer to Item 6 of this Form for information concerning securities issued under Whitestone’s Equity Compensation Plan.

Item 11.  Description of Registrant’s Securities to be Registered.

The material terms and provisions of the Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. which we refer to as the “partnership agreement” are summarized below. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this Report is a part.

General

The Operating Partnership was formed in December 1998 to acquire, own and operate properties on Whitestone’s behalf. As a result of this structure, Whitestone is considered to be an umbrella partnership real estate investment trust, or UPREIT. An UPREIT is a structure REITs often use to acquire real property from owners on a tax deferred basis (the sellers can generally accept partnership units and defer taxable gain otherwise required to be recognized by them upon the disposition of their properties). Such owners may also desire to achieve diversity in their investment and other benefits afforded to shareholders in a REIT. For purposes of satisfying the asset and income tests for qualification as a REIT for tax purposes, the REIT’s proportionate share of the assets and income of the Operating Partnership will be deemed to be assets and income of the REIT.

We hold substantially all of Whitestone’s assets and we expect that additional investments will also be held in this manner. Whitestone is our sole general partner.

Management of Our Operating Partnership

As our sole general partner, Whitestone generally has complete and exclusive discretion to manage and control our business and to make all decisions affecting our assets. This authority generally includes, among other things, the authority to:

•	operate our business;

•	prepare applications for rezoning and objections to rezoning of other property;

•	improve, renovate and perform construction activities with regard to the properties owned by the Operating Partnership;

•	procure and maintain insurance;

•	acquire and own real, personal and mixed property of the Operating Partnership in the name of the Operating Partnership or in the name of a nominee;

•	negotiate, execute and deliver agreements on behalf of and in the name of the Operating Partnership;

•	borrow money on a secured or unsecured basis;

•	coordinate all accounting and clerical functions of the Operating Partnership;

•
acquire any assets, and encumber, sell, assign, transfer, ground lease or otherwise dispose of any or all of the assets of the Operating Partnership, or any part thereof or interest therein including, without limitation, by way of any OP unit dividend, split, recapitalization, merger, consolidation, combination, exchange of OP units or other similar Operating Partnership organizational change; and

•	organize one or more partnerships, corporations, limited liability companies or other business entities which are controlled, directly or indirectly, by the Operating Partnership.

The Operating Partnership will pay all the administrative and operating costs and expenses we incur in acquiring and operating real properties. The Operating Partnership also will pay all of Whitestone’s administrative costs and expenses and such expenses will be treated as expenses of the Operating Partnership. Such expenses will include:

•	all expenses relating to Whitestone’s formation and continuity of existence, including compensation paid to Whitestone’s trustees and officers;

•	all expenses relating to any public offering and registration of Whitestone’s securities;

•	all expenses associated with the preparation and filing of Whitestone’s periodic reports under federal, state or local laws or regulations;

•	all expenses associated with Whitestone’s compliance with applicable laws, rules and regulations; and

•	all of Whitestone’s other operating or administrative costs incurred in the ordinary course of business.

The only costs and expenses Whitestone may incur for which Whitestone will not be reimbursed by the Operating Partnership will be costs and expenses relating to properties Whitestone may own outside of the Operating Partnership.

Transferability of Interests

Whitestone is generally not allowed to withdraw as the general partner of the Operating Partnership or transfer its general partnership interest in the Operating Partnership (except to an affiliate of Whitestone) without the consent of limited partners holding not less than a majority of the issued and outstanding OP units held by all limited partners. The principal exception to this is if Whitestone transfers its general partnership interest in connection with a recapitalization of the Operating Partnership and either (1) such recapitalization has been approved by the consent of limited partners holding not less than a majority of the issued and outstanding OP units held by all limited partners or (2) an appropriate adjustment to the number of units held by each limited partner is made in accordance with the terms of the partnership agreement. The limited partners have no right to remove Whitestone as general partner.

Amendment to the Partnership Agreement

By its execution of the partnership agreement, each limited partner grants to Whitestone the power to amend the partnership agreement other than any amendment:

•
to enlarge the obligation of any partner to make contributions to the capital of the Operating Partnership, which requires Whitestone’s consent and the consent of any partner affected by such amendment;

•
to modify the allocation of profits or losses or distributions among partners except as may be otherwise permitted under the partnership agreement, which requires Whitestone’s consent and the consent of the holders of not less than 67% of the issued and outstanding OP units held by all limited partners;

•
to amend the transferability provisions contained in the partnership agreement, the provision regarding the limitations on the power and authority of the General Partner and certain provisions regarding the organization and name of the Operating Partnership, which requires Whitestone’s consent and the consent of the holders of not less than 67% of the issued and outstanding OP units held by all limited partners; or

•	the amendment provisions contained in the partnership agreement, which requires our consent and the consent of all of the limited partners.

Redemption Rights

The limited partners of the Operating Partnership have the right to cause the Operating Partnership to redeem all or a portion of their OP units for cash equal to the value of an equivalent number of Whitestone’s common shares, or, at Whitestone’s option, Whitestone may purchase their OP units for cash or by issuing one of its common shares for each OP unit redeemed. These exchange rights may not be exercised, however, if and to the extent that the delivery of shares upon such exercise would:

•	result in Whitestone’s shares being beneficially owned by fewer than 100 persons;

•	result in any person owning more than 9.8% by value or number of shares, whichever is more restrictive, of Whitestone’s outstanding common shares (unless exempted by Whitestone’s Board);

•
result in Whitestone being “closely held” within the meaning of Section 856(h) of the Code or otherwise cause Whitestone to fail to qualify as a REIT under the Code; (including by causing Whitestone to own 10% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code);

•
cause the acquisition of Whitestone’s shares to be “integrated” with any other distribution of interests in Whitestone for purposes of complying with the registration provisions of the Securities Act; or

•	cause the Operating Partnership to be terminated as a partnership under Section 708 of the Code.

Issuance of Additional Units, Common Shares or Convertible Securities

Our General Partner may cause the Operating Partnership to issue additional units as follows:

•	to Whitestone upon Whitestone’s issuance of additional common shares and the contribution of the net proceeds thereof as a capital contribution to the partnership;

•	upon exercise of conversion rights to holders of preference units that are convertible into OP units;

•	to Whitestone or limited partners holding OP units if and to the extent of such partner’s participation in any reinvestment program as defined in the partnership agreement;

•
preference units to Whitestone upon Whitestone’s issuance of debt or equity securities other than common shares and the contribution of the net proceeds thereof as a capital contribution to the partnership; and

•	at Whitestone’s discretion, OP units or preference units to existing or newly admitted partners in exchange for the contribution by a partner of capital contributions to the partnership.

Allocations of Net Income and Net Losses to Partners

The partnership agreement provides that taxable income is allocated to the partners of the Operating Partnership in accordance with their relative percentage interests. Subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and corresponding Treasury Regulations, the effect of these allocations generally will be that a holder of one OP unit will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of Whitestone’s common shares. Losses, if any, generally will be allocated among the partners in accordance with their respective percentage interests in the Operating Partnership. Losses cannot be passed through to Whitestone’s shareholders.

Operations and Distributions

The partnership agreement provides that, so long as Whitestone remains qualified as a REIT for federal income tax purposes, the Operating Partnership is to be operated in a manner that will enable Whitestone to qualify as a REIT for federal income tax purposes. As the general partner of the Operating Partnership, Whitestone is also empowered to take steps to ensure that the Operating Partnership will not be classified as a “publicly traded partnership” for purposes of Section 7704 of the Code. Classification as a publicly traded partnership could result in the Operating Partnership being treated as a corporation, rather than as a partnership, for federal income tax purposes. If the Operating Partnership were treated as an association taxable as a corporation for federal income tax purposes, Whitestone would fail to qualify as a REIT for federal income tax purposes. The partnership agreement also provides that the Operating Partnership will distribute cash flow from operations to its partners in accordance with their relative percentage interests on at least an annual basis in amounts that Whitestone, as general partner, determines.

If the Operating Partnership liquidates, debts and other obligations must be satisfied before the partners may receive any distributions. Any distributions to partners then will be made to partners in accordance with their respective positive capital account balances.

Term

The Operating Partnership will continue until December 31, 2046, or until sooner dissolved upon:

•	the sale of all or substantially all the assets of the partnership;

•	the agreement of those partners holding at least 67% of the OP units; or

•	the bankruptcy of Whitestone or the Operating Partnership.

Management Indemnification and Limitation of Liability

The Operating Partnership will indemnify Whitestone and its trustees and officers from any liability, loss, cost or damage incurred by Whitestone and its trustees and officers by reason of anything done or refrained from in connection with the Operating Partnership, except for any liability, loss, cost or damage incurred as a result of fraud, willful misconduct or gross negligence. In addition, the partnership agreement expressly limits Whitestone’s liability by providing that Whitestone shall not be liable or accountable to the Operating Partnership for anything in the absence of fraud, willful misconduct, or gross negligence and breaches of the partnership agreement, and Whitestone shall not be liable to the Operating Partnership for money damages except (1) for active and deliberate dishonesty established by a final judgment, order or decree of a court of competent jurisdiction, or (2) if the indemnified party received an improper personal benefit in money, property or services.

Item 12.  Indemnification of Trustees and Executive Officers.

Our limited partnership agreement provides that we will indemnify Whitestone’s trustees and officers from any liability, loss, cost or damage incurred by Whitestone and its trustees and officers by reason of anything done or refrained from in connection with the Operating Partnership, except for any liability, loss, cost or damage incurred as a result of fraud, willful misconduct or gross negligence. In addition, our Agreement provides that Whitestone shall not be liable or accountable to the Operating Partnership for anything in the absence of fraud, willful misconduct, or gross negligence and breaches of the partnership agreement, and limits the Operating Partnership’s liability to Whitestone by providing that Whitestone shall not be liable to the Operating Partnership for money damages except (1) for active and deliberate dishonesty established by a final judgment, order or decree of a court of competent jurisdiction, or (2) if the indemnified party received an improper personal benefit in money, property or services.  No limited partner will be personally liable with respect to any claim for indemnification by Whitestone, and any such claims will be satisfied solely out of our assets.

Whitestone’s Declaration of Trust provides that its trustees and officers shall be indemnified to the maximum extent permitted by Maryland law.  Maryland law permits Whitestone to include in its Declaration of Trust a provision limiting the liability of its trustees and officers to us, our limited partners and Whitestone’s shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and that is material to the cause of action. Whitestone’s Declaration of Trust contains a provision that eliminates its trustees’ and officers’ liability to the maximum extent permitted by Maryland law. Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted for directors and officers of Maryland corporations. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Whitestone’s Declaration of Trust authorizes Whitestone, to the maximum extent permitted by Maryland law, to obligate itself to indemnify any present or former trustee or officer or any individual who, while a trustee or officer and at Whitestone’s request, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise as a trustee, director, officer, partner, employee or agent, against any claim or liability arising from that status and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Whitestone’s Bylaws obligate it to provide such indemnification and advance of expenses. Whitestone’s Declaration of Trust and Bylaws also permit it to indemnify and advance expenses to any person who served Whitestone’s predecessor in any of the capacities described above and any employee or agent of Whitestone or its predecessor.

Item 13.  Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements	F-19

Schedule II – Valuation and Qualifying Accounts	F-32

Schedule III – Real Estate and Accumulated Depreciation	F-33

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

PART I. FINANCIAL INFORMATION
Item 1.  Financial Statements

Whitestone REIT Operating Partnership, L.P. and Subsidiaries CONSOLIDATED BALANCE SHEETS (in thousands, except unit data)
	March 31, 2010	December 31, 2009
	(Unaudited)
ASSETS
Real estate assets, at cost
Property	$193,268	$192,832
Accumulated depreciation	(35,809)	(34,434)
Total real estate assets	157,459	158,398
Cash and cash equivalents	4,762	6,275
Escrows and acquisition deposits	6,108	8,155
Accrued rents and accounts receivable, net of allowance for doubtful accounts	4,470	4,514
Unamortized lease commissions and loan costs	3,750	3,973
Prepaid expenses and other assets	1,038	685
Total assets	$177,587	$182,000
LIABILITIES AND PARTNERS’ CAPITAL
Liabilities:
Notes payable	$101,569	$101,782
Accounts payable and accrued expenses	6,513	9,954
Tenants’ security deposits	1,634	1,630
Distributions payable	596	1,775
Total liabilities	110,312	115,141
Commitments and contingencies:
PARTNERS’ CAPITAL:
General Partner, 10,088,618 and 9,974,824 common units outstanding at March 31, 2010 and December 31, 2009, respectively	44,092	43,590
Limited partners, 5,443,798 common units outstanding as of March 31, 2010 and December 31, 2009	23,183	23,269
Total partners’ capital	67,275	66,859
Total liabilities and partners’ capital	$177,587	$182,000

See accompanying notes to Consolidated Financial Statements

Whitestone REIT Operating Partnership, L.P. and Subsidiaries CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited) (in thousands, except per unit data)
	Three Months Ended March 31,
	2010	2009

Property revenues
Rental revenues	$6,404	$6,505
Other revenues	1,305	1,539
Total property revenues	7,709	8,044

Property expenses
Property operation and maintenance	1,801	2,137
Real estate taxes	1,152	1,049
Total property expenses	2,953	3,186

Other expenses (income)
General and administrative	1,200	1,429
Depreciation and amortization	1,734	1,708
Involuntary conversion	-	241
Interest expense	1,407	1,428
Interest income	(7)	(11)
Total other expense	4,334	4,795

Income from continuing operations before loss on disposal of assets and income taxes	422	63

Provision for income taxes	(54)	(54)
Loss on disposal of assets	(33)	(41)

Net income (loss)	$335	$(32)

Earnings per unit – basic
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)

Earnings per unit – diluted
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)

Weighted average number of units outstanding:
Basic	14,802	14,789
Diluted	14,991	14,789

Distributions declared per unit	$0.1125	$0.1125

See accompanying notes to Consolidated Financial Statements

Whitestone REIT Operating Partnership, L.P. and Subsidiaries CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL (Unaudited) (in thousands, except per unit data)
	General Partner Units	General Partner Unitholders	Limited Partner Units	Limited Partner Unitholders	Limited Partner Unitholders

Balance, December 31, 2009	9,975	$43,590	5,444	$23,269	$66,859

Share-based compensation	114	10	-	-	10

Distributions	-	(331)	-	(204)	(535)

Whitestone’s reclassification of dividend reinvestment plan shares with expired rescission rights to equity from liabilities at $9.50 per share	-	606	-	-	606

Net income	-	217	-	118	335

Balance, March 31, 2010	10,089	$44,092	5,444	$23,183	$67,275

See accompanying notes to Consolidated Financial Statements

Whitestone REIT Operating Partnership, L.P. and Subsidiaries CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (in thousands)
	Three Months Ended March 31,
	2010	2009

Cash flows from operating activities:
Net income (loss)	$335	$(32)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	1,734	1,708
Loss on disposal of assets	33	41
Bad debt expense	29	218
Share-based compensation	71	241
Changes in operating assets and liabilities:
Escrows and acquisition deposits	2,047	2,404
Accrued rent and accounts receivable	15	(364)
Unamortized lease commissions and loan costs	(71)	(88)
Prepaid expenses and other assets	114	(55)
Accounts payable and accrued expenses	(2,837)	(2,838)
Tenants’ security deposits	4	33
Net cash provided by operating activities	1,474	1,268

Cash flows from investing activities:
Acquisitions of real estate	-	(5,619)
Additions to real estate	(499)	(1,249)
Net cash used in investing activities	(499)	(6,868)

Cash flows from financing activities:
Distributions paid	(1,773)	(1,687)
Proceeds from notes payable	-	9,791
Repayments of notes payable	(715)	(423)
Payments of loan origination costs	-	(288)
Net cash provided by (used in) financing activities	(2,488)	7,393

Net increase (decrease) in cash and cash equivalents	(1,513)	1,793
Cash and cash equivalents at beginning of period	6,275	12,989
Cash and cash equivalents at end of period	$4,762	$14,782

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,409	$1,200

Noncash investing and financing activities:
Disposal of fully depreciated real estate	$20	$456
Financed insurance premiums	$502	$579
Acquisition of real estate in exchange for OP units	$-	$3,625

See accompanying notes to Consolidated Financial Statements

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements
(Unaudited)
March 31, 2010

The use of the words “we,” “us,” “our,” or the “Partnership” refers to Whitestone REIT Operating Partnership and our consolidated subsidiaries, except where the context otherwise requires.

1.  Interim Financial Statements

 The consolidated financial statements included in this report are unaudited; however, amounts presented in the consolidated balance sheet as of December 31, 2009 are derived from our audited consolidated financial statements at that date.  The unaudited financial statements as of March 31, 2010 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information on a basis consistent with the annual audited consolidated financial statements and with the instructions to Form 10-Q.

The consolidated financial statements presented herein reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the financial position of the Partnership and our subsidiaries as of March 31, 2010, and the results of operations for the three month periods ended March 31, 2010 and 2009, the consolidated statement of changes in equity for the three month period ended March 31, 2010 and cash flows for the three month periods ended March 31, 2010 and 2009.  All of these adjustments are of a normal recurring nature.  The results of operations for the interim period are not necessarily indicative of the results expected for a full year.  The statements should be read in conjunction with the audited consolidated financial statements and the notes which are included in this Form 10.

Business.  Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, together with its subsidiaries (collectively, the “Partnership”), was formed on December 31, 1998 to conduct substantially all of the operations for its sole general partner, Whitestone REIT (“Whitestone” or the “General Partner”).  Whitestone was formed as a real estate investment trust, pursuant to the Texas Real Estate Investment Trust Act on August 20, 1998.  In July 2004, Whitestone changed its state of organization from Texas to Maryland pursuant to a merger of Whitestone directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each outstanding common share of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity.  As the general partner of the Partnership, Whitestone has the exclusive power to manage and conduct the business of the Partnership, subject to certain customary exceptions.  As of December 31, 2009, 2008 and 2007 we owned and operated 36, 35, and 37 retail, warehouse and office properties in and around Houston, Dallas, San Antonio, Chicago and Phoenix.

2.  Summary of Significant Accounting Policies

Basis of Consolidation.  The accompanying consolidated financial statements include the accounts of the Partnership and it subsidiaries.  All significant inter-company balances have been eliminated.  Capital is allocated between the General Partner and limited partners based on the weighted-average percentage ownership of the Partnership during the year.  Issuance of additional common shares of beneficial interest in Whitestone (“common shares”) and units of limited partnership interest in the Partnership that are convertible into cash or, at Whitestone’s option, common shares on a one for one basis (“OP units”) changes the ownership interests of both the Partnership and Whitestone.

Basis of Accounting.  Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates.   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates that we use include the estimated fair values of properties acquired, the estimated useful lives for depreciable and amortizable assets and costs, the estimated allowance for doubtful accounts and estimates supporting our impairment analysis for the carrying values of our real estate assets.  Actual results could differ from those estimates.

Reclassifications.  We have reclassified certain prior fiscal year amounts in the accompanying consolidated financial statements in order to be consistent with the current fiscal year presentation.  These reclassifications had no effect on net loss or partners’ capital.

Share-Based Compensation.   From time to time, Whitestone awards nonvested restricted common share awards or restricted common share unit awards which may be converted into common shares, to trustees, executive officers and

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(Unaudited)
March 31, 2010

employees under our 2008 Long-Term Equity Incentive Ownership Plan (the “2008 Plan”).  The vast majority of the awarded shares and units vest when certain performance conditions are met.  We recognize compensation expense when achievement of the performance conditions is probable based on Whitestone’s management’s most recent estimates using the fair value of the shares as of the grant date.  For the three months ended March 31, 2010 and 2009, we recognized $0.1 million and $0.2 million in share-based compensation expense, respectively.

Recent Accounting Pronouncements.  In January 2010, the Financial Accounting Standards Board (“FASB”) provided additional disclosure requirements for fair value measurements under Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures” (“ASC 820”).  The new pronouncement requires a reporting entity to disclose the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers.  In addition, the reconciliation for fair value measurements using significant unobservable inputs (Level 3) should present separately information about purchases, sales, issuances and settlements (that is, on a gross basis rather than as one net number).  The Partnership adopted the pronouncement in January 2010, and it did not have a material effect on the Partnership’s financial statements.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) No. 2010-01, “Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash.” This update requires that dividends declared and payable in a combination of stock and cash be included in earnings per share prospectively and not considered a stock dividend for purposes of computing earnings per share.  To date, the Partnership has not declared dividends in this manner so this update has had no impact on the Partnership’s computation of earnings per unit.

Effective January 1, 2010, the Partnership implemented the requirements of ASU No. 2009-17, “Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU No. 2009-17”).  ASU No. 2009-17 requires enterprises to perform a qualitative approach to determining whether or not a variable interest entity (“VIE”) will need to be consolidated on a continuous basis.  This evaluation is based on an enterprise’s ability to direct and influence the activities of a VIE that most significantly impact that entity’s economic performance.  Adoption of ASU No. 2009-17 did not have a material effect on the Partnership's financial statements.

3.  Accrued Rent and Accounts Receivable, net

Accrued rent and accounts receivable, net, consists of amounts accrued, billed and due from tenants, allowance for doubtful accounts and other receivables as follows (in thousands):

	March 31, 2010	December 31, 2009

Tenant receivables	$1,634	$1,770
Accrued rent and recoveries	3,675	3,636
Allowance for doubtful accounts	(844)	(894)
Other receivables	5	2
Total	$4,470	$4,514

4.  Unamortized Leasing Commissions and Loan Costs

Costs which have been deferred consist of the following (in thousands):

	March 31, 2010	December 31, 2009

Leasing commissions	$4,649	$4,601
Deferred financing cost	2,209	2,208
Total cost	6,858	6,809
Less: leasing commissions accumulated amortization	(2,415)	(2,246)
Less: deferred financing cost accumulated amortization	(693)	(590)
Total cost, net of accumulated amortization	$3,750	$3,973

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(Unaudited)
March 31, 2010

5.  Debt

Mortgages and other notes payable consist of the following (in thousands):

Description	March 31, 2010	December 31, 2009

Fixed rate notes:
$10.0 million 6.04% Note, due 2014	$9,611	$9,646
$11.2 million 6.52% Note, due 2015	11,010	11,043
$21.4 million 6.53% Notes, due 2013	20,580	20,721
$24.5 million 6.56% Note, due 2013	24,336	24,435
$9.9 million 6.63% Notes, due 2014	9,694	9,757
$0.5 million 3.25% Note, due 2010	402	-
$0.5 million 5.05% Note, due 2010	-	52

Floating rate note:
$26.9 million LIBOR + 2.60% Note, due 2013	25,936	26,128

Total	$101,569	$101,782

As of March 31, 2010, we had $101.2 million in notes secured by 21 properties with a carrying value of $107.9 million.  Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and assignment of certain rents and leases associated with those properties.  As of March 31, 2010, we are in compliance with all loan covenants.

Annual maturities of notes payable as of March 31, 2010 are due as set forth below:

Year	Amount Due (in thousands)

2010	$2,137
2011	2,423
2012	2,555
2013	66,386
2014	17,799
2015 and thereafter	10,269
Total	$101,569

 6.  Earnings Per Unit

Basic earnings per unit for the Partnership is calculated by dividing net income (loss) excluding amounts attributable to unvested restricted shares by the Partnership’s weighted-average units outstanding during the period.  Diluted earnings per unit is computed by dividing net income (loss) excluding amounts attributable to unvested restricted shares by the weighted-average number of units including any dilutive unvested restricted shares.

Certain of Whitestone’s performance restricted common shares are considered participating securities which require the use of the two-class method for the computation of basic and diluted earnings per share.

For the three months ended March 31, 2010 and 2009, distributions of $71,000 and $64,000, respectively, were made to the holders of certain restricted common shares, of which $61,000 and $57,000, respectively, were charged against earnings.  See Note 10 for information related to restricted common shares under the 2008 Plan.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(Unaudited)
March 31, 2010

	Three Months Ended March 31,
(in thousands, except per unit data)	2010	2009
Numerator:
Net income (loss)	$335	$(32)
Dividends paid on unvested restricted shares	(10)	(7)
Undistributed earnings attributable to unvested restricted shares	-	-
Net income (loss) excluding amounts attributable to unvested restricted shares	$325	$(39)

Denominator:
Weighted average number of units - basic	14,802	14,789
Effect of dilutive securities:
Unvested restricted shares	189	-
Weighted average number of units - dilutive	14,991	14,789

Earnings Per Unit:
Basic:
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)
Diluted:
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.02	$(0.00)

7.  Income Taxes

Federal income taxes are not provided because we are taxed as a partnership and the liability incurred is that of our partners.  As our general partner, Whitestone intends to and believes they qualify as a REIT under the provisions of the Internal Revenue Code and because it has distributed and intends to continue to distribute all of our taxable income to their shareholders.  Their shareholders include their proportionate taxable income in their individual tax returns.  As a REIT, Whitestone must distribute at least 90% of their real estate investment trust taxable income to their shareholders and meet certain income sources and investment restriction requirements.  In addition, REITs are subject to a number of organizational and operational requirements.  If Whitestone fails to qualify as a REIT in any taxable year, Whitestone will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

Taxable income differs from net income for financial reporting purposes principally due to differences in the timing of recognition of interest, real estate taxes, depreciation and rental revenue.

8.  Equity

Distributions. The following table summarizes the cash distributions paid to holders of OP units for the four quarters of 2009 and the first quarter of 2010.

Total Dividends and Distributions Paid
Amount Per Common Share / OP unit	Quarter Paid	Total Amount (in thousands)

$0.1125	03/31/2009	$1,687
0.1125	06/30/2009	1,694
0.1125	09/30/2009	1,772
0.1125	12/31/2009	1,773
0.1125	03/31/2010	1,773

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(Unaudited)
March 31, 2010

Dividend reinvestment plan.  Whitestone’s dividend reinvestment plan allowed its shareholders to elect to have dividends from their common shares reinvested in additional common shares.  The purchase price per share under its dividend reinvestment plan was $9.50.  On March 27, 2007, Whitestone gave the required ten day notice to participants informing them that they intended to terminate their dividend reinvestment plan.  As a result, their dividend reinvestment plan terminated on April 6, 2007.  Shares issued under their dividend reinvestment plan were registered on Whitestone’s Registration Statement on Form S-11 originally filed with the SEC on December 31, 2003 (File No. 333-111674), as amended.  Whitestone did not amend or supplement their Registration Statement following their change in management on October 2, 2006, and the events that occurred thereafter.  As a result, Whitestone’s shareholders that received approximately 64,000 common shares issued under their dividend reinvestment plan on or after that date could have been entitled to rescission rights.  These rights would have entitled Whitestone’s shareholders to recovery of their purchase price less any income received on their shares.  The rescission rights on those 64,000 common shares lapsed, and we reclassified approximately $606,000 from accounts payable and accrued expenses to General Partner’s Capital on our Consolidated Balance Sheets for the period ended March 31, 2010.

9.  Commitments and Contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of business.  These matters are generally covered by insurance.  While the resolution of these matters cannot be predicted with certainty, we believe the final outcome of such matters will not have a material adverse effect on our consolidated financial statements.

Hurricane Ike.  In September 2008, Hurricane Ike caused minor to moderate harm to our 31 properties in Houston, ranging from broken signage to uprooted landscaping; other properties had more significant issues, such as damaged roofing and exterior siding.  We have accrued $2.7 million in expenses representing the cost to complete the remaining repairs.  A portion of the $2.7 million accrual is estimated and is sensitive to the scope requirements of our lenders and labor and material cost of our vendors.  We completed a settlement of our insurance claims during the third quarter of 2009 for $7.0 million.

10.  Incentive Share Plan

On July 29, 2008, Whitestone’s shareholders approved the 2008 Plan which provides that awards may be made with respect to common shares or OP units, which may be converted into common shares of Whitestone. The 2008 Plan authorizes awards in respect of an aggregate of 2,189,505 common shares. The maximum aggregate number of common shares that may be issued under the 2008 Plan will be increased upon each issuance of common shares by Whitestone (including issuances pursuant to the 2008 Plan) so that at any time the maximum number of shares that may be issued under the 2008 Plan shall equal 12.5% of the aggregate number of common shares of Whitestone and OP units issued and outstanding (other than treasury shares and/or units issued to or held by Whitestone).

The Compensation Committee of Whitestone’s Board of Trustees administers the 2008 Plan, except with respect to awards to non-employee trustees, for which the 2008 Plan is administered by Whitestone’s Board of Trustees. The Committee is authorized to grant stock options, including both incentive stock options and non-qualified stock options, as well as stock appreciation rights, either with or without a related option. The Committee is also authorized to grant restricted common shares, restricted common share units, performance awards and other share-based awards.

On January 6, 2009, the Compensation Committee, pursuant to the Plan, granted to certain of its officers restricted common share awards and restricted common share unit awards subject to certain restrictions.  The restricted common shares and restricted common share units will vest based on certain performance goals (as specified in the award agreement).  The grantee is the record owner of the restricted common shares and has all rights of a shareholder with respect to the restricted common shares, including the right to vote the restricted common shares and to receive dividends and distributions with respect to the restricted common shares. The grantee has no rights of a shareholder with respect to the restricted common share units, including no right to vote the restricted common share units and no right to receive current dividends and distributions with respect to the restricted common share units until the units are fully vested and convertible to common shares of Whitestone.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(Unaudited)
March 31, 2010

A summary of the share-based incentive plan activity as of and for the three months ended March 31, 2010 is as follows:

	Shares	Weighted-Average Grant Date Fair Value

Non-vested at December 31, 2009	1,765,687	$4.13
Granted	24,000	3.71
Vested	(167,094)	4.16
Forfeited	(11,475)	3.71
Non-vested at March 31, 2010	1,611,118	$4.13

Total compensation recognized in earnings for share-based payments for the three months ended March 31, 2010 and 2009 was $0.1 and $0.2 million, respectively.  Total compensation recognized in earnings for share-based payments for the year ended December 31, 2009 was $1.0 million, which represented achievement of the first performance-based target.  With our current asset base, we do not expect to achieve the next performance-based target.  Should we increase our asset base, we may achieve the next performance-based target.  As a result, as of March 31, 2010, there was no unrecognized compensation cost related to outstanding nonvested shares based on management’s current estimates.  The fair value of the shares granted was determined based on observable market transactions occurring near the date of the grants.

11.  Grants to Trustees

On March 25, 2009, each of Whitestone’s five independent trustees was granted 5,000 restricted Common Shares which vest in equal installments in 2010, 2011, and 2012.  On March 25, 2010, 8,335 of these restricted shares vested.  These shares were granted pursuant to individual grant agreements and were not pursuant to our 2008 Plan.  The 25,000 shares had a weighted average grant date fair value of $4.94 per share, resulting in total unrecognized compensation cost of $0.1 million as of March 31, 2010, which is expected to be recognized over a weighted-average period of approximately two years.  The fair value of the shares granted during 2009 was determined based on observable market transactions occurring near the date of the grants.

12.  Segment Information

Historically, our management has not differentiated results of operations by property type or location and therefore does not present segment information.

13.  Related Party Transactions

Spoerlein Commons Acquisition

On January 16, 2009, we acquired Spoerlein Commons, a property located in Buffalo Grove, Illinois.  The Partnership acquired Spoerlein Commons pursuant to the terms and conditions of the purchase, sale and contribution agreement dated December 18, 2008, between the Partnership and Bank One Chicago, NA as trustee under a trust agreement dated January 29, 1986 (“Seller”).  Midwest Development Venture IV (“Midwest”) is the sole beneficiary of the Seller under the Trust Agreement.

In exchange for Spoerlein Commons, the Partnership paid the Seller $5.5 million, received credit for net prorations of $0.3 million and issued 703,912 OP units, valued at $5.15 per unit, or an aggregate of $3.6 million, for a total purchase price of $9.4 million.

Midwest, the sole beneficiary of the Seller, was entitled to all earnings and proceeds from the sale of Spoerlein Commons.  James C. Mastandrea, our Chairman, President and Chief Executive Officer, is the controlling limited partner in Midwest.  Because of Mr. Mastandrea’s relationship with the Seller, a special committee of the independent trustees of Whitestone determined the terms of the transaction, which included the use of an independent appraiser to value Spoerlein Commons.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
(Unaudited)
March 31, 2010

Our OP units were issued in reliance on the exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended. The issuance was not effected using any form of general advertising or general solicitation, and the issuance was made to a qualified investor.

        The OP units received by Midwest were convertible on a one-for-one basis into cash or, at Whitestone’s option, Whitestone’s common shares at any time after July 1, 2009 in accordance with the terms of the partnership agreement.  The Seller was not entitled to any distributions with respect to the OP units prior to June 30, 2009.  The results of Spoerlein Commons are included in our consolidated financial statements as of the date of the acquisition.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Whitestone REIT Operating Partnership, L. P.:

We have audited the accompanying consolidated balance sheets of Whitestone REIT Operating Partnership, L. P. and subsidiaries (the “Partnership”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), changes in partners’ capital and cash flows, for each of the three years in the period ended December 31, 2009.  In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedules as listed in the accompanying index.  These consolidated financial statements and financial statement schedules are the responsibility of the Partnership’s management.  Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Whitestone REIT Operating Partnership, L. P. and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.  Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ Pannell Kerr Forster of Texas, P.C.

Houston, Texas
April 30, 2010

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
( in thousands, except unit data)

	December 31,
	2009	2008
ASSETS
Real estate assets, at cost:
Property	$192,832	$180,397
Accumulated depreciation	(34,434)	(29,550)
Total real estate assets	158,398	150,847
Cash and cash equivalents	6,275	12,989
Escrows and acquisition deposits	8,155	4,076
Accrued rent and accounts receivable, net of allowance for doubtful accounts	4,514	4,880
Unamortized lease commissions and loan costs	3,973	4,338
Prepaid expenses and other assets	685	815
Total assets	$182,000	$177,945
LIABILITIES AND PARTNERS' CAPITAL
Liabilities:
Notes payable	$101,782	$100,003
Accounts payable and accrued expenses	9,954	7,422
Tenants' security deposits	1,630	1,629
Dividends and distributions payable	1,775	1,719
Total liabilities	115,141	110,773
Commitments and Contingencies:
Partners' Capital:
General Partner, 9,974,824 and 9,345,820 common units outstanding at December 31, 2009 and 2008, respectively	43,590	45,891
Limited partners, 5,443,798 and 4,739,886 common units outstanding at December 31, 2009 and 2008, respectively	23,269	21,281
Total partners' capital	66,859	67,172
Total liabilities and partners' capital	$182,000	$177,945

See notes to consolidated financial statements.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per unit data)

	Year Ended December 31,
	2009	2008	2007

Property revenues
Rental revenues	$26,449	$24,999	$23,769
Other revenues	6,236	6,202	5,605
Total property revenues	32,685	31,201	29,374

Property expenses
Property operation and maintenance	8,519	8,862	8,607
Real estate taxes	4,472	3,973	3,629
Total property expenses	12,991	12,835	12,236

Other expenses (income)
General and administrative	6,072	6,708	6,721
Depreciation & amortization	6,958	6,859	6,048
Involuntary conversion	(1,542)	358	-
Interest expense	5,749	5,857	5,402
Interest income	(36)	(182)	(577)
Total other expense	17,201	19,600	17,594

Income (loss) from continuing operations before loss on disposal of assets,
change in fair value of derivative instrument and income taxes	2,493	(1,234)	(456)

Provision for income taxes	(222)	(219)	(217)
Loss on sale or disposal of assets	(196)	(223)	(9)
Change in fair value of derivative instrument	-	-	(30)
Income (loss) from continuing operations	2,075	(1,676)	(712)

Income (loss) from discontinued operations	-	(188)	589
Gain on sale of properties from discontinued operations	-	3,619	-
Net income (loss)	$2,075	$1,755	$(123)

See notes to consolidated financial statements.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except per unit data)

	Year Ended December 31,
	2009	2008	2007

Earnings per unit - basic
Income (loss) from continuing operations excluding amounts attributable
to unvested restricted shares	$0.14	$(0.11)	$(0.05)
Income from discontinued operations	-	0.23	0.04
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.14	$0.12	$(0.01)

Earnings per unit - diluted
Income (loss) from continuing operations excluding amounts attributable
to unvested restricted shares	$0.14	$(0.11)	$(0.05)
Income from discontinued operations	-	0.23	0.04
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.14	$0.12	$(0.01)

Weighted average number of units outstanding:
Basic	14,789	14,653	15,446
Diluted	14,986	14,653	15,446

Dividends declared per unit	$0.46	$0.55	$0.62

Condensed Consolidated Statements of Comprehensive Income (Loss)

Net income (loss)	$2,075	$1,755	$(123)
Other comprehensive gain (loss)
Unrealized gain (loss) on cash flow hedging activities	-	368	(368)

Comprehensive income (loss)	$2,075	$2,123	$(491)

See notes to consolidated financial statements.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
(in thousands, except per unit data)

					Accumulated
	General	General	Limited	Limited	Other	Total
	Partner	Partner	Partner	Partner	Comprehensive	Partners'
	Units	Unitholders	Units	Unitholders	Income (Loss)	Capital

Balance, December 31, 2006	9,612	$58,914	5,808	$31,709	$-	$90,623

Units issued under dividend
reinvestment plan at $9.50 per share	27	261	-	-	-	261

Distributions	-	(6,025)	-	(3,486)	-	(9,511)

Unrealized loss on change in fair value
of cash flow hedges	-	-	-	-	(368)	(368)

Net income	-	(77)	-	(46)	-	(123)

Balance, December 31, 2007	9,639	$53,073	5,808	$28,177	$(368)	$80,882

Repurchase of units	(294)	(2,479)	(1,068)	(4,762)	-	(7,241)

Reclassification of dividend reinvestment
plan shares with recission rights to
liabilities at $9.50 per share	-	(606)	-	-	-	(606)

Distributions	-	(5,231)	-	(2,755)	-	(7,986)

Unrealized loss on change in fair value
of cash flow hedges	-	-	-	-	368	368

Net income	-	1,134	-	621	-	1,755

Balance, December 31, 2008	9,345	$45,891	4,740	$21,281	$-	$67,172

OP units issued at $5.15 per unit in
connection with property acquisition	-	-	704	3,625	-	3,625

Share-based compensation	630	764	-	-	-	764

Distributions	-	(4,407)	-	(2,370)	-	(6,777)

Net income	-	1,342	-	733	-	2,075

Balance, December 31, 2009	9,975	$43,590	5,444	$23,269	$-	$66,859

See notes to consolidated financial statements.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,
	2009	2008	2007

Cash flows from operating activities:
Net income (loss) from continuing operations	$2,075	$(1,676)	$(712)
Net income from discontinued operations	-	3,431	589
	2,075	1,755	(123)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation and amortization	6,958	6,859	6,048
Loss on sale or disposal of assets	196	223	9
Bad debt expense	877	731	440
Share-based compensation	1,013	-	-
Change in fair value of derivative instrument	-	-	30
Changes in operating assets and liabilities:
Escrows and acquisition deposits	(3,700)	(3,590)	(104)
Accrued rent and accounts receivable	(511)	(225)	(1,292)
Unamortized lease commissions and loan costs	(634)	(813)	(1,210)
Prepaid expenses and other assets	527	417	205
Accounts payable and accrued expenses	2,096	655	115
Tenants' security deposits	1	31	201

Net cash provided by operating activities	8,898	2,612	3,730

Net cash provided by operating activities of discontinued operations	-	8	901

Cash flows from investing activities:
Acquisitions of real estate	(5,619)	-	(8,248)
Additions to real estate	(3,611)	(5,153)	(1,957)
Proceeds from sale of real estate	-	-	265
Repayment of note receivable	-	-	604

Net cash used in investing activities	(9,230)	(5,153)	(9,336)
Net cash used in investing activities of discontinued operations	-	(8)	(29)

Cash flows from financing activities:
Distributions paid	(6,926)	(8,672)	(9,507)
Proceeds from issuance of units	-	-	261
Proceeds from notes payable	9,557	95,053	22,392
Repayments of notes payable	(8,725)	(78,990)	(5,752)
Payments of loan origination costs	(288)	(2,672)	(147)

Net cash provided by (used in) financing activities	(6,382)	4,719	7,247

Net increase (decrease) in cash and cash equivalents	(6,714)	2,178	2,513

Cash and cash equivalents at beginning of period	12,989	10,811	8,298

Cash and cash equivalents at end of period	$6,275	$12,989	$10,811

Supplemental disclosure of cash flow information:
Cash paid for interest	$5,535	$5,189	$5,344
Cash paid for taxes	223	224	-
Noncash investing and financing activities:
Disposal of fully depreciated real estate	$564	$698	$1,844
Financed insurance premiums	568	476	458
Disposal of real estate in settlement of lawsuit	-	7,844	-

See notes to consolidated financial statements.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2009

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Whitestone REIT Operating Partnership, L.P., a Delaware limited partnership, together with its subsidiaries (collectively, the “Partnership”), was formed on December 31, 1998 to conduct substantially all of the operations for its sole general partner, Whitestone REIT (“Whitestone” or the “General Partner”).  Whitestone was formed as a real estate investment trust, pursuant to the Texas Real Estate Investment Trust Act on August 20, 1998.  In July 2004, Whitestone changed its state of organization from Texas to Maryland pursuant to a merger of Whitestone directly with and into a Maryland real estate investment trust formed for the sole purpose of the reorganization and the conversion of each outstanding common share of beneficial interest of the Texas entity into 1.42857 common shares of beneficial interest of the Maryland entity.  As the general partner of the Partnership, Whitestone has the exclusive power to manage and conduct the business of the Partnership, subject to certain customary exceptions.  As of December 31, 2009, 2008 and 2007 we owned and operated 36, 35, and 37 retail, warehouse and office properties in and around Houston, Dallas, San Antonio, Chicago and Phoenix.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation.  The accompanying consolidated financial statements include the accounts of the Partnership and it subsidiaries.  All significant inter-company balances have been eliminated.  Capital is allocated between the General Partner and limited partners based on the weighted-average percentage ownership of the Partnership during the year.  Issuance of additional common shares of beneficial interest in Whitestone (“common shares”) and units of limited partnership interest in the Partnership that are convertible into cash or, at Whitestone’s option, common shares on a one for one basis (“OP units”) changes the ownership interests of both the Partnership and Whitestone.

Basis of Accounting.  Our financial records are maintained on the accrual basis of accounting whereby revenues are recognized when earned and expenses are recorded when incurred.

Use of Estimates.   The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates that we use include the estimated useful lives for depreciable and amortizable assets and costs, the estimated allowance for doubtful accounts, the estimated fair value of interest rate swaps and the estimates supporting our impairment analysis for the carrying values of our real estate assets.  Actual results could differ from those estimates.

Share-Based Compensation.   From time to time, Whitestone awards nonvested restricted common share awards or restricted common share unit awards which may be converted into common shares, to trustees, executive officers and employees under its 2008 Long-Term Equity Incentive Ownership Plan (the “2008 Plan”).  The vast majority of the awarded shares and units vest when certain performance conditions are met.  We recognize compensation expense when achievement of the performance conditions is probable based on Whitestone’s management’s most recent estimates using the fair value of the shares as of the grant date.  For the year ended December 31, 2009, we recognized $1.0 million in share-based compensation expense.  No share-based compensation expense was recognized prior to 2009 as no awards had been granted.

Revenue Recognition.  All leases on our properties are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the related leases.  Differences between rental income earned and amounts due per the respective lease agreements are capitalized or charged, as applicable, to accrued rent receivable.  Percentage rents are recognized as rental income when the thresholds upon which they are based have been met.  Recoveries from tenants for taxes, insurance, and other operating expenses are recognized as revenues in the period the corresponding costs are incurred.  We have established an allowance for doubtful accounts against the portion of tenant accounts receivable which is estimated to be uncollectible.

Cash and Cash Equivalents.  We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.  Cash and cash equivalents as of December 31, 2009 and 2008 consist of demand deposits at commercial banks.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

Real Estate

Development Properties.  Land, buildings and improvements are recorded at cost.  Expenditures related to the development of real estate are carried at cost which includes capitalized carrying charges, acquisition costs and development costs.  Carrying charges, primarily interest, real estate taxes and loan acquisition costs, and direct and indirect development costs related to buildings under construction, are capitalized as part of construction in progress.  The capitalization of such costs ceases when the property, or any completed portion, becomes available for occupancy.  We capitalize acquisition costs once the acquisition of the property becomes probable.  Prior to that time, we expense these costs as acquisition expense.  No interest was capitalized during the year ended December 31, 2009.  Interest in the amounts of $0.4 million and $0.1 million was capitalized on properties under development during the years ended December 31, 2008 and 2007, respectively.

Acquired Properties and Acquired Lease Intangibles.  We allocate the purchase price of the acquired properties to land, building and improvements, identifiable intangible assets and to the acquired liabilities based on their respective fair values.  Identifiable intangibles include amounts allocated to acquired out-of-market leases, the value of in-place leases and customer relationship value, if any.  We determine fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information.  Estimates of future cash flows are based on a number of factors including the historical operating results, known trends and specific market and economic conditions that may affect the property.  Factors considered by management in our analysis of determining the as-if-vacant property value include an estimate of carrying costs during the expected lease-up periods considering market conditions, and costs to execute similar leases.  In estimating carrying costs, management includes real estate taxes, insurance and estimates of lost rentals at market rates during the expected lease-up periods, tenant demand and other economic conditions.  The General Partner also estimates costs to execute similar leases including leasing commissions, tenant improvements, legal and other related expenses.  Intangibles related to out-of-market leases and in-place lease value are recorded as acquired lease intangibles and are amortized as an adjustment to rental revenue or amortization expense, as appropriate, over the remaining terms of the underlying leases.  Premiums or discounts on acquired out-of-market debt are amortized to interest expense over the remaining term of such debt.

Depreciation.  Depreciation is computed using the straight-line method over the estimated useful lives of 5 to 39 years for the buildings and improvements.  Tenant improvements are depreciated using the straight-line method over the life of the improvement or remaining term of the lease, whichever is shorter.

Impairment.  We review our properties for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the assets, including accrued rental income, may not be recoverable through operations.  We determine whether an impairment in value has occurred by comparing the estimated future cash flows (undiscounted and without interest charges), including the estimated residual value of the property, with the carrying cost of the property.  If impairment is indicated, a loss will be recorded for the amount by which the carrying value of the property exceeds its fair value.  The General Partner has determined that there has been no impairment in the carrying value of our real estate assets as of December 31, 2009.

Accrued Rent and Accounts Receivable.  Included in accrued rent and accounts receivable are base rents, tenant reimbursements and receivables attributable to recording rents on a straight-line basis. An allowance for the uncollectible portion of accrued rents and accounts receivable is determined based upon customer credit-worthiness (including expected recovery of our claim with respect to any tenants in bankruptcy), historical bad debt levels, and current economic trends.  As of December 31, 2009 and 2008, we had an allowance for uncollectible accounts of $0.9 million and $1.5 million respectively. During 2009, 2008 and 2007, we recorded bad debt expense in the amount of $0.9 million, $0.7 million and $0.4 million respectively, related to tenant receivables that we specifically identified as potentially uncollectible based on our assessment of the tenant’s credit-worthiness.  Bad debt expenses and any related recoveries are included in property operation and maintenance expense in the consolidated statements of operations.

Unamortized Lease Commissions and Loan Costs.  Leasing commissions are amortized using the straight-line method over the terms of the related lease agreements.  Loan costs are amortized on the straight-line method over the terms of the loans, which approximates the interest method.  Costs allocated to in-place leases whose terms differ from market terms related to acquired properties are amortized over the remaining life of the respective leases.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

Prepaids and Other Assets.  Prepaids and other assets include escrows established pursuant to certain mortgage financing arrangements for real estate taxes and insurance and acquisition deposits which include earnest money deposits on future acquisitions.

Income Taxes.  Federal – We are a partnership for federal income tax purposes.  We do not provide for federal income taxes as the liability incurred is that of the partners.  Whitestone elected to be taxed as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1999.  As a REIT, it generally is not subject to federal income tax on income that it distributes to its shareholders.  If Whitestone fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on our taxable income at regular corporate rates.  We believe that Whitestone is organized and operates in a manner to qualify and be taxed as a REIT, and that they intend to operate so as to remain qualified as a REIT for federal income tax purposes.

State Taxes.  In May 2006, the State of Texas adopted House Bill 3, which modified the state’s franchise tax structure, replacing the previous tax based on capital or earned surplus with one based on margin (often referred to as the “Texas Margin Tax”) effective with franchise tax reports filed on or after January 1, 2008.  The Texas Margin Tax is computed by applying the applicable tax rate (1% for us) to the profit margin, which, generally, will be determined for us as total revenue less a 30% standard deduction.  Although House Bill 3 states that the Texas Margin Tax is not an income tax, Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes” (“ASC 740”) applies to the Texas Margin Tax.  We have recorded a margin tax provision of $0.2 million for the Texas Margin Tax for each of the years ended December 31, 2009, 2008 and 2007.

Derivative Instruments.  We have initiated a program designed to manage exposure to interest rate fluctuations by entering into financial derivative instruments.  The primary objective of this program is to comply with debt covenants on a credit facility.  We sometimes enter into interest rate swap agreements with respect to amounts borrowed under certain of our credit facilities, which effectively exchanges existing obligations to pay interest based on floating rates for obligations to pay interest based on fixed LIBOR rates.

We have adopted provisions of ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”) which require for items appropriately classified as cash flow hedges that changes in the market value of the instrument and in the market value of the hedged item be recorded as other comprehensive income or loss with the exception of the portion of the hedged items that are considered ineffective.  The derivative instruments are reported at fair value as other assets or other liabilities as applicable.  As of December 31, 2009 and 2008 we did not have any interest rate swaps.  As of December 31, 2007, we had a $70 million dollar interest rate swap which was designated as a cash flow hedge.  The fair value of this interest rate swap as of December 31, 2007 was approximately ($0.4) million.  Additionally for a previous interest rate swap which was not designated as a cash flow hedge, approximately ($0.03) million is included in other expense and other income on the consolidated statements of operations for the year ended December 31, 2007.

Fair Value of Financial Instruments.  Our financial instruments consist primarily of cash, cash equivalents, accounts receivable, derivative instruments, accounts and notes payable.  The carrying value of cash, cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term nature of these instruments.   The fair value of our debt obligations is representative of its carrying value based upon current rates offered for similar types of borrowing arrangements.  The fair value of interest rate swaps (used for hedging purposes) is the estimated amount that the financial institution would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

Concentration of Risk.  Substantially all of our revenues are obtained from office, warehouse and retail locations in the Houston, Dallas and San Antonio, Texas metropolitan areas. We maintain cash accounts in major U.S. financial institutions. The terms of these deposits are on demand to minimize risk. The balances of these accounts occasionally exceed the federally insured limits, although no losses have been incurred in connection with these deposits.

Comprehensive Loss.  In October 2007, we entered into an interest rate swap which was designated as a cash flow hedge.  Amounts recorded to other comprehensive income are $0.0 million,  $0.4 million and ($0.4) million for the years ended December 31, 2009, 2008 and 2007, respectively.  This swap matured in October 2008.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

Recent Accounting Pronouncements. In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” which is codified in FASB ASC 855, “Subsequent Events” (“ASC 855”).  ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  We adopted ASC 855 in the second quarter of 2009 and evaluated all events or transactions through the date of this filing. During this period, we did not have any material subsequent events that impacted our consolidated financial statements.

In June 2009, FASB issued the Codification. Effective July 1, 2009, the Codification is the single source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with GAAP.  We adopted the Codification during the third quarter of 2009 and the adoption did not materially impact our financial statements, however our references to accounting literature within our notes to the consolidated financial statements have been revised to conform to the Codification classification.

In December 2009, the FASB issued ASU 2009-17, “Consolidations (Topic 810) — Improvements to Financial Reportingby Enterprises Involved with Variable Interest Entities,” which codified the previously issued SFAS 167, “Amendments to FASB Interpretation No. 46R.” ASU 2009-17 changes the consolidation analysis for Variable Interest Entities (“VIEs”) and requires a qualitative analysis to determine the primary beneficiary of the VIE.  The determination of the primary beneficiary of a VIE is based on whether the entity has the power to direct matters which most significantly impact the activities of the VIE and has the obligation to absorb losses, or the right to receive benefits, of the VIE which could potentially be significant to the VIE.  The ASU requires an ongoing reconsideration of the primary beneficiary and also amends the events triggering a reassessment of whether an entity is a VIE.  ASU 2009-17 requires additional disclosures for VIEs, including disclosures about a reporting entity’s involvement with VIEs, how a reporting entity’s involvement with a VIE affects the reporting entity’s financial statements, and significant judgments and assumptions made by the reporting entity to determine whether it must consolidate the VIE.  ASU 2009-17 is effective for us beginning January 1, 2010. Our adoption of ASU 2009-17 will not have a material effect on our financial statements.

In January 2010, the FASB issued ASU 2010-01, “Equity (Topic 505): Accounting for Distributions to Shareholders with Components of Stock and Cash.” The ASU clarifies when the stock portion of a distribution allows shareholders to elect to receive cash or stock, with a potential limitation on the total amount of cash which all shareholders could elect to receive in the aggregate, the distribution would be considered a share issuance as opposed to a stock dividend and the share issuance would be reflected in earnings per share prospectively. We adopted ASU 2010-01 effective October 1, 2009, and the adoption did not have an impact on our financial statements.

3.  DERIVATIVES AND HEDGING

On September 28, 2007, we entered into an interest rate swap transaction which was designated as a cash flow hedge.  The effective date of the swap transaction was October 1, 2007, which had a total notional amount of $70 million, and fixed the swap rate at 4.77% plus the LIBOR margin through October 1, 2008. The purpose of this swap was to mitigate the risk of future fluctuations in interest rates on our variable rate debt.  We determined that this swap was highly effective in offsetting future variable interest cash flows on variable rate debt.  During 2008, the balance in other comprehensive loss as of December 31, 2007 was amortized to interest expense.

On September 28, 2007, in conjunction with the execution of the $70 million interest rate swap transaction, we terminated an interest rate swap transaction that was initiated on March 16, 2006.  This swap transaction had a total notional amount of $30 million, was at a fixed rate of 5.09% plus the LIBOR margin and was set to mature on March 11, 2008.  As a result of this termination ($0.03) million is included in other income in our consolidated statements of operations for the year ended December 31, 2007.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

4.  REAL ESTATE

As of December 31, 2009, we owned 36 commercial properties in the Houston, Dallas, San Antonio, Phoenix and Chicago areas comprising approximately 3.0 million square feet of total area.

In January 2009, we acquired a property containing 41,396 leasable square feet located in Buffalo Grove, Illinois for approximately $9.4 million, including cash of $5.6 million, issuance of 703,912 OP units valued at approximately $3.6 million and credit for net prorations of $0.2 million.  The property, Spoerlein Commons, is a two-story complex of retail, medical and professional office tenants.  We acquired the property from Midwest Development Venture IV (“Midwest”), an Illinois limited partnership controlled by James C. Mastandrea, Whitestone’s Chairman, President and Chief Executive Officer.  Because of Mr. Mastandrea’s relationship with Whitestone, a special committee consisting solely of Whitestone’s independent trustees, negotiated the terms of the transaction, which included the use of an independent appraiser to value the property.

5.  ACCRUED RENT AND ACCOUNTS RECEIVABLE, NET

Accrued rent and accounts receivable, net, consists of amounts accrued, billed and due from tenants, allowance for doubtful accounts and other receivables as follows (in thousands):

	December 31,
	2009	2008

Tenant receivables	$1,770	$2,733
Accrued rent	3,636	3,644
Allowance for doubtful accounts	(894)	(1,497)
Other receivables	2	-

Totals	$4,514	$4,880

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

6.  UNAMORTIZED LEASING COMMISSIONS AND LOAN COSTS

Costs which have been deferred consist of the following (in thousands):

	December 31,
	2009	2008

Leasing commissions	$4,601	$4,412
Deferred financing costs	2,208	1,921
Total cost	6,809	6,333
Less: leasing commissions accumulated amortization	(2,246)	(1,842)
Less: deferred financing cost accumulated amortization	(590)	(153)
Total cost, net of accumulated amortization	$3,973	$4,338

A summary of expected future amortization of deferred costs is as follows (in thousands):

Years Ended	Leasing	Deferred
December 31,	Commissions	Financing Costs	Total
2010	$711	$412	$1,123
2011	570	412	982
2012	423	412	835
2013	269	337	606
2014	162	32	194
Thereafter	220	13	233
Total	$2,355	$1,618	$3,973

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

7.  FUTURE MINIMUM LEASE INCOME

We lease the majority of our properties under noncancelable operating leases which provide for minimum base rentals plus, in some instances, contingent rentals based upon a percentage of the tenants’ gross receipts.

A summary of minimum future rentals to be received (exclusive of renewals, tenant reimbursements, and contingent rentals) under noncancelable operating leases in existence at December 31, 2009 is as follows (in thousands):

Years Ended December 31,
2010	$24,391
2011	19,755
2012	15,394
2013	9,947
2014	6,340
Thereafter	8,248
Total	$84,075

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

8.  DEBT

Notes payable

Below is a detailed explanation of notes payable including key terms and maturities (in thousands):

	Year Ended December 31,
Description	2009	2008

Fixed rate notes
$10.0 million 6.04% Note, due 2014	$9,646	$9,782
$11.2 million 6.52% Note, due 2015	11,043	11,159
$21.4 million 6.53% Notes, due 2013	20,721	21,263
$24.5 million 6.56% Note, due 2013	24,435	24,500
$9.9 million 6.63% Notes, due 2014	9,757	-
$0.5 million 5.05% Notes, due 2010 and 2009	52	40

Floating rate notes
$6.4 million LIBOR + 2.00% Note, due 2009	-	6,400
$26.9 million LIBOR + 2.60% Note, due 2013	26,128	26,859

	$101,782	$100,003

Our debt was collateralized by 21 operating properties as of December 31, 2009 with a combined net book value of $108.7 million and 18 operating properties at December 31, 2008 with a combined net book value of $108.3 million.  Our loans contain restrictions that would require the payment of prepayment penalties for the acceleration of outstanding debt and are secured by deeds of trust on certain of our properties and the assignment of certain rents and leases associated with those properties.

On February 3, 2009, the Partnership, operating through its subsidiary, Whitestone Centers LLC, executed four promissory notes (the “Sun Life Promissory Notes II”), totaling $9.9 million payable to Sun Life Assurance Company of Canada with an applicable interest rate of 6.63% per annum and a maturity date of March 1, 2014. The Sun Life Promissory Notes II are non-recourse loans secured by the Whitestone Centers LLC’s properties and a limited guarantee by the Company.

Our loans are subject to customary financial covenants.  As of December 31, 2009, we were in compliance with all loan covenants.

Annual maturities of notes payable as of December 31, 2009 are due during the following years (in thousands):

Amount Due
Year	(in thousands)

2010	$2,350
2011	2,423
2012	2,555
2013	66,386
2014	17,799
2015 and thereafter	10,269
Total	$101,782

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

9.  EARNINGS PER UNIT

Basic earnings per unit for the operating partnership unit holders is calculated by dividing income (loss) from continuing operations excluding amounts attributable to unvested restricted shares of Whitestone, and income from discontinued operations by Whitestone’s weighted-average common shares outstanding during the period.  Diluted earnings per unit is computed by dividing the net income (loss) attributable to common shareholders excluding amounts attributable to unvested restricted shares of Whitestone, and income from discontinued operations by the weighted-average number of common shares including any dilutive unvested restricted shares of Whitestone.

Certain of Whitestone’s performance restricted common shares are considered participating securities which require the use of the two-class method for the computation of basic and diluted earnings per share.

For the year ended December 31, 2009, distributions of $277,000 were made to the holders of certain restricted common shares of Whitestone, $250,000 of which were charged against earnings.  No distributions were made on the performance restricted common shares of Whitestone prior to 2009.  See Note 13 for information related to restricted common shares under the 2008 Plan.

	Year Ended December 31,
(in thousands, except per unit data)	2009	2008	2007

Numerator:
Income (loss) from continuing operations	$2,075	$(1,676)	$(712)
Dividends paid on unvested restricted shares	(27)	-	-
Undistributed earnings attributable to unvested restricted shares	-	-	-
Income (loss) from continuing operations excluding amounts attributable
to unvested restricted shares	2,048	(1,676)	(712)
Income from discontinued operations	-	3,431	589
Net income (loss) excluding amounts attributable to unvested restricted shares	$2,048	$1,755	$(123)

Denominator
Weighted average number of units - basic	14,789	14,653	15,446
Effect of dilutive securities:
Unvested restricted shares	197	-	-
Weighted average number of common units - dilutive	14,986	14,653	15,446

Basic earnings per unit:
Income (loss) from continuing operations excluding amounts attributable
to unvested restricted shares	$0.14	$(0.11)	$(0.05)
Income from discontinued operations	-	0.23	0.04
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.14	$0.12	$(0.01)

Diluted earnings per unit:
Income (loss) from continuing operations excluding amounts attributable
to unvested restricted shares	$0.14	$(0.11)	$(0.05)
Income from discontinued operations	-	0.23	0.04
Net income (loss) excluding amounts attributable to unvested restricted shares	$0.14	$0.12	$(0.01)

10.  FEDERAL INCOME TAXES

Federal income taxes are not provided because we are taxed as a partnership and the liability incurred is that of our partners.  As our general partner, Whitestone intends to and believes they qualify as a REIT under the provisions of the Internal Revenue Code and because it has distributed and intends to continue to distribute all of our taxable income to their shareholders.  Their shareholders include their proportionate taxable income in their individual tax returns.  As a REIT, Whitestone must distribute at least 90% of their real estate investment trust taxable income to their shareholders and meet certain income sources and investment restriction requirements.  In addition, REITs are subject to a number of organizational and operational requirements.  If Whitestone fails to qualify as a REIT in any taxable year, Whitestone will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate tax rates.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

Taxable income differs from net income for financial reporting purposes principally due to differences in the timing of recognition of interest, real estate taxes, depreciation and rental revenue.

11.  RELATED PARTY TRANSACTIONS

Spoerlein Commons Acquisition

Spoerlein Commons Acquisition.  On January 16, 2009 we acquired Spoerlein Commons, a property located in Buffalo Grove, Illinois.  We acquired Spoerlein Commons pursuant to the terms and conditions of the purchase, sale and contribution agreement dated December 18, 2008, between us and Bank One Chicago, NA as trustee under a trust agreement dated January 29, 1986 (“Seller”).  Midwest is the sole beneficiary of the Seller under the Trust Agreement.

In exchange for Spoerlein Commons, we paid the Seller $5.5 million, received credit for net prorations of $0.3 million and issued 703,912 OP units, valued at $5.15 per unit, or an aggregate of $3.6 million, for a total purchase price of $9.4 million.

Midwest, the sole beneficiary of the Seller, was entitled to all earnings and proceeds from the sale of Spoerlein Commons.  James C. Mastandrea, Whitestone’s Chairman, President and Chief Executive Officer, is the controlling limited partner in Midwest.  Because of Mr. Mastandrea’s relationship with Whitestone, a special committee of the independent trustees determined the terms of the transaction, which included the use of an independent appraiser to value Spoerlein Commons.

Our OP units were issued in reliance on the exemption from registration provided by Section 4(2) under the Securities Act of 1933, as amended. The issuance was not effected using any form of general advertising or general solicitation, and the issuance was made to a qualified investor.

The OP units received by Midwest are convertible on a one-for-one basis into cash or, at Whitestone’s option, Whitestone’s common shares at any time after July 1, 2009 in accordance with the terms of the partnership agreement.  The Seller was not entitled to any distributions with respect to the OP units prior to June 30, 2009.  The results of Spoerlein Commons are included in our consolidated financial statements as of the date of the acquisition.

12.  EQUITY

Under its declaration of trust, Whitestone has authority to issue 400 million common shares of beneficial interest, $0.001 par value per share, and 50 million preferred shares of beneficial interest, $0.001 par value per share.

On September 15, 2004, Whitestone’s Registration Statement on Form S-11, originally filed with the SEC on December 31, 2003 (file No. 333-111674), as amended, with respect to its public offering of up to 10 million common shares of beneficial interest offered at a price of $10 per share was declared effective under the Securities Act of 1933.  The Registration Statement also covered up to 1 million shares available pursuant to the Trust’s dividend reinvestment plan offered at a price of $9.50 per share.  The shares were offered to investors on a best efforts basis. Post-Effective Amendments No. 1, 2 and 3 to the Registration Statement were declared effective by the SEC on June 27, 2005, March 9, 2006 and May 3, 2006, respectively.

On October 2, 2006, Whitestone’s Board terminated the public offering.  On March 27, 2007, Whitestone gave the required ten day notice to participants informing them that they intended to terminate their dividend reinvestment plan.  As a result, their dividend reinvestment plan terminated on April 6, 2007.

As of December 31, 2007, 2.8 million shares of Whitestone had been issued pursuant to our public offering with net offering proceeds received of $24.6 million.  An additional 165,000 shares had been issued pursuant to the dividend reinvestment plan in lieu of dividends totaling $1.6 million.  Shareholders that received approximately 64,000 shares pursuant to Whitestone’s dividend reinvestment plan on or after October 2, 2006 could be entitled to rescission rights.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

All net proceeds of Whitestone’s public offering were contributed to the Partnership in exchange for OP units.  The Partnership used the proceeds to acquire additional properties and for general working capital.  In accordance with the Operating Partnership’s Agreement of Limited Partnership, in exchange for the contribution of net proceeds from sales of stock, Whitestone received an equivalent number of OP units as shares of stock that are sold.

Operating Partnership Units

The Partnership conducts substantially all of Whitestone’s business.  Whitestone is our sole general partner.  As of December 31, 2009, Whitestone owned a 64.7% interest in the Partnership.

Limited partners in the Partnership holding OP units have the right to convert their OP units into cash or, at Whitestone’s option, common shares of Whitestone at a ratio of one OP unit for one common share of Whitestone.  Distributions to OP unit holders are paid at the same rate per unit as dividends per share of Whitestone.  Subject to certain restrictions, OP units are not convertible into common shares of Whitestone until the later of one year after acquisition or an initial public offering of the common shares of Whitestone.  As of December 31, 2009 and December 31, 2008, there were 15,418,622 and 14,085,705 OP units outstanding, respectively.  Whitestone owned 9,974,824 and 9,345,820 OP units as of December 31, 2009 and December 31, 2008, respectively. The balance of the OP units is owned by limited partners, including certain trustees of Whitestone.  Whitestone’s weighted-average share ownership in the Partnership was approximately 64.67%, 64.62% and 62.40% for the years ended December 31, 2009, 2008 and 2007, respectively.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

Distributions

The following table summarizes the distributions paid to holders of OP units during the years ended December 31, 2009 and 2008 and the quarter ended March 31, 2010.

OP Unit Holders
Distribution	Date Distribution	Total Amount
per OP Unit	Paid	Paid (in thousands)

$0.1500	Qtr ended 03/31/08	$2,371
0.1500	Qtr ended 06/30/08	2,507
0.1500	Qtr ended 09/30/08	2,168
0.1125	Qtr ended 12/31/08	1,626
0.1125	Qtr ended 03/31/09	1,687
0.1125	Qtr ended 06/30/09	1,693
0.1125	Qtr ended 09/30/09	1,773
0.1125	Qtr ended 12/31/09	1,773
0.1125	Qtr ended 03/31/10	1,773

13.  INCENTIVE SHARE PLAN

On July 29, 2008, Whitestone’s shareholders approved the 2008 Long-Term Equity Incentive Ownership Plan (the “Plan”). The Plan provides that awards may be made with respect to common shares of Whitestone or units in the Partnership, which may be converted into common shares of Whitestone. The Plan authorizes awards in respect of an aggregate of 2,164,444 common shares of Whitestone. The maximum aggregate number of common shares that may be issued under the Plan will be increased upon each issuance of common shares by Whitestone (including issuances pursuant to the Plan) so that at any time the maximum number of shares that may be issued under the Plan shall equal 12.5% of the aggregate number of common shares of Whitestone and units of the Partnership issued and outstanding (other than treasury shares and/or units issued to or held by Whitestone).

The Compensation Committee of Whitestone’s Board of Trustees administers the Plan, except with respect to awards to non-employee trustees of Whitestone, for which the Plan is administered by Whitestone’s Board of Trustees.  The Compensation Committee is authorized to grant stock options, including both incentive stock options and non-qualified stock options, as well as stock appreciation rights, either with or without a related option. The Compensation Committee is also authorized to grant restricted common shares, restricted common share units, performance awards and other share-based awards.  No single participant may receive options or stock appreciation rights in any calendar year that, taken together, relate to more than 500,000 common shares, subject to adjustment in certain circumstances.

On January 6, 2009, the Compensation Committee, pursuant to the Plan, granted to certain of its officers restricted common share awards and restricted common share unit awards subject to certain restrictions.  The restricted common shares and restricted common share units will vest based on certain performance goals (as specified in the award agreement).  The grantee is the record owner of the restricted common shares and has all rights of a shareholder of Whitestone with respect to the restricted common shares, including the right to vote the restricted common shares and to receive dividends and distributions with respect to the restricted common shares. The grantee has no rights of a shareholder with respect to the restricted common share units, including no right to vote the restricted common share units and no right to receive current dividends and distributions with respect to the restricted common share units until the units are fully vested and convertible into common shares of Whitestone.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

A summary of the share-based incentive plan activity as of and for the year ended December 31, 2009 is as follows:

	Shares	Weight-Average Grant Date Fair Value

Non-vested at January 1, 2009	-	$-
Granted	1,802,187	4.12
Vested	-	-
Forfeited	(36,500)	3.71
Non-vested at December 31, 2009	1,765,687	$4.13

Total compensation recognized in earnings for share-based payments for the year ended December 31, 2009 was $1.0 million, which represents achievement of the first performance-based target.  With our current asset base, management does not expect to achieve the next performance-based target.  Should we increase our asset base, we may achieve the next performance-based target.  As a result, as of December 31, 2009, there was no unrecognized compensation cost related to outstanding nonvested shares based on management’s current estimates.  There was no share-based compensation expense prior to 2009.  The fair value of the shares granted during the year ended December 31, 2009 was determined based on observable market transactions occurring near the date of the grants.

14.  COMMITMENTS AND CONTINGENCIES

We are a participant in various legal proceedings and claims that arise in the ordinary course of our business.  These matters are generally covered by insurance.  While the resolution of these matters cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material effect on our financial position, results of operations, or cash flows.

Hurricane Ike.  In September 2008, Hurricane Ike caused minor to moderate harm to our 31 properties in Houston, ranging from broken signage to uprooted landscaping; other properties had more significant issues, such as damaged roofing and exterior siding.  We have incurred $1.5 million in hurricane-related repairs for the year ended December 31, 2009 and have accrued $3.6 million in additional expenses representing the cost to complete the remaining repairs.  A portion of the $3.6 million accrual is estimated and is sensitive to the scope requirements of our lenders and labor and material cost of our vendors.  We completed a settlement of our insurance claims during the third quarter of 2009 for $7.0 million.  The $7.0 million in insurance proceeds were allocated between loss of rents and casualty losses for $0.5 million and $6.5 million, respectively.  The $0.5 million in loss of rents proceeds are included in the rental revenues of the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended December 31, 2009.

15.  SEGMENT INFORMATION

Our management historically has not differentiated by property types and therefore does not present segment information.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries
Notes to Consolidated Financial Statements (continued)
December 31, 2009

16.  SELECT QUARTERLY FINANCIAL DATA (unaudited)

The following is a summary of our unaudited quarterly financial information for the years ended December 31, 2009 and 2008 (in thousands, except per unit data):

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
2009
Revenues from continuing operations	$8,044	$8,203	$8,484	$7,954
Income (loss) from continuing operations	(32)	72	930	1,105
Income from discontinued operations	-	-	-	-
Net income (loss)	(32)	72	930	1,105

Basic earnings per unit:
Income (loss) from continuing operations	$-	$-	$0.06	$0.08
Income from discontinued operations	-	-	-	-
Net income (loss)	$-	$-	$0.06	$0.08

Diluted earnings per unit:
Income (loss) from continuing operations	$-	$-	$0.06	$0.08
Income from discontinued operations	-	-	-	-
Net income (loss)	$-	$-	$0.06	$0.08

2008
Revenues from continuing operations	$7,756	$7,750	$7,643	$8,052
Income (loss) from continuing operations	(301)	(831)	(285)	(259)
Income from discontinued operations	190	3,241	-	-
Net income (loss)	(111)	2,410	(285)	(259)

Basic and diluted earnings per unit:
Income (loss) from continuing operations	$(0.02)	$(0.06)	$(0.02)	$(0.01)
Income from discontinued operations	0.01	0.22	-	-
Net income (loss)	$(0.01)	$0.16	$(0.02)	$(0.01)

17.  SUBSEQUENT EVENTS

The Partnership evaluated subsequent events through April 30, 2010, which is the date the December 31, 2009 consolidated financial statements were issued, and has no items to disclose.

Whitestone REIT Operating Partnership, L.P. and Subsidiaries

Schedule II - Valuation and Qualifying Accounts

	(in thousands)
	Balance at	Charged to	Deductions	Balance at
	Beginning	Costs and	from	End of
Description	of Period	Expense	Reserves	Period

Allowance for doubtful accounts:
Year ended December 31, 2009	$ 1,497	$877	(1,480)	$894
Year ended December 31, 2008	865	731	(99)	1,497
Year ended December 31, 2007	586	440	(161)	865

Whitestone REIT Operating Partnership and Subsidiaries

Schedule III - Real Estate and Accumulated Depreciation

December 31, 2009

			Costs Capitalized Subsequent			Gross Amount at which Carried at
	Initial Cost (in thousands)		to Acquisition (in thousands)			End of Period (in thousands)(1) (2)
		Building and	Improvements	Carrying			Building and
Property Name	Land	Improvements	(net)	Costs		Land	Improvements	Total
Retail Properties:					$
Bellnot Square	$1,154	$4,638	$302	$-		1,154	$4,940	$6,094
Bissonnet Beltway	415	1,947	411	-		415	2,358	2,773
Centre South	481	1,596	389	-		481	1,985	2,466
Greens Road	354	1,284	137	-		354	1,421	1,775
Holly Knight	320	1,293	166	-		320	1,459	1,779
Kempwood Plaza	733	1,798	1,009	-		733	2,807	3,540
Lion Square	1,546	4,289	852	-		1,546	5,141	6,687
Providence	918	3,675	791	-		918	4,466	5,384
Shaver	184	633	26	-		184	659	843
South Richey	778	2,584	342	-		778	2,926	3,704
Spoerlein Commons	2,340	7,296	113	-		2,340	7,409	9,749
SugarPark Plaza	1,781	7,125	267	-		1,781	7,392	9,173
Sunridge	276	1,186	232	-		276	1,418	1,694
Torrey Square	1,981	2,971	779	-		1,981	3,750	5,731
Town Park	850	2,911	266	-		850	3,177	4,027
Webster Point	720	1,150	218	-		720	1,368	2,088
Westchase	423	1,751	2,099	-		423	3,850	4,273
Windsor Park	2,621	10,482	370	-		2,621	10,852	13,473
	$17,875	$58,609	$8,769	$-		$17,875	$67,378	$85,253
Office/Flex Properties:
Brookhill	$186	$788	$144	$-		$186	$932	$1,118
Corporate Park Northwest	1,534	6,306	830	-		1,534	7,136	8,670
Corporate Park West	2,555	10,267	796	-		2,555	11,063	13,618
Corporate Park Woodland	652	5,330	392	-		652	5,722	6,374
Dairy Ashford	226	1,211	116	-		226	1,327	1,553
Holly Hall	608	2,516	155	-		608	2,671	3,279
Interstate 10	208	3,700	457	-		208	4,157	4,365
Main Park	1,328	2,721	419	-		1,328	3,140	4,468
Plaza Park	902	3,294	897	-		902	4,191	5,093
West Belt Plaza	568	2,165	631	-		568	2,796	3,364
Westgate	672	2,776	276	-		672	3,052	3,724
	$9,439	$41,074	$5,113	$-		$9,439	$46,187	$55,626
Office Properties:
9101 LBJ Freeway	$1,597	$6,078	$1,053	$-		$1,597	$7,131	$8,728
Featherwood	368	2,591	358	-		368	2,949	3,317
Pima Norte	1,086	7,162	795	517		1,086	8,474	9,560
Royal Crest	509	1,355	161	-		509	1,516	2,025
Uptown Tower	1,621	15,551	2,123	-		1,621	17,674	19,295
Woodlake Plaza	1,107	4,426	767	-		1,107	5,193	6,300
Zeta Building	636	1,819	273	-		636	2,092	2,728
	$6,924	$38,982	$5,530	$517		$6,924	$45,029	$51,953

Grand Totals	$34,238	$138,665	$19,412	$517		$34,238	$158,594	$192,832

		Accumulated Depreciation	Date of
Property Name	Encumbrances	(in thousands)	Construction	Date Acquired	Depreciation Life
Retail Properties:
Bellnot Square		$ 1,011		1/1/2002	5-39 years
Bissonnet Beltway		927		1/1/1999	5-39 years
Centre South		701		1/1/2000	5-39 years
Greens Road		560		1/1/1999	5-39 years
Holly Knight	(3)	583		8/1/2000	5-39 years
Kempwood Plaza	(3)	1,213		2/2/1999	5-39 years
Lion Square	(3)	1,424		1/1/2000	5-39 years
Providence	(3)	1,077		3/30/2001	5-39 years
Shaver		214		12/17/1999	5-39 years
South Richey	(3)	800		8/25/1999	5-39 years
Spoerlein Commons		176		1/16/2009	5-39 years
SugarPark Plaza	(3)	998		9/8/2004	5-39 years
Sunridge	(3)	349		1/1/2002	5-39 years
Torrey Square	(3)	1,234		1/1/2000	5-39 years
Town Park	(3)	1,188		1/1/1999	5-39 years
Webster Point		442		1/1/2000	5-39 years
Westchase		594		1/1/2002	5-39 years
Windsor Park	(4)	1,628		12/16/2003	5-39 years
		$ 15,119
Office/Flex Properties:
Brookhill		$ 299		1/1/2002	5-39 years
Corporate Park Northwest		1,713		1/1/2002	5-39 years
Corporate Park West	(5)	2,651		1/1/2002	5-39 years
Corporate Park Woodland	(6)	1,809	11/1/2000		5-39 years
Dairy Ashford		446		1/1/1999	5-39 years
Holly Hall	(6)	600		1/1/2002	5-39 years
Interstate 10	(6)	1,722		1/1/1999	5-39 years
Main Park	(6)	955		1/1/1999	5-39 years
Plaza Park	(6)	1,189		1/1/2000	5-39 years
West Belt Plaza	(6)	1,058		1/1/1999	5-39 years
Westgate	(6)	698		1/1/2002	5-39 years
		$ 13,140
Office Properties:
9101 LBJ Freeway	(7)	$ 993		8/10/2005	5-39 years
Featherwood		904		1/1/2000	5-39 years
Pima Norte		308		10/4/2007	5-39 years
Royal Crest		425		1/1/2000	5-39 years
Uptown Tower	(7)	2,081		11/22/2005	5-39 years
Woodlake Plaza	(7)	833		3/14/2005	5-39 years
Zeta Building		631		1/1/2000	5-39 years
		$ 6,175
Grand Total		$ 34,434

Whitestone REIT Operating Partnership and Subsidiaries

Schedule III - Real Estate and Accumulated Depreciation

December 31, 2009

(Continued)

(1) Reconciliations of total real estate carrying value for the three years ended December 31, follows:

	( in thousands)
	2009	2008	2007
Balance at beginning of period	$180,397	$172,315	$164,132
Additions during the period:
Acquisitions	9,636	-	8,248
Improvements	3,770	9,402	1,957
	13,406	9,402	10,205
Deductions - cost of real estate sold or retired	(971)	(1,320)	(2,022)
Balance at close of period	$192,832	$180,397	$172,315

(2) The aggregate cost of real estate (in thousands) for federal income tax purposes is $162,742.

(3)  These properties secure a $21.4 million and a $9.9 million mortgage notes.

(4)  This property secures a $10.0 million mortgage note.

(5)  This property secures an $11.2 million mortgage note.

(6)  These properties secure a $26.9 million mortgage note.

(7)  These properties secure a $24.5 million mortgage note.

Item 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 15.  Financial Statements and Exhibits.

(a)           Financial Statements.

The Consolidated Balance Sheets of Whitestone REIT Operating Partnership, L.P. as of March 31, 2010, December 31, 2009 and 2008, the related Statements of Operations for the three months ended March 31, 2010 and 2009 and years ended December 31, 2009, 2008 and 2007, the related Statements Partners’ Capital for the three months ended March 31, 2010 and years ended December 31, 2009, 2008 and 2007, and the related Statements of Cash Flows for the three months ended March 31, 2010 and 2009 and years ended December 31, 2009 and 2008, and together with the notes and schedules thereto and the report of Pannell Kerr Forster of Texas, P.C., thereon appear in Item 13 and are included in this Registration Statement.

 (b)           Exhibits.

Exhibit No.           Description

3.1
Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. (previously filed as and incorporated by reference to Exhibit 10.1 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

3.2
Certificate of Formation of Whitestone REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.3 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

3.3	Amended and Restated Declaration of Trust of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.1 to Whitestone’s Current Report on Form 8-K, filed on July 31, 2008)

3.4	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3(i).1 to Whitestone’s Current Report on Form 8-K, filed December 6, 2006)

3.5	Amended and Restated Bylaws of Whitestone (previously filed as and incorporated by reference to Exhibit 3.1 to Whitestone’s Current Report on Form 8-K, filed October 9, 2008)

4.1
Specimen certificate for common shares of beneficial interest, par value $.001 (previously filed as and incorporated by reference to Exhibit 4.2 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

10.1
Limited Liability Company Agreement of Whitestone REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.4 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.2
Agreement of Limited Partnership of Whitestone REIT Operating Partnership II, L.P. (previously filed as and incorporated by reference to Exhibit 10.6 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.3
Form of Amendment to the Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. (previously filed in and incorporated by reference to Exhibit 10.1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

10.4
Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders), dated March 11, 2005 (previously filed as and incorporated by reference to Exhibit 10.13 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.5
Form of Revolving Credit Note under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.6
Guaranty under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders), dated March 11, 2005 (previously filed as and incorporated by reference to Exhibit 10.15 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.7
Form of Negative Pledge Agreement under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.16 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.8
Form of Collateral Assignment of Partnership Interests under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.17 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.9
Waiver and Amendment No. 1 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated May 8, 2006 (previously filed and incorporated by reference to Exhibit 10.23 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 12, 2006)

10.10
Amendment No. 2 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated May 19, 2006 (previously filed and incorporated by reference to Exhibit 10.24 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.11
Promissory Note between HCP REIT Operating Company IV LLC and MidFirst Bank, dated March 1, 2007 (previously filed and incorporated by reference to Exhibit 10.25 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.12
Amendment No. 3 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated March 26, 2007 (previously filed and incorporated by reference to Exhibit 10.26 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.13	Amendment No. 5 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated

October 31, 2007 (previously filed and incorporated by reference to Exhibit 10.27 to Whitestone’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

10.14
Amendment No.6 between Whitestone REIT Operating Partnership, L.P., Whitestone REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated March 11, 2008 (previously filed as and incorporated by reference to Exhibit 10.28 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008)

10.15
Term Loan Agreement among Whitestone REIT Operating Partnership, L.P., Whitestone Pima Norte LLC, Whitestone REIT Operating Partnership III LP, Hartman REIT Operating Partnership III LP LTD, Whitestone REIT Operating Partnership III GP LLC and KeyBank National Association, dated January 25, 2008 (previously filed as and incorporated by reference to Exhibit 10.29 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008)

10.16	Settlement Agreement between Whitestone and Hartman dated May 30, 2008 (previously filed and incorporated by reference to Exhibit 99.2 to Whitestone’s Current Report on Form 8-K, filed May 30, 2008)

10.17	Mutual Release between Whitestone and Hartman dated May 30, 2008 (previously filed and incorporated by reference to Exhibit 99.2 to Whitestone’s Current Report on Form 8-K, filed May 30, 2008)

10.18+	Whitestone REIT 2008 Long-Term Equity Incentive Ownership Plan (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed July 31, 2008)

10.19
Promissory Note among Whitestone Corporate Park West, LLC and MidFirst Bank dated August 5, 2008 (previously filed and incorporated by reference to Exhibit 99.1 to Whitestone’s Current Report on Form 8-K, filed August 8, 2008)

10.20
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.1 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.21
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.2 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.22
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.3 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.23
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.4 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.24
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.5 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.25
Promissory Note among Whitestone Offices LLC and Nationwide Life Insurance Company dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.6 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.26
Extension of Revolving Credit Agreement among Whitestone REIT Operating Partnership, L.P., Whitestone REIT Operating Partnership III, L.P., and KeyBank National Association (together with other participating lenders), dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.7 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.27
Promissory Note among Whitestone Industrial-Office LLC and Jackson Life Insurance Company dated October 3, 2008 (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed October 9, 2008)

10.28+	Form of Restricted Common Share Award Agreement (Performance Vested) (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed January 7, 2009)

10.29+	Form of Restricted Common Share Award Agreement (Time Vested) (previously filed and incorporated by reference to Exhibit 10.2 to Whitestone’s Current Report on Form 8-K, filed January 7, 2009)

10.30+	Form of Restricted Unit Award Agreement (previously filed and incorporated by reference to Exhibit 10.3 to Whitestone’s Current Report on Form 8-K, filed January 7, 2009)

10.31
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.32
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.2 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.33
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.3 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.34
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.4 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.35
Purchase, Sale and Contribution Agreement between Whitestone REIT Operating Partnership, L.P. and Bank One, Chicago, NA, as trustee for Midwest Development Venture IV dated December 18, 2008 (previously filed and incorporated by reference to Exhibit 10.8 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.36+
Grant Agreement for Restricted Shares between Whitestone REIT and Daryl J. Carter (previously filed and incorporated by reference to Exhibit 10.9 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.37+
Grant Agreement for Restricted Shares between Whitestone REIT and Daniel G. DeVos (previously filed and incorporated by reference to Exhibit 10.10 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.38+
Grant Agreement for Restricted Shares between Whitestone REIT and Donald F. Keating (previously filed and incorporated by reference to Exhibit 10.11 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.39+
Grant Agreement for Restricted Shares between Whitestone REIT and Jack L.Mahaffey (previously filed and incorporated by reference to Exhibit 10.12 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.40
Summary Description of Whitestone REIT Trustee Compensation Arrangements (previously filed and incorporated by reference to Exhibit 10.11 of Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)

21.1	List of subsidiaries of Registrant (previously filed and incorporated by reference to Exhibit 21.1 of the Registrant’s Registration Statement on Form 10 filed on April 30, 2010)

+ Denotes Whitestone’s management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Whitestone REIT Operating Partnership, L.P.
(Registrant)

Date: July 21, 2010	By:	Whitestone REIT, its General Partner

	By:	/s/ David K. Holeman
David K. Holeman
Chief Financial Officer of Whitestone REIT

Whitestone REIT Operating Partnership, L.P.

Index to Exhibits

Exhibit No.           Description

3.1
Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. (previously filed as and incorporated by reference to Exhibit 10.1 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

3.2
Certificate of Formation of Whitestone REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.3 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

3.3	Amended and Restated Declaration of Trust of Whitestone REIT (previously filed as and incorporated by reference to Exhibit 3.1 to Whitestone’s Current Report on Form 8-K, filed on July 31, 2008)

3.4	Articles Supplementary (previously filed as and incorporated by reference to Exhibit 3(i).1 to Whitestone’s Current Report on Form 8-K, filed December 6, 2006)

3.5	Amended and Restated Bylaws of Whitestone (previously filed as and incorporated by reference to Exhibit 3.1 to Whitestone’s Current Report on Form 8-K, filed October 9, 2008)

4.1
Specimen certificate for common shares of beneficial interest, par value $.001 (previously filed as and incorporated by reference to Exhibit 4.2 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

10.1
Limited Liability Company Agreement of Whitestone REIT Operating Partnership II GP, LLC (previously filed as and incorporated by reference to Exhibit 10.4 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.2
Agreement of Limited Partnership of Whitestone REIT Operating Partnership II, L.P. (previously filed as and incorporated by reference to Exhibit 10.6 to Whitestone’s General Form for Registration of Securities on Form 10, filed on April 30, 2003)

10.3
Form of Amendment to the Agreement of Limited Partnership of Whitestone REIT Operating Partnership, L.P. (previously filed in and incorporated by reference to Exhibit 10.1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on December 31, 2003)

10.4
Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders), dated March 11, 2005 (previously filed as and incorporated by reference to Exhibit 10.13 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.5
Form of Revolving Credit Note under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.14 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.6
Guaranty under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders), dated March 11, 2005 (previously filed as and incorporated by reference to Exhibit 10.15 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.7
Form of Negative Pledge Agreement under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.16 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.8
Form of Collateral Assignment of Partnership Interests under Revolving Credit Agreement among Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III LP, and KeyBank National Association (together with other participating lenders) (previously filed as and incorporated by reference to Exhibit 10.17 to Post-Effective Amendment No. 1 to Whitestone’s Registration Statement on Form S-11, Commission File No. 333-111674, filed on June 17, 2005)

10.9
Waiver and Amendment No. 1 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated May 8, 2006 (previously filed and incorporated by reference to Exhibit 10.23 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 12, 2006)

10.10
Amendment No. 2 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated May 19, 2006 (previously filed and incorporated by reference to Exhibit 10.24 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.11
Promissory Note between HCP REIT Operating Company IV LLC and MidFirst Bank, dated March 1, 2007 (previously filed and incorporated by reference to Exhibit 10.25 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.12
Amendment No. 3 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated March 26, 2007 (previously filed and incorporated by reference to Exhibit 10.26 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 30, 2007)

10.13
Amendment No. 5 between Hartman REIT Operating Partnership, L.P., Hartman REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated October 31, 2007 (previously filed and incorporated by reference to Exhibit 10.27 to Whitestone’s Quarterly Report on Form 10-Q, filed on November 14, 2007)

10.14
Amendment No.6 between Whitestone REIT Operating Partnership, L.P., Whitestone REIT Operating Partnership III, L.P., and KeyBank National Association, as agent for the consortium of lenders, dated March 11, 2008 (previously filed as and incorporated by reference to Exhibit 10.28 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008)

10.15
Term Loan Agreement among Whitestone REIT Operating Partnership, L.P., Whitestone Pima Norte LLC, Whitestone REIT Operating Partnership III LP, Hartman REIT Operating Partnership III LP LTD, Whitestone REIT Operating Partnership III GP LLC and KeyBank National Association, dated January 25, 2008 (previously filed as and incorporated by reference to Exhibit 10.29 to Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2007, filed on March 31, 2008)

10.16	Settlement Agreement between Whitestone and Hartman dated May 30, 2008 (previously filed and incorporated by reference to Exhibit 99.2 to Whitestone’s Current Report on Form 8-K, filed May 30, 2008)

10.17	Mutual Release between Whitestone and Hartman dated May 30, 2008 (previously filed and incorporated by reference to Exhibit 99.2 to Whitestone’s Current Report on Form 8-K, filed May 30, 2008)

10.18+	Whitestone REIT 2008 Long-Term Equity Incentive Ownership Plan (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed July 31, 2008)

10.19
Promissory Note among Whitestone Corporate Park West, LLC and MidFirst Bank dated August 5, 2008 (previously filed and incorporated by reference to Exhibit 99.1 to Whitestone’s Current Report on Form 8-K, filed August 8, 2008)

10.20
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.1 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.21
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.2 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.22
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.3 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.23
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.4 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.24
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.5 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.25
Promissory Note among Whitestone Offices LLC and Nationwide Life Insurance Company dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.6 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.26
Extension of Revolving Credit Agreement among Whitestone REIT Operating Partnership, L.P., Whitestone REIT Operating Partnership III, L.P., and KeyBank National Association (together with other participating lenders), dated October 1, 2008 (previously filed and incorporated by reference to Exhibit 99.7 to Whitestone’s Current Report on Form 8-K, filed October 7, 2008)

10.27
Promissory Note among Whitestone Industrial-Office LLC and Jackson Life Insurance Company dated October 3, 2008 (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed October 9, 2008)

10.28+	Form of Restricted Common Share Award Agreement (Performance Vested) (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed January 7, 2009)

10.29+	Form of Restricted Common Share Award Agreement (Time Vested) (previously filed and incorporated by reference to Exhibit 10.2 to Whitestone’s Current Report on Form 8-K, filed January 7, 2009)

10.30+	Form of Restricted Unit Award Agreement (previously filed and incorporated by reference to Exhibit 10.3 to Whitestone’s Current Report on Form 8-K, filed January 7, 2009)

10.31
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.1 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.32
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.2 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.33
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.3 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.34
Promissory Note among Whitestone Centers LLC and Sun Life Assurance Company of Canada dated February 3, 2009 (previously filed and incorporated by reference to Exhibit 10.4 to Whitestone’s Current Report on Form 8-K, filed February 10, 2009)

10.35
Purchase, Sale and Contribution Agreement between Whitestone REIT Operating Partnership, L.P. and Bank One, Chicago, NA, as trustee for Midwest Development Venture IV dated December 18, 2008 (previously filed and incorporated by reference to Exhibit 10.8 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.36+
Grant Agreement for Restricted Shares between Whitestone REIT and Daryl J. Carter (previously filed and incorporated by reference to Exhibit 10.9 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.37+
Grant Agreement for Restricted Shares between Whitestone REIT and Daniel G. DeVos (previously filed and incorporated by reference to Exhibit 10.10 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.38+
Grant Agreement for Restricted Shares between Whitestone REIT and Donald F. Keating (previously filed and incorporated by reference to Exhibit 10.11 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.39+
Grant Agreement for Restricted Shares between Whitestone REIT and Jack L.Mahaffey (previously filed and incorporated by reference to Exhibit 10.12 to Whitestone’s Quarterly Report on Form 10-Q, filed on May 15, 2009)

10.40
Summary Description of Whitestone REIT Trustee Compensation Arrangements (previously filed and incorporated by reference to Exhibit 10.11 of Whitestone’s Annual Report on Form 10-K for the year ended December 31, 2004, filed on March 31, 2005)

21.1	List of subsidiaries of Registrant (previously filed and incorporated by reference to Exhibit 21.1 of the Registrant’s Registration Statement on Form 10 filed on April 30, 2010)

+ Denotes Whitestone’s management contract or compensatory plan or arrangement.